

Eagle Financial Services, Inc.

2022 Annual Report

Building on our legacy of service







2022 had some exciting things in store for us!

Significantly, we opened our first branch in Fauquier County, at 530 Blackwell Road in Warrenton, VA. Our Senseny Road, Purcellville, Pleasant Valley Road, and Berryville branches all hit major growth milestones this past year as well.

In addition, we made important hires in the small business and government lending areas, while our commercial lending and wealth management businesses grew impressively. All of this shows our commitment to our traditional footprint, as well as our ambition to expand beyond it, which is the only way we can remain the independent community bank you know and trust.

Throughout 2022, we continued to support local businesses and organizations, whether that was old friends like the Clarke County Fair or the Apple Blossom Festival as well as new ones such as the Purcellville Music and Arts Festival and St. John's Oktoberfest in Warrenton. Our "Give with BoCC" campaign was a success as we raised over $32K for local organizations.

We also laid the groundwork for our rebrand and launch of our new name, Bank of Clarke. Since we have expanded well outside Clarke County it made sense to drop the County from our name. We also changed our logo as well as our slogan to "We're the bank for that" since we offer banking, lending services, and wealth management capabilities, for retail and business customers.

Dear Eagle Financial Services, Inc. Shareholders:

In 2022, the Bank of Clarke and its employees delivered a number of records for Eagle Financial Services, Inc., including loan growth, earnings, earnings per share (EPS), and revenue, despite a significantly higher interest rate environment driving increased competition for core deposits. For the year, our commercial and residential lending team, along with our niche marine division, LV Finance, delivered loan growth of $338.0 million, or a 34.3% increase over 2021. The Company also reached a new after-tax earnings record of $14.5 million, translating to a record EPS of $4.17 per share and total revenue of $68.0. In addition, our Trust and Wealth Management division approached the $500 million threshold in Assets Under Management (AUM) over the year and contributed over $1 million in after tax-revenue to the company.

The Bank continued to grow from other perspectives as well, increasing staff levels, despite an ongoing labor shortage, and adding important hires in the small business and government lending areas. Significantly, we opened our first branch in Fauquier County, at 530 Blackwell Road in Warrenton, VA, in April 2022. This marked our first branch opening in over ten years, bringing our total bank branches to 14, in addition to our Loan Production Offices in Frederick, MD and Tyson's Corner, VA.

As in previous years, the Bank was awarded several accolades from our community. We were named Best Bank from Loudoun Times-Mirror and the Frederick News-Post and received Best Bank/Credit Union, Best Mortgage Lending, Best Customer Service, and Best Financial Planning Firm from the Winchester Star. We earned two new acknowledgements: Associate of the Year by the Top of Virginia Builder's Association and Top Lender by Business Finance Group. In addition, several employees were recognized as leading

professionals in our Loudoun and Shenandoah markets, and even in national publications. The Bank also graduated another long list of employees from the 2022 VBA School of Bank Management.

Banks are only as strong as the communities they serve and as such, we continued our long-standing tradition of giving back to the region. In 2022, through the Bank's branch-based #GiveWithBoC initiative and the Bank of Clarke Foundation, we donated over $264,000 to charities throughout our footprint, a 14% increase over 2021. Additionally, countless personal hours were donated by our employees to support a multitude of local organizations.

In 2022, we also laid the groundwork to introduce a new brand and a new name, Bank of Clarke. As the Bank expanded from its original area of service in Clarke and Frederick Counties into Loudoun and Fauquier Counties and added loan production offices in Tyson's Corner and Frederick, MD, the decision was made to eliminate the word "County." This will ensure inclusivity in all of the communities in our footprint. We also took this as an opportunity to change its logo and other branding to reflect this strategy.

We continue to remain focused on our customers, community, and shareholders by providing the customer service of Main Street with the product set of Wall Street. Thanks to our phenomenal staff for their continued and tireless work in putting our customers in the center of everything we do, as we work to earn the moniker of being the trusted financial partners for all we serve in the Shenandoah Valley and Northern Virginia. In addition, the Company remains well-capitalized and diversified, with strong credit quality and a conservative lending foundation, and is therefore well-poised to face the challenges that 2023 will certainly bring.

Results

The Bank saw success across multiple categories in 2022. As of December 31, 2022, the Company had total assets of $1.62 billion, net loans of $1.31 billion, total deposits of $1.26 billion, and shareholders' equity of $101.7 million.



Compound Annual Growth Rate

In 2022, returns on average assets and returns on equity were 1.02% and 14.16% respectively, up from .90% and 10.28% respectively in 2021. The Company's annual dividend was $1.15, an increase from $1.10 per share in 2021. Earnings per share set another record at $4.17, up from $3.20 in 2021.



Annual Dividend

$1.15

As a result of our continued growth, strong credit metrics, and expense management -- and despite significant wage pressure due to the continued competitiveness of the job market -- the Company increased its level of net income to $14.5 million, up from $11.17 million in 2021.



Net Income (MM)

Business Segments

Commercial and Retail

Like in both 2020 and 2021, our commercial lending group realized the highest growth rates in the history of the organization – a key factor in the institution's strong loan and deposit performance. Commercial and industrial loans were $247.7 million or 18.71% and $143.4 million or 14.55% of total loans as of December 31, 2022 and December 31, 2021, respectively. This represents an increase of $104.3 million or 72.73% for 2022. Through a CD and money market account promotion, we were able to secure over $50 million in deposits, 79% of which was new money to the Bank. Continued improvements in technology allowed the Bank to grow the online channel, with a 5% increase in mobile banking users and an 8% increase in the number of customers using our mobile deposit process in lieu of visiting a branch. In addition, great strides were made in streamlining the online deposit, mortgage, and home equity account opening processes.

Trust and Investments

The Bank's Trust and Financial Advisory division, now called Bank of Clarke Wealth Management, saw a significant growth in 2022, with total assets under management climbing from $400 million at year end 2021 to $489 million in December 2022. Wealth Management contributed over $1 million in after tax-revenue to the company, more than three times its historical contribution. We continued to refine procedures in this area and add appropriate staff, and we have expanded marketing these services through branch referrals and advertisements. Our representatives remained in the top 10% of all bank investment representatives utilizing the support services of Infinex Investments, providing incremental retention opportunities for us.

Marine – LV Finance

LV Finance, which became fully operational in 2021, offers floor plan and retail lending to super-prime borrowers which provides loan yields to the Bank above its traditional lending programs. This business has historical losses below 20 basis points and yields generally 75-100 basis points above similar credit quality assets. In 2021, the Bank originated over $220 million in marine assets and sold over $120 million providing fee income to the Bank well over $1.2 million; in 2022, the Bank originated over $300 million in marine assets and sold over $154 million providing fee income to the Bank well over $1.4 million. The remaining assets on the Bank's balance sheet are now providing interest income at higher levels than many of the other assets on the balance sheet.

Non-Interest Income

In addition to strong loan growth, the combination of efforts to expand fee income opportunities and leverage existing technologies has led to significant year-over-year increases in non-interest income. Just as 2021 saw record levels with total other income at $11.3 million, this trend continued in 2022, with non-interest income of $13.3 million.

Non-Interest Income



■ NI Income

The Year Ahead

The Bank continues its 141-year-legacy of addressing the financial needs of our markets. We believe that better communities make better banks, and this is embedded in our

values, which spell out LOCAL – Leadership, Outstanding Service, Community, Adaptability, and Loyalty. What differentiates us is our tradition of building lifelong relationships with our customers and communities. By leveraging the power of every connection, we will remain the foremost trusted partner and preferred provider of financial solutions for the communities we serve.

What lies ahead in 2023 and beyond? The Bank has the unique position of being in high-growth markets. That, coupled with the past high performance, allows the bank to grow by investing in the product and service enhancements our customers want, as well as through market expansion and rebranding to drive a broader market acceptance. As a result, Bank of Clarke will achieve its goals by attracting new customers, as well as retaining and growing existing relationships, with a seamless customer experience, fueled by continued investment in technology, regardless of the macro- or micro-economic issues we face. We will focus on the following key areas:

- **High Performance and Growth.** We will create value for our shareholders, customers, and employees while remaining a well-capitalized bank.
- **Employer of Choice.** We will be the employer of choice in the communities we serve by attracting, retaining, and developing diverse high-quality talent.
- **Digital Capabilities.** We will provide a premier digital experience across all products and services.
- **Commercial and Small Business Bank of Choice.** We will be a market leader for commercial and small businesses in our footprint.

I would like to thank our shareholders for their confidence in the Company, its Board of Directors, the management team, and our employees. Your continued support of this organization ensures we are able to serve our communities, customers, and employees while providing shareholders with even stronger returns on their investments.

Brandon Lorey
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-20146

EAGLE FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Virginia	**54-1601306**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2 East Main Street P.O. Box 391 Berryville, Virginia	**22611**
(Address of principal executive offices)	**(Zip Code)**

(540) 955-2510
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None		

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $2.50
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant at June 30, 2022 was $106,948,051.

The number of shares of the registrant's Common Stock ($2.50 par value) outstanding as of March 20, 2023 was 3,522,874.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III.

EAGLE FINANCIAL SERVICES, INC.
INDEX TO FORM 10-K

PART I

Item 1.   Business

General

       Eagle Financial Services, Inc. is a bank holding company that was incorporated in 1991. The company is headquartered in Berryville, Virginia and conducts its operations through its subsidiary, Bank of Clarke (the "Bank"). The Bank changed its name from Bank of Clarke Cunty to Bank of Clarke in 2022. The Bank is chartered under Virginia law. For purposes of this annual report on Form 10-K, the terms the "Company," "our," "us" and "we" refer to Eagle Financial Services, Inc. and our subsidiaries as a combined entity, unless this report otherwise indicates or the context otherwise requires.

       The Bank has thirteen full-service branches, two loan production offices, and one drive-through only facility. The Bank's main office is located at 2 East Main Street in Berryville, Virginia. The Bank opened for business on April 1, 1881. The Bank has Virginia offices located in Clarke County, Frederick County, Fauquier County, Loudoun County and Fairfax County, as well as the Towns of Leesburg, Ashburn and Purcellville and the City of Winchester. The Bank has a Maryland office located in Frederick. This market area is located in the Shenandoah Valley of Virginia, Northern Virginia and Frederick, Maryland.

       The Bank offers a wide range of retail and commercial banking services, including demand, savings and time deposits and consumer, mortgage and commercial loans. The Bank has thirteen ATM locations in its trade area and issues Debit cards to deposit customers. These cards can be used to withdraw cash at most ATMs through the Bank's membership in both regional and national networks. These cards can also be used to make purchases at retailers who accept transactions through the same regional and national networks. The Bank offers telephone banking, internet banking, and mobile banking to its customers. Internet banking also offers online bill payment to consumer and commercial customers. The Bank offers other commercial deposit account services such as ACH origination and remote deposit capture.

       The Bank of Clarke Wealth Management Division, a division of the Bank, provides both a full-service Trust Department and a separate brokerage area. The Trust Department features a full range of fiduciary expertise, including service as trustee of personal trusts, service as guardian or conservator by court appointment, fiduciary investment management, estate settlement, and agency for trustees. The brokerage area offers advisory services and a broad selection of investment products, including Individual Retirement Accounts, mutual funds, tax-deferred annuities, 529 college savings plans, life insurance, long term care insurance, brokerage certificates of deposit, among other brokerage services. Securities and other property held by the Bank of Clarke Wealth Management Division in a fiduciary or agency capacity are not assets of the Bank and are not included in the accompanying consolidated financial statements. Non-deposit investment products are offered through a third party provider.

       The Bank of Clarke, is a partner in Bankers Title Shenandoah, LLC, which sells title insurance and is an investor in Virginia Bankers Insurance Center, LLC, which serves as the broker for insurance sales through its member banks. Bank of Clarke is also an investor in low-income housing projects in Virginia and building rehabilitation projects in surrounding states. These investments generate tax credits for the Bank.

Employees

       The Company, including the Bank, had 91 officers, 146 other full-time and 8 part-time employees (or 241 full-time equivalent employees) at December 31, 2022. None of the Company's employees are represented by a union or covered under a collective bargaining agreement. The Company considers relations with its employees to be excellent.

Securities and Exchange Commission Filings

       The Company maintains an internet website at *www.bankofclarke.bank*. Shareholders of the Company and the public may access, free of charge, the Company's periodic and current reports (including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports) filed with or furnished to the Securities and Exchange Commission (the "SEC"), through the "Investor Relations" section of the Company's website. The reports are made available on this website as soon as practicable following the filing of the reports with the SEC. In addition, certain committee charters and the Company's Code of Ethics are available on the Company's website. The information is free of charge and may be reviewed, downloaded and printed from the website at any time. The information on the Company's website is not a part of, and is not incorporated into, this Annual Report on Form 10-K.

Competition

There is significant competition for both loans and deposits within the Company's trade area. Competition for loans comes from other commercial banks, savings banks, credit unions, mortgage brokers, finance companies, financial technology firms, insurance companies, and other institutional lenders. Competition for deposits comes from other commercial banks, savings banks, credit unions, brokerage firms, and other financial institutions. Based on total deposits at June 30, 2022 as reported to the FDIC, the Company has 7.28% of the total deposits in its market area. The Company's deposit market area includes Clarke County, Frederick County, Loudoun County, Fauquier County and the City of Winchester.

Supervision and Regulation

General. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. It is also subject to regulation, supervision and examination by the Federal Reserve. Other federal and state laws, including various consumer and compliance laws, govern the activities of the Bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following sections summarize some of the significant federal and state laws applicable to the Company and its subsidiary. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act. Under the Bank Holding Company Act, the Company is subject to periodic examination by the Federal Reserve and is required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require. Activities at the bank holding company level are limited to the following:
- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve has determined by regulation to be closely related to the business of a banking include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:
- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring 25% or more of any class of voting securities of the bank holding company. Prior notice to the Federal Reserve is required if a person acquires 10% or more, but less than 25%, of any class of voting securities of a bank or bank holding company and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act ("GLBA"), which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Although the Company has not elected to become a financial holding company in order to exercise the broader activity powers provided by the GLBA, the Company may elect do so in the future.

5

Payment of Dividends. The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, the Federal Reserve has indicated that a bank holding company should generally pay dividends only if its current earnings are sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

The Company is a legal entity separate and distinct from its subsidiary. Its ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to it, and the Bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits. Additionally, the Bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve.

The Federal Reserve, the FDIC and the state of Virginia have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. These regulators have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The Bank may also not declare or pay a dividend without the approval of its board and two-thirds of its shareholders if the dividend would exceed its undivided profits, as reported to the Federal Reserve.

The Company does not expect that any of these laws, regulations or policies will materially affect the Bank's ability to pay dividends to the Company. During 2022, the Company paid cash dividends of $3.8 million and total dividends of $4.0 million, including cash dividends that were reinvested in Company stock.

Insurance of Accounts, Assessments and Regulation by the FDIC. The Bank's deposits are insured up to applicable limits by the FDIC. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") permanently raised the standard maximum deposit insurance amount to $250,000. The FDIC has implemented a risk-based assessment system in which assessment rates for insured institutions with under $10 billion in assets are calculated based on supervisory evaluations and certain other financial measures. The assessment base is an institution's average consolidated total assets less average tangible equity, and the initial base assessment rates are currently between 5 and 32 basis points depending on the institution's composite rating, and subject to potential adjustment based on certain long-term unsecured debt. Progressively lower assessment rate schedules will take effect once the FDIC's reserve ratio reaches 2.0% or greater, and again once the reserve ratio reaches 2.5% or greater.

Capital Requirements. The Federal Reserve and the other federal banking agencies have issued risk-based and leverage capital guidelines applicable to U.S. banking organizations. Those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Pursuant to the Federal Reserve's Small Bank Holding Company and Savings and Loan Holding Company Policy Statement, qualifying bank holding companies with total consolidated assets of less than $3 billion, such as the Company, are not subject to consolidated regulatory capital requirements.

Effective January 1, 2015, the Federal Reserve adopted capital rules intended to revise and strengthen its risk-based and leverage capital requirements and its method for calculating risk-weighted assets. The rules implemented the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act.

Under these risk-based capital requirements of the Federal Reserve, the Bank is required to maintain a minimum ratio of total capital (which is defined as core capital and supplementary capital less certain specified deductions from total capital such as reciprocal holdings of depository institution capital instruments and equity investments) to risk-weighted assets of at least 8.0%. At least 6.0% of risk-weighted assets is required to be "Tier 1 capital," which consists principally of common and certain qualifying preferred shareholders' equity (including grandfathered trust preferred securities) as well as retained earnings, less certain intangibles and other adjustments. The "Tier 2 capital" consists of cumulative preferred stock, long-term perpetual preferred stock, a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments), and a limited amount of the allowance for loan losses, including reserves for off-balance sheet commitments. A common equity Tier 1 capital ratio of 4.5% of risk-weighted assets also was added with the rules effective January 1, 2015.

Each of the federal bank regulatory agencies also has established a minimum leverage capital ratio of Tier 1 capital to average adjusted assets ("Tier 1 leverage ratio"). The guidelines require a minimum Tier 1 leverage ratio of 3.0% for financial holding companies and banking organizations with the highest supervisory rating. All other banking organizations are required to maintain a minimum Tier 1 leverage ratio of 4.0% unless a different minimum was specified by an appropriate regulatory authority. In addition, for a depository institution to be considered "well capitalized" under the regulatory framework for prompt corrective action, its Tier 1 leverage ratio must be at least 5.0%. Banking organizations that have experienced internal growth or made acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve has not advised the Company or the Bank of any specific minimum leverage ratio applicable to either entity.

The capital requirements that became effective January 1, 2015 were phased in over a four-year period. As fully phased in effective January 1, 2019, the rules require the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% common equity Tier 1 ratio, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7.0%); (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%); (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%); and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets.

The capital conservation buffer requirement was phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until fully implemented at 2.5% effective January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

The Federal Reserve's final rules also revised the "prompt corrective action" regulations pursuant to Section 38 of the FDIA by (i) introducing a common equity Tier 1 capital ratio requirement at each level (other than critically undercapitalized), with the required ratio being 6.5% for well-capitalized status; (ii) increasing the minimum Tier 1 capital ratio requirement for each category, with the minimum ratio for well-capitalized status being 8.0%; and (iii) eliminating the provision that provided that a bank with a composite supervisory rating of 1 may have a 3.0% Tier 1 leverage ratio and still be well-capitalized. These thresholds were effective for the Bank as of January 1, 2015. The minimum total capital to risk-weighted assets ratio (10.0%) and minimum leverage ratio (5.0%) for well-capitalized status were unchanged by the final rules.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. Under the proposed framework, these standards will generally be effective on January 1, 2023, with an aggregate output floor phasing-in through January 1, 2027. Under the current capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Company. The impact of Basel IV on the Company and the Bank will depend on the manner in which it is implemented by the federal bank regulatory agencies.

As directed by the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Economic Growth Act"), the federal banking regulators jointly issued a final rule in 2019 that permits qualifying banks that have less than $10 billion in total consolidated assets to elect to be subject to a 9% "community bank leverage ratio." A qualifying bank that has chosen the proposed framework is not required to calculate the existing risk-based and leverage capital requirements and would be considered to have met the capital ratio requirements to be "well capitalized" under prompt corrective action rules, provided it has a community bank leverage ratio greater than 9%. The Bank opted into the CBLR framework as of December 31, 2022.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. For example, under the requirements of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

Federal Reserve System. In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution.

The reserve percentages are subject to adjustment by the Federal Reserve. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

However, in March 2020, in an unprecedented move, the Federal Reserve announced that the banking system had ample reserves, and, as reserve requirements no longer played a significant role in this regime, it reduced all reserve tranches to zero percent, thereby freeing banks from the reserve maintenance requirement. The action permits the Bank to loan or invest funds that were previously unavailable. The Federal Reserve has indicated that it expects to continue to operate in an ample reserves regime for the foreseeable future.

Transactions with Affiliates. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions.

Transactions with Insiders. The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total deposits equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

The Dodd-Frank Act also provides that banks may not "purchase an asset from, or sell an asset to" a bank insider (or their related interests) unless (i) the transaction is conducted on market terms between the parties, and (ii) if the proposed transaction represents more than 10 percent of the capital stock and surplus of the bank, it has been approved in advance by a majority of the bank's non-interested directors.

Community Reinvestment Act. Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act directs each bank to maintain a public file containing specific information, including all written comments received from the public for the current year and each of the previous two calendar years that specifically relate to the bank's performance in helping to meet community credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

In May 2022, the federal bank regulatory agencies jointly issued a proposed rule intended to strengthen and modernize the CRA regulatory framework. If implemented, the rule would, among other things, (i) expand access to credit, investment and basic banking services in low- and moderate-income communities, (ii) adapt to changes in the banking industry, including internet and mobile banking, (iii) provide greater clarity, consistency and transparency in the application of the regulations and (iv) tailor performance standards to account for differences in bank size, business model, and local conditions.

Fair Lending; Consumer Laws. In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions are also subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Privacy Regulations. The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Regulation P provides an exception under which financial institutions that meet certain conditions are not required to provide annual privacy notices to customers. To qualify for this exception, a financial institution must not share nonpublic personal information about customers except as described in certain statutory exceptions. In addition, the rule requires that the financial institution must not have changed its policies and practices with regard to disclosing nonpublic personal information from those that the institution disclosed in the most recent privacy notice it sent. As part of its implementation, the CFPB also amended Regulation P to provide timing requirements for delivery of annual privacy notices in the event that a financial institution that qualified for this annual notice exception later changes its policies or practices in such a way that it no longer qualifies for the exception. The CFPB further removed the Regulation P provision that allowed for use of the alternative delivery method for annual privacy notices because the CFPB believes the alternative delivery method will no longer be used in light of the annual notice exception.

Anti-Money Laundering Laws and Regulations. The Bank is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities ("AML laws"). This category of laws includes the Bank Secrecy Act of 1970, the Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020. The Anti-Money Laundering Act of 2020, the most sweeping anti-money laundering legislation in 20 years, requires various federal agencies to promulgate regulations implementing a number of its provisions.

The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Company has implemented appropriate internal practices, procedures, and controls.

Cybersecurity. The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack. If the Bank fails to meet the expectations set forth in this regulatory guidance, it could be subject to various regulatory actions and any remediation efforts may require significant resources of the Bank. In addition, all federal and state bank regulatory agencies continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams.

In November 2021, the federal banking agencies approved a final rule effective on April 1, 2022 that, among other things, requires banking organizations to notify their primary regulator within 36 hours of becoming aware of a "computer-security incident" that rises to the level of a "notification incident." The rule also requires bank service providers to notify their banking organization customers as soon as possible after becoming aware of similar incidents.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act implemented a number of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act established: (i) requirements for audit committees, including independence, expertise, and responsibilities; (ii) responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for reporting companies and their directors and executive officers; and (v) civil and criminal penalties for violations of the securities laws. Because the Company's common stock is registered with the SEC, it is currently subject to these requirements.

Incentive Compensation. In June 2010, the Federal Reserve issued a final rule on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. Banking organizations are instructed to review their incentive compensation policies to ensure that they do not encourage excessive risk-taking and implement corrective programs as needed. The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Bank, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions.

Dodd-Frank Act. In July 2010, the Dodd-Frank Act was signed into law, incorporating numerous financial institution regulatory reforms. The Dodd-Frank Act implements far-reaching reforms of major elements of the financial landscape, particularly for larger financial institutions. Many of its provisions do not directly impact community-based institutions like the Bank. For instance, provisions that regulate derivative transactions and limit derivatives trading activity of federally-insured institutions, enhance supervision of "systemically significant" institutions, impose new regulatory authority over hedge funds, limit proprietary trading by banks, and phase-out the eligibility of trust preferred securities for Tier 1 capital are among the provisions that do not directly impact the Bank either because of exemptions for institutions below a certain asset size or because of the nature of the Bank's operations. Certain aspects of the Dodd-Frank Act remain subject to rulemaking and interpretation and will take effect over several years, and their impact on the Company or the financial industry is difficult to predict before such regulations or interpretations are adopted.

In May 2018, the Economic Growth Act was enacted to modify or remove certain regulatory financial reform rules and regulations, including some of those implemented under the Dodd-Frank Act. While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion, such as the Bank, and for large banks with assets of more than $50 billion.

Among other matters, the Economic Growth Act expands the definition of qualified mortgages which may be held by a financial institution with total consolidated assets of less than $10 billion, exempts community banks from the Volcker Rule, and includes additional regulatory relief regarding regulatory examination cycles, call reports, mortgage disclosures and risk weights for certain high-risk commercial real estate loans.

Future Legislation and Regulation. Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which the Company and the Bank operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategy, and limit the ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material, adverse effect on the business, financial condition and results of operations of the Company and the Bank. Future legislation, regulation, and government policy could affect the banking industry as a whole, including the business and results of operations of the Company and the Bank, in ways that are difficult to predict. The Company fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

Wage and Hour Division, Department of Labor. On December 16, 2019, the Department of Labor issued a final rule, the rule updates a number of regulations on the calculation of overtime compensation both to provide clarity and to better reflect the 21st-century workplace. These changes will promote compliance with the FLSA, provide appropriate and updated guidance in an area of evolving law and practice, and encourage employers to provide additional and innovative benefits to workers without fear of costly litigation. This final rule was effective on January 15, 2020.

CARES Act. In response to the COVID-19 pandemic, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security ("CARES") Act on March 27, 2020. Among other things, the CARES Act included the Small Business Administration's Paycheck Protection Program. Under the Paycheck Protection Program, funds were authorized for small business loans to pay payroll and group health costs, salaries and commissions, mortgage and rent payments, utilities, and interest on other debt. The loans were provided through participating financial institutions, including the Bank, that processed loan applications and serviced the loans.

Item 1A.   Risk Factors

The Company is subject to many risks that could adversely affect its future financial condition and performance and, therefore, the market value of its securities. The risk factors applicable to the Company include, but are not limited to the following:

Credit Risks

The Company's concentration in loans secured by real estate may increase its credit losses, which would negatively affect our financial results.

At December 31, 2022, loans secured by real estate totaled $939 million and represented 70.92% of the Company's loan portfolio, net of net deferred loan costs and premiums. If we experience adverse changes in the local real estate market or in the local or national economy, borrowers' ability to pay these loans may be impaired, which could impact the Company's financial performance. The Company attempts to limit its exposure to this risk by applying good underwriting practices at origination, evaluating the appraisals used to establish property values, and routinely monitoring the financial condition of borrowers. If the value of real estate serving as collateral for the loan portfolio were to continue to decline materially, a significant part of the loan portfolio could become under-collateralized. If the loans that are secured by real estate become troubled when real estate market conditions are declining or have declined, in the event of foreclosure, the Company may not be able to realize the amount of collateral that was anticipated at the time of originating the loan. In that event, the Company might have to increase the provision for loan losses, which could have a material adverse effect on its operating results and financial condition.

An inadequate allowance for loan losses would reduce our earnings.

Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. We maintain an allowance for loan losses based upon many factors, including the following:
- actual loan loss history;
- nature, terms, and volume of the loan portfolio;
- the amount and trends of problems loans and non-performing loans;
- the effect of changes in the local real estate market on collateral values;
- the legal and regulatory environment;
- lending policies and procedures;
- credit administrations and lending staff;
- concentrations of credit;
- the loan review function;
- the effect of current economic conditions on a borrower's ability to pay; and
- other factors deemed relevant by management.

These determinations are based upon estimates that are inherently subjective, and their accuracy depends on the outcome of future events; therefore, realized losses may differ from current estimates. Changes in economic, operating, and other conditions, including changes in interest rates, which are generally beyond our control, could increase actual loan losses significantly. As a result, actual losses could exceed our current allowance estimate. We cannot provide assurance that our allowance for loan losses is sufficient to cover actual loan losses should such losses differ significantly from the current estimates.

Technology Risks

The Company's operations may be adversely affected by cyber security risks.

In the ordinary course of business, the Company collects and stores sensitive data, including proprietary business information and personally identifiable information of its customers and employees in systems and on networks. The secure processing, maintenance, and use of this information is critical to the Company's operations and business strategy. In addition, the Company relies heavily on communications and information systems to conduct its business. Any failure, interruption, or breach in security or operational integrity of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan, and other systems. The Company has invested in accepted technologies, and continually reviews processes and practices that are designed to protect its networks, computers, and data from damage or unauthorized access. To date, the Company has not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but the Company's systems and those of its customers and third-party service providers are under constant threat and it is possible that the Company could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by the Company and its customers. The Company's computer systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. A breach of any kind could compromise systems and the information stored there could be accessed, damaged, or disclosed. A breach in security or other failure could result in legal claims, regulatory penalties, disruption in operations, increased expenses, loss of customers and business partners, and damage to the Company's reputation, which could adversely affect its business and financial condition. Furthermore, as cyber threats continue to evolve and increase, the Company may be required to expend significant additional financial and operational resources to modify or enhance its protective measures, or to investigate and remediate any identified information security vulnerabilities.

Failure to keep pace with technological change could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions and other firms to better serve customers and to reduce costs. The pace of these technological changes has increased in the "Fintech" environment, in which industry changing products and services are often introduced and adopted, including innovative ways that customers can make payments, access products, and manage accounts. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services, which could entail significant time, resources and additional risk to develop or adopt, or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Liquidity and Interest Rate Risks

The Company's success depends upon its ability to manage interest rate risk.

The profitability of the Company depends significantly on its net interest income, which is the difference between the interest earned on loans, securities and other interest-earning assets, and the interest paid on deposits and borrowings. Changes in interest rates will affect the rates earned on securities and loans and rates paid on deposits and other borrowings. While the Company believes that its current interest rate exposure does not present any significant negative exposure to interest rate changes, it cannot eliminate its exposure to interest rate risk because the factors which cause interest rate risk are beyond the Company's control. These factors include competition, federal economic, monetary and fiscal policies, and general economic conditions.

In addition, changes in interest rates may negatively affect both the returns on and market value of the Company's investment securities. As the Company has experienced due to rising interest rates in 2022, interest rate changes can reduce unrealized gains or increase unrealized losses in its portfolio and thereby negatively impact its accumulated other comprehensive income and equity levels. Further, such losses could be realized into earnings should liquidity and/or business strategy necessitate the sales of securities in a loss position. Additionally, actual investment income and cash flows from investment securities that carry prepayment risk, such as mortgage-backed securities and callable securities, may materially differ from those anticipated at the time of investment or subsequently as a result of changes in interest rates and market conditions. These occurrences could have a material adverse effect on the Company's net interest income or our results of operations.

The Company relies substantially on deposits obtained from customers in its target markets to provide liquidity and support growth.

The Company requires sufficient liquidity to fund asset growth, meet customer loan requests, customer deposit maturities and withdrawals, make payments on its debt obligations as they come due and other cash commitments. The Company's business strategy is based primarily on access to funding from local customer deposits. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, changes in the liquidity needs of our depositors and general economic conditions that affect savings levels and the amount of liquidity in the economy, including government stimulus efforts in response to economic crises. If market interest rates rise or our competitors raise the rates they pay on deposits, the Company's funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Either of these factors could reduce the Company's net interest margin and net interest income and could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows from operations.

Further, if local customer deposits are not sufficient to fund the Company's normal operations and growth, we may rely on secondary sources of liquidity, such as borrowings from the Federal Home Loan Bank of Atlanta (FHLB) and federal funds lines of credit with larger institutions; however, there can be no assurance that these arrangements will be available to us when needed on favorable terms, or at all, or that they will be sufficient to meet future liquidity needs. For example, the Company's ability to access borrowings from the FHLB will be dependent upon whether and the extent to which we can provide collateral to secure FHLB borrowings. In addition, the availability of these funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, and such perception can change quickly in response to market conditions or circumstances unique to a particular company. The Company also may need to raise funds through the issuance of shares of our debt or equity securities, or the sale of investment securities or loans, as additional sources of liquidity. If the Company is unable to access funding sufficient to support our business operations and growth strategies or are unable to access such funding on attractive terms, the Company may not be able to implement our business strategies or satisfy our obligations.

The Company will be required to transition from the use of the London Inter Offered Rate ("LIBOR") index in the future.

The Company has certain variable-rate loans indexed to LIBOR to calculate the loan interest rate. The United Kingdom Financial Conduct Authority, which regulates LIBOR, has previously announced that the continued availability of the LIBOR on the current basis is not guaranteed after 2021. In November 2020, the administrator of LIBOR announced it will consult on its intention to extend the retirement date of certain offered rates whereby the publication of the one week and two month LIBOR offered rates will cease after December 31, 2021; but, the publication of the remaining LIBOR offered rates will continue until June 30, 2023.

Regulators, industry groups, and certain committees (e.g., the Alternative Reference Rates Committee) have, among other things, published recommended fall-back language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates (e.g., SOFR, as the recommended alternative to U.S. Dollar LIBOR), and proposed implementations of the recommended alternatives in floating rate instruments. The Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act"), enacted in March 2022, provides a statutory framework to replace LIBOR with a benchmark rate based on SOFR for contracts governed by U.S. law that have no or ineffective fallbacks. Although governmental authorities have endeavored to facilitate an orderly discontinuation of LIBOR, no assurance can be provided that this aim will be achieved or that the use, level, and volatility of LIBOR or other interest rates or the value of LIBOR-based securities will not be adversely affected. For example, SOFR is a relatively new reference rate, has a very limited history, and differs fundamentally from U.S. Dollar LIBOR. SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, whereas U.S. Dollar LIBOR is an unsecured rate that represents interbank funding over different maturities. As a result, there can be no assurance that SOFR will perform in the same way as U.S. Dollar LIBOR would have done at any time, and there is no guarantee that it is a comparable substitute for U.S. Dollar LIBOR. The transition to alternative reference rate for new contracts, or the implementation of a substitute index or indices for the calculation of interest rates under the Company's existing loan agreements with borrowers or other financial arrangements, could change the Company's market risk profile, interest margin, interest spread and pricing models, may cause the Company to incur significant expenses in effecting the transition, may result in reduced loan balances if borrowers do not accept a substitute index or indices, and may result in disputes or litigation with customers or other counter-parties over the appropriateness or comparability to LIBOR of the substitute index or indices, any of which could have a material adverse effect on the Company's results of operations.

Market Risks

The Company's success depends upon its ability to compete effectively in the banking industry.

The Company's banking subsidiary faces competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. Certain divisions within the banking subsidiary face competition from wealth management and investment brokerage firms. A number of these banks and other financial institutions are significantly larger and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. In addition, the Company faces competition from market place lenders and other financial technology firms, which may provide competitive services quickly and in innovative ways and may have fewer regulatory constraints and lower cost structures. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

The Company could be adversely affected by economic conditions in its market area.

The Company's branches are located in the counties of Clarke, Frederick, Fauquier, and Loudoun, the towns of Purcellville, Leesburg and Ashburn, and the City of Winchester. The Company also operates loan production offices in the counties of Fairfax (Virgina) as well as Frederick (Maryland). Because our lending is concentrated in these markets, we will be affected by the general economic conditions in these areas. Changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. Although the domestic and global economies have largely recovered from the COVID-19 pandemic, certain consequences of the pandemic continue to impact the macroeconomic environment and may persist for some time. For example, the COVID-19 pandemic could have long-lasting impacts certain industries due to changes in consumer behavior and business practices, including remote work and business travel. Further, the growth in economic activity and in the demand for goods and services, coupled with labor shortages, supply chain disruptions and other factors, has contributed to rising inflationary pressures, the Federal Reserve's responsive interest rate hikes, and the risk of recession. A decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact the demand for banking products and services generally, which could negatively affect our financial condition and performance.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Operational Risks

Our exposure to operational risk may adversely affect our business.

We are exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

Reputational risk, or the risk to our earnings and capital from negative public opinion, could result from our actual alleged conduct in any number of activities, including lending practices, corporate governance, regulatory compliance or the occurrence of any of the events or instances mentioned below, or from actions taken by government regulators or community organizations in response to that conduct. Negative public opinion could also result from adverse news or publicity that impairs the reputation of the financial services industry generally.

Further, if any of our financial, accounting, or other data processing systems fail or have other significant shortcomings, we could be adversely affected. We depend on internal systems and outsourced technology to support these data storage and processing operations. Our inability to use or access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of our business operations. We could be adversely affected if one of our employees causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. We are also at risk of the impact of natural disasters, terrorism and international hostilities on our systems or for the effects of outages or other failures involving power or communications systems operated by others.

If any of the foregoing risks materialize, it could have a material adverse affect on our business, financial condition and results of operations.

The Company may not be able to successfully manage its growth or implement its growth strategy, which may adversely affect results of operations and financial condition.

A key component of the Company's business strategy is to continue to grow and expand. The Company's ability to grow and expand depends upon its ability to open new branch locations, attract new deposits to the existing and new branch locations, and identify attractive loan and investment opportunities. The Company may not be able to implement its growth strategy if it is unable to identify attractive markets or branch locations. Once identified, successfully managing growth will depend on integrating the new branch locations while maintaining adequate capital, cost controls and asset quality. As this growth strategy is implemented, the Company will incur construction costs and increased personnel, occupancy and other operating expenses. Because these costs are incurred before new deposits and loans are generated, adding new branch locations will initially decrease earnings, despite efficient execution of this strategy. In addition, the Company could experience difficulties expanding into new markets or product lines. The Company's lack of history and familiarity with those markets, clients and lines of business may lead to unexpected challenges or difficulties that inhibit its success and adversely affect the Company's results of operations.

Severe weather, natural disasters, acts of war or terrorism, geopolitical instability, public health issues, and other external events could significantly impact the Company's business.

Severe weather, natural disasters, acts of war or terrorism, geopolitical instability, public health issues, and other adverse external events could have a significant impact on the Company's ability to conduct business. In addition, such events could affect the stability of the Company's deposit base, cause economic or market uncertainty, negatively impact consumer confidence, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, and/or cause the Company to incur additional expenses. The Company is also at risk of the impact of natural disasters, terrorism, and international hostilities on its systems and from the effects of cyberattacks, outages or other failures involving power or communications systems operated by others, which may give rise to disruption of service to customers and to financial loss or liability. The occurrence of any such events in the future and the economic impact from such events could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

The Company relies heavily on its senior management team and the unexpected loss of key officers could adversely affect operations.

The Company believes that its growth and success depends heavily upon the skills of its senior management team. The Company also depends on the experience of its subsidiary's officers and on their relationships with the customers they serve. The loss of one or more of these officers could disrupt the Company's operations and impair its ability to implement its business strategy, which could adversely affect the Company's financial condition and performance.

<u>**Legal, Regulatory and Compliance Risks**</u>

Government measures to regulate the financial industry, including the Dodd-Frank Act, subject us to increased regulation and could adversely affect us.

As a financial institution, we are heavily regulated at the state and federal levels. These laws and regulations are generally intended to benefit consumers, borrowers and depositors, but not investors. Our success depends on our ability to maintain compliance with existing and new laws and regulations. We face, and expect to continue to face, increased public and legislative scrutiny as well as stricter and more comprehensive regulation of our financial services practices. The Dodd-Frank Act includes significant changes in the financial regulatory landscape and has increased our operations and compliance costs in the short-term. Future legislation, regulation and government policy, which are beyond our control, may change rapidly and unpredictably and could affect the banking industry as a whole, including our business and results of operations, in ways that are difficult to predict. We expect that financial institutions will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices. As a result of the provisions in the Dodd-Frank Act and other current or future laws and regulations applicable to the Bank, we could experience additional costs, as well as limitations on the products and services we offer and on our ability to efficiently pursue business opportunities, which may adversely affect our businesses, financial condition or results of operations.

The Bank is subject to stringent capital and liquidity requirements as a result of the Basel III regulatory capital reforms and the Dodd-Frank Act.

The Bank is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which it must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. Under the Dodd-Frank Act, the federal banking agencies have established stricter capital requirements and leverage limits for banks and bank holding companies that are based on the Basel III regulatory capital reforms. The Basel III Capital Rules require banking organizations to maintain significantly more capital and adopted more demanding regulatory capital risk weightings and calculations. While the recently passed Economic Growth Act requires that federal banking regulators establish a simplified leverage capital framework for smaller banks, these more stringent capital requirements could, among other things, limit banking operations and activities, and growth of loan portfolios, in order to focus on retention of earnings to improve capital levels. The Bank believes that it maintains sufficient levels of Tier 1 and Common Equity Tier 1 capital to comply with the Basel III Final rules. However, if the Bank fails to meet these minimum capital guidelines and/or other regulatory requirements, the Bank could be subject to regulatory restrictions, including limitations on paying dividends to the holding company for shareholder dividends and share repurchases and paying discretionary bonuses, or experience other adverse consequences that could cause its financial condition to be materially and adversely affected.

Changes in accounting standards could impact reported earnings and capital.

The authorities that promulgate accounting standards, including the Financial Accounting Standards Board (the "FASB"), the SEC, and other regulatory authorities, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes are difficult to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the restatement of financial statements for prior periods. Such changes could also impact the capital levels of the Bank, or require the Company to incur additional personnel or technology costs. Most notably, new guidance on the calculation of credit reserves using current expected credit losses, referred to as CECL, was finalized in June 2016. The standard was effective for the Company beginning January 1, 2023. To implement the new standard, the Company has and will incur costs related to data collection and documentation, technology and training. Upon implementation in 2023, the Company recognized a one-time cumulative effect adjustment to reduce retained earnings and increase the allowance for credit losses as well as the reserve for unfunded commitments as a result of adopting the CECL standard as further described in Note 1 to the consolidated financial statements. If the Company is required to materially increase the level of the allowance for credit losses or incurs additional expenses to determine the appropriate level of the allowance for credit losses, such changes could adversely affect the Company's capital levels, financial condition and results of operations.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance (ESG) practices may impose additional costs on the Company or expose it to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are also increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Increased ESG related compliance costs could result in increases to the Company's overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact the Company's reputation, ability to do business with certain partners, and the Company's stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact the Company's business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. Federal and state legislatures and regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. The federal banking agencies have emphasized that climate-related risks are faced by banking organizations of all types and sizes and are in the process of enhancing supervisory expectations regarding banks' risk management practices. In December 2021, the OCC published proposed principles for climate risk management by banking organizations with more than $100 billion in assets. The OCC also has appointed its first ever Climate Change Risk Officer and established an internal climate risk implementation committee in order to assist with these initiatives and to support the agency's efforts to enhance its supervision of climate change risk management. Similar and even more expansive initiatives are expected, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to the Company, the Company would likely experience increased compliance costs and other compliance-related risks.

Additionally, in March 2022, the SEC proposed new climate-related disclosure rules, which if adopted, would require new climate-related disclosures in SEC filings and audited financial statements, including certain climate-related metrics and greenhouse gas emissions data, information about climate-related targets and goals, transition plans, if any, and attestation requirements. If adopted, these rules also could impose increased costs.

The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict how specifically climate change may impact the Company's financial condition and results of operations; however, the physical effects of climate change may also directly impact the Company. Specifically, unpredictable and more frequent weather disasters may adversely impact the value of real property securing the loans in the Bank's loan portfolio. Additionally, if insurance obtained by borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to borrowers, the collateral securing loans may be negatively impacted by climate change, which could impact the Company's financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on customers and impact the communities in which the Company operates. Overall, climate change, its effects and the resulting, unknown impact could have a material adverse effect on the Company's financial condition and results of operations.

Risks Relating to Our Securities

There can be no assurances concerning continuing dividend payments.

Our common stockholders are only entitled to receive the dividends declared by our Board of Directors. Although we have historically paid quarterly dividends on our common stock, there can be no assurances that we will be able to continue to pay regular quarterly dividends or an annual stock dividend or that any dividends we do declare will be in any particular amount. The primary source of money to pay our cash dividends comes from dividends paid to the Company by the Bank. The Bank's ability to pay dividends to the Company is subject to, among other things, its earnings, financial condition and applicable regulations, which in some instances limit the amount that may be paid as dividends. In addition, the Company and the Bank are required to maintain a capital conservation buffer of 2.5% of Common Equity Tier 1 Capital on top of minimum risk-weighted asset ratios to pay dividends without additional restrictions.

There is a limited trading market for our common shares, and you may not be able to resell your shares at or above the price you paid for them.

Although our common shares are listed for trading under the symbol "EFSI," the trading in our common shares has substantially less liquidity than many other publicly traded companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. We cannot assure you that volume of trading in our common shares will increase in the future.

The stock market can be volatile, and fluctuations in our operating results and other factors could cause our stock price to decline.

The stock market has experienced, and may continue to experience, fluctuations that significantly impact the market prices of securities issued by many companies. Market fluctuations could adversely affect our stock price. These fluctuations have often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, loss of investor confidence, interest rate changes, tariffs, government shutdowns, or international currency fluctuations, may negatively affect the market price of our common stock. Moreover, our operating results may fluctuate and vary from period to period due to the risk factors set forth herein. As a result, period-to-period comparisons should not be relied upon as an indication of future performance. Our stock price could fluctuate significantly in response to our quarterly or annual results, annual projections, and the impact of these risk factors on our operating results or financial position.

Item 1B.   Unresolved Staff Comments

  None.

Item 2.   Properties

  The Company owns or leases buildings which are used in normal business operations. The Company's corporate headquarters, and that of Bank of Clarke, is located at 2 East Main Street, Berryville, Virginia, 22611. At December 31, 2022, Bank of Clarke operated thirteen full-service branches, one loan production office, and one drive-through only facility in the Virginia communities of Berryville, Winchester, Boyce, Stephens City, Purcellville, Warrenton, Leesburg, Ashburn and Fairfax. The Bank also operated one loan production office in the Maryland community of Frederick. See Note 1 "Nature of Banking Activities and Significant Accounting Policies" and Note 6 "Bank Premises and Equipment, Net" and Note 13 "Leases" in the "Notes to the Consolidated Financial Statements" of this Form 10-K for information with respect to the amounts at which bank premises and equipment are carried and commitments under long-term leases.

  All of the Company's properties are well maintained, are in good operating condition and are adequate for the Company's present and anticipated future needs.

Item 3.   Legal Proceedings

  There are no material pending legal proceedings to which the Company is a party or of which the property of the Company is subject.

Item 4.   Mine Safety Disclosures

  None.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is quoted on the OTC Markets Group's OTCQX Market under the symbol "EFSI." The OTC Markets Group provides information about the common stock to professional market makers who match sellers with buyers. Securities brokers can obtain information from the OTC Markets Group when working with clients. When a client decides to initiate a transaction, the broker will contact one of the stock's market makers. Any over-the-counter market quotations in the Company's common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

As of March 20, 2023, the Company had approximately 888 shareholders of record.

The Company has historically paid dividends on a quarterly basis. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Company's Board of Directors. Some of the factors affecting the payment of dividends on the Company's common stock are operating results, financial condition, capital adequacy, regulatory requirements and shareholders returns.

Issuer Purchases of Equity Securities for the Quarter Ended December 31, 2022

On June 15, 2022, the Corporation renewed the stock repurchase program to repurchase up to 150,000 shares of its common stock prior to June 30, 2023. During 2022, the Company purchased 4,442 shares of its Common Stock under its stock repurchase program at an average price of $34.79.

The following table details the Company's purchases of its common stock during the fourth quarter pursuant to the Stock Repurchase program discussed above.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that may Yet Be Purchased Under the Plan
October 1 - October 31, 2022	—	$ —	—	148,969
November 1 - November 30, 2022	—	—	—	148,969
December 1 - December 31, 2022	—	—	—	148,969
	—	$ —	—	148,969

Item 6.   Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The purpose of this discussion is to focus on the important factors affecting the financial condition, results of operations, liquidity and capital resources of Eagle Financial Services, Inc. (the "Company"). This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Data, of this Form 10-K.

GENERAL

The Company is a bank holding company which owns 100% of the stock of Bank of Clarke (the "Bank"). Accordingly, the results of operations for the Company are dependent upon the operations of the Bank. The Bank conducts a commercial banking business which consists of attracting deposits from the general public and investing those funds in commercial, consumer and real estate loans and corporate, municipal and U.S. government agency securities. The Bank also conducts a marine lending business as well as a wealth management division. The Bank's deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. At December 31, 2022, the Company had total assets of $1.62 billion, net loans of $1.31 billion, total deposits of $1.26 billion and shareholders' equity of $101.7 million. The Company's net income was $14.5 million for the year ended December 31, 2022.

The following table presents selected financial data, which was derived from the Company's audited financial statements for the periods indicated.

	As of or for the Years Ended December 31,									
	2022		2021		2020		2019		2018	
	(dollars in thousands, except per share amounts)									
Income Statement Data:										
Interest and dividend income	$	54,686	$	42,676	$	38,908	$	35,454	$	31,923
Interest expense		5,473		1,677		3,281		4,239		2,515
Net interest income	$	49,213	$	40,999	$	35,627	$	31,215	$	29,408
Provision for loan losses		1,830		1,483		1,457		629		777
Net interest income after provision for loan losses	$	47,383	$	39,516	$	34,170	$	30,586	$	28,631
Noninterest income		13,345		11,320		8,579		7,759		3,879
Net revenue	$	60,728	$	50,836	$	42,749	$	38,345	$	35,510
Noninterest expenses		43,057		38,049		29,441		26,776		25,195
Income before income taxes	$	17,671	$	12,787	$	13,308	$	11,569	$	10,315
Applicable income taxes		3,150		1,766		2,136		1,810		1,314
Net Income	$	14,521	$	11,021	$	11,172	$	9,759	$	9,001
Performance Ratios:										
Return on average assets		1.02%		0.90%		1.11%		1.18%		1.16%
Return on average equity		14.06%		10.28%		11.03%		10.60%		10.67%
Shareholders' equity to assets		6.29%		8.46%		9.30%		10.98%		10.96%
Dividend payout ratio		27.58%		34.38%		31.80%		35.21%		36.15%
Non-performing loans to total loans		0.19%		0.28%		0.57%		0.34%		0.35%
Non-performing assets to total assets		0.16%		0.21%		0.47%		0.27%		0.28%
Share and Per Share Data:										
Net income, basic	$	4.17	$	3.20	$	3.27	$	2.84	$	2.60
Net income, diluted		4.17		3.20		3.27		2.84		2.60
Cash dividends declared		1.15		1.10		1.04		1.00		0.94
Book value		29.15		31.93		30.86		28.08		25.42
Market price		35.95		34.65		29.50		31.05		30.99
Average shares outstanding, basic		3,482,368		3,440,080		3,417,543		3,438,410		3,467,667
Average shares outstanding, diluted		3,482,368		3,440,080		3,417,543		3,438,410		3,467,667
Balance Sheet Data:										
Total securities	$	158,389	$	193,370	$	166,222	$	166,200	$	145,468
Total loans		1,323,783		985,720		836,334		644,760		606,827
Total assets		1,616,717		1,303,038		1,130,152		877,320		799,617
Total deposits		1,264,075		1,177,235		1,013,087		771,544		703,104
Shareholders' equity		101,729		110,280		105,074		96,326		87,599

MANAGEMENT'S STRATEGY

The Company strives to be an outstanding financial institution in its market by building solid sustainable relationships with: (1) its customers, by providing highly personalized customer service, a network of conveniently placed branches and ATMs, a competitive variety of products/services and courteous, professional employees, (2) its employees, by providing generous benefits, a positive work environment, advancement opportunities and incentives to exceed expectations, (3) its communities, by participating in local concerns, providing monetary support, supporting employee volunteerism and providing employment opportunities, and (4) its shareholders, by providing sound profits and returns, sustainable growth, regular dividends and committing to our local, independent status.

OPERATING STRATEGY

The Bank is a locally owned and managed financial institution. This allows the Bank to be flexible and responsive in the products and services it offers. The Bank grows primarily by lending funds to local residents and businesses at a competitive price that reflects the inherent risk of lending. The Bank attempts to fund these loans through deposits gathered from local residents and businesses. The Bank prices its deposits by comparing alternative sources of funds and selecting the lowest cost available. When deposits are not adequate to fund asset growth, the Bank relies on borrowings, both short and long term. The Bank's primary source of borrowed funds is the Federal Home Loan Bank of Atlanta which offers numerous terms and rate structures to the Bank.

As interest rates change, the Bank attempts to maintain its net interest margin. This is accomplished by changing the price, terms, and mix of its financial assets and liabilities. The Bank also earns fees on services provided through the Bank of Clarke Wealth Management Division, which is the Bank's investment management division that offers both trust services and investment sales, mortgage originations and deposit operations. The Bank also incurs noninterest expenses associated with compensating employees, maintaining and acquiring fixed assets, and purchasing goods and services necessary to support its daily operations.

The Bank has a marketing department which seeks to develop new business. This is accomplished through an ongoing calling program whereby account officers contact existing and potential customers to discuss the products and services offered. The Bank conducts advertising through television commercials, radio ads, newspaper ads, printed materials, electronic materials, billboards, emails, and social media posts.

LENDING POLICIES

Administration and supervision over the lending process is provided by the Bank's Credit Administration Department. The principal risk associated with the Bank's loan portfolio is the creditworthiness of its borrowers. In an effort to manage this risk, the Bank's policy gives loan amount approval limits to individual loan officers based on their position and level of experience. Credit risk is increased or decreased, depending on the type of loan and prevailing economic conditions. In consideration of the different types of loans in the portfolio, the risk associated with real estate mortgage loans, commercial loans and consumer loans varies based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay debt.

The Company has written policies and procedures to help manage credit risk. The Company utilizes a loan review process that includes formulation of portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to establish loss exposure and to ascertain compliance with the Company's policies.

The Bank uses a tiered approach to approve credit requests consisting of individual lending authorities, joint approval of Co-Approval officers (Executive, Regional Credit Officer, Small Business Credit Officer), and a director loan committee. Lending limits for individuals are set by the Board of Directors and are determined by loan purpose, collateral type, and internal risk rating of the borrower. The highest individual authority (Executive) is assigned to the Bank's President/ Chief Executive Officer, Chief Banking Officer and Chief Credit Officer (approval authority only). Two Executive officers may combine their authority to approve loan requests to borrowers with credit exposure up to $10.0 million on a secured basis and $6.0 million unsecured. Three Executive officers may combine to approve loan requests to borrowers with credit exposure up to $15.0 million on a secured basis and $9.0 million unsecured. Consumer Central Lenders can co-approve consumer, home equity lines of credit and home equity loan requests up to their stated authorities. Officers in Categories A through F have lesser authorities and with approval of an Executive officer may extend loans to borrowers with exposure of $5.0 million on a secured basis and $3.0 million unsecured. Officers in Categories A through F can also utilize the co-approval of the Regional and Small Business Credit Officers to extend loans with exposures up to $2.5 million and $1.5 million respectively on a secured basis, and up to $1 million and $750 thousand respectively on an unsecured basis. Loans exceeding $15.0 million and up to the Bank's legal lending limit can be approved by the Director Loan Committee consisting of four directors (three directors constituting a quorum). The Director's Loan Committee also reviews and approves changes to the Bank's Loan Policy as presented by management. The following sections discuss the major loan categories within the total loan portfolio:

One-to-Four-Family Residential Real Estate Lending

Residential lending activity may be generated by the Bank's loan officer solicitations, referrals by real estate professionals, and existing or new bank customers. Loan applications are taken by a Bank loan officer. As part of the application process, information is gathered concerning income, employment and credit history of the applicant. The valuation of residential collateral is provided by independent fee appraisers who have been approved by the Bank's Directors Loan Committee. In connection with residential real estate loans, the Bank requires title insurance, hazard insurance and, if applicable, flood insurance. In addition to traditional residential mortgage loans secured by a first or junior lien on the property, the Bank offers home equity lines of credit.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in the Bank's market area, including multi-family residential buildings, commercial buildings and offices, small shopping centers and churches. Commercial real estate loan originations are obtained through broker referrals, direct solicitation of developers and continued business from customers. In its underwriting of commercial real estate, the Bank's loan to original appraised value ratio is generally 80% or less. Commercial real estate lending entails significant additional risk as compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the repayment of loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or the economy, in general. The Bank's commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness, prior credit history and reputation, and the Bank typically requires personal guarantees or endorsements of the borrowers' principal owners.

Construction and Land Development Lending

The Bank makes local construction loans and land acquisition and development loans. The construction loans are secured by residential houses under construction and the underlying land for which the loan was obtained. The average life of most construction loans is less than one year and the Bank offers both fixed and variable rate interest structures. The interest rate structure offered to customers depends on the total amount of these loans outstanding and the impact of the interest rate structure on the Bank's overall interest rate risk. There are two characteristics of construction lending which impact its overall risk as compared to residential mortgage lending. First, there is more concentration risk due to the extension of a large loan balance through several lines of credit to a single developer or contractor. Second, there is more collateral risk due to the fact that loan funds are provided to the borrower based upon the estimated value of the collateral after completion. This could cause an inaccurate estimate of the amount needed to complete construction or an excessive loan-to-value ratio. To mitigate the risks associated with construction lending, the Bank generally limits loan amounts to 80% of the estimated appraised value of the finished property. The Bank also obtains a first lien on the property as security for its construction loans and typically requires personal guarantees from the borrower's principal owners. Finally, the Bank performs inspections of the construction projects to ensure that the percentage of construction completed correlates with the amount of draws on the construction line of credit.

Commercial and Industrial Lending

Commercial business loans generally have more risk than residential mortgage loans but have higher yields. To manage these risks, the Bank generally obtains appropriate collateral and personal guarantees from the borrower's principal owners and monitors the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. Refer to the Marine Lending section below for discussion of additional commercial and industrial lending.

Consumer Lending

The Bank offers various secured and unsecured consumer loans, which include personal installment loans, personal lines of credit, automobile loans, and credit card loans. The Bank generally originates its consumer loans within its geographic market area and these loans are largely made to customers with whom the Bank has an existing relationship. Consumer loans generally entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral on a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and from any verifiable secondary income. Although creditworthiness of the applicant is the primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

Refer to the Marine Lending section below for discussion of additional consumer lending.

Marine Lending

The Bank's marine lending unit, which includes originated retail loans, which are classified as commercial and industrial loans or consumer loans depending on borrower, and dealer floorplan loans, which are classified as commercial and industrial loans. The Company's relationships are limited to well established dealers of global premium brand manufacturers. The Company's top three manufacturer customers have been in business between 30 and 100 years. The Company primarily has secured agreements with premium manufacturers to support dealer floor plan loans which reduces the Company's credit exposure to the dealer, despite its underwriting of each respective dealer. The Company has developed incentive retail pricing programs with the dealers to drive retail dealer flow. In addition to the repurchase agreements associated with floor plan lending, manufacturers will often support secondary resale values which can have the effect of reducing losses from non-performing retail marine loans. Retail borrowers generally have very high credit scores, substantial down payments, substantial net worth, personal liquidity, and excess cash flow.

CRITICAL ACCOUNTING POLICIES

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within these statements is, to a significant extent, based on measurements of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained when earning income, recognizing an expense, recovering an asset or relieving a liability. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the transactions would be the same, the timing of events that would impact the transactions could change.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the probable losses inherent in the Company's loan portfolio. As required by GAAP, the allowance for loan losses is accrued when the occurrence of losses is probable and losses can be estimated. Impairment losses are accrued based on the differences between the loan balance and the value of its collateral, the present value of future cash flows, or the price established in the secondary market. The Company's allowance for loan losses has three basic components: the general allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when actual events occur. The general allowance uses historical experience and other qualitative factors to estimate future losses and, as a result, the estimated amount of losses can differ significantly from the actual amount of losses which would be incurred in the future. However, the potential for significant differences is mitigated by continuously updating the loss history and qualitative factor analyses of the Company. The specific allowance is based upon the evaluation of specific impaired loans on which a loss may be realized. Factors such as past due history, ability to pay, and collateral value are used to identify those loans on which a loss may be realized. Each of these loans is then evaluated to determine how much loss is estimated to be realized on its disposition. The sum of the losses on the individual loans becomes the Company's specific allowance. This process is inherently subjective and actual losses may be greater than or less than the estimated specific allowance. The unallocated allowance accounts for a measure of imprecision in the estimate. Note 1 to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Data, of the 2022 Form 10-K, provides additional information related to the allowance for loan losses.

FORWARD LOOKING STATEMENTS

The Company makes forward looking statements in this report that are subject to risks and uncertainties. These forward looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward looking statements. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- difficult market conditions in our industry;
- effects of soundness of other financial institutions;
- potential impact on us of existing and future legislation and regulations;
- the ability to successfully manage growth or implement growth strategies if the Bank is unable to identify attractive markets, locations or opportunities to expand in the future, expand into new markets, or successfully implement new product lines;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- the successful management of interest rate risk;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- changes in general economic and business conditions in the market area;
- reliance on the management team, including the ability to attract and retain key personnel;
- changes in interest rates and interest rate policies;
- maintaining capital levels adequate to support growth;
- maintaining cost controls and asset qualities as new branches are opened or acquired;
- demand, development and acceptance of new products and services;
- deposit flows;
- problems with technology utilized by the Bank;
- changing trends in customer profiles and behavior;
- geopolitical conditions, including acts or threats of terrorism, international hostilities, or actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the U.S. and abroad;
- the Company's potential exposure to fraud, negligence, computer theft, and cyber-crime
- changes in accounting policies and banking and other laws and regulations; and
- other factors described in Item 1A., "Risk Factors," above.

Because of these uncertainties, actual future results may be materially different from the results indicated by these forward looking statements. In addition, past results of operations do not necessarily indicate future results.

RESULTS OF OPERATIONS

Net Income

Net income for 2022 was $14.5 million, a increase of $3.5 million or 31.76% from 2021's net income of $11.0 million. Basic and diluted earnings per share were $4.17 and $3.20 for 2022 and 2021, respectively.

Return on average assets ("ROA") measures how efficiently the Company uses its assets to produce net income. Some issues reflected within this efficiency include the Company's asset mix, funding sources, pricing, fee generation, and cost control. The ROA of the Company, on an annualized basis, was 1.02% and 0.90% for 2022 and 2021, respectively.

Return on average equity ("ROE") measures the utilization of shareholders' equity in generating net income. This measurement is affected by the same factors as ROA with consideration to how much of the Company's assets are funded by the shareholders. The ROE for the Company was 14.06% and 10.28% for 2022 and 2021, respectively.

Net Interest Income

Net interest income, the difference between total interest income and total interest expense, is the Company's primary source of earnings. Net interest income was $49.2 million for 2022 and $41.0 million for 2021, which represents an increase of $8.2 million or 20.03%. Net interest income is derived from the volume of earning assets and the rates earned on those assets as compared to the cost of funds. Total interest income was $54.7 million for 2022 and $42.7 million for 2021, which represents an increase of $12.0 million or 28.14% for 2022. Total interest expense was $5.5 million for 2022 and $1.7 million for 2021, which represents an increase of $3.8 million or 226.36% in 2022. The increase in total interest income, total interest expense and net interest income during 2022 was driven by the growth in interest-earning assets, interest-bearing liabilities and the rising interest rate environment. Refer to the table titled "Volume and Rate Analysis" for further detail.

The table titled "Average Balances, Income and Expenses, Yields and Rates" displays the composition of interest earnings assets and interest bearing liabilities and their respective yields and rates for the years ended December 31, 2022 and 2021.

The net interest margin was 3.68% for 2022 and 3.59% for 2021. The net interest margin is calculated by dividing tax-equivalent net interest income by total average earnings assets. Tax-equivalent net interest income is calculated by adding the tax benefit on certain securities and loans, whose interest is tax-exempt, to total interest income then subtracting total interest expense. The tax rate used to calculate the tax benefit was the federal statutory rate of 21%. The table titled "Tax-Equivalent Net Interest Income" reconciles net interest income to tax-equivalent net interest income, which is not a measurement under GAAP, for the years ended December 31, 2022 and 2021.

Net interest income and net interest margin may experience some decline due to additional deposit pricing pressure as interest rates continue to increase and increased competition for new deposits is experienced. These combined also could result in the Company having to borrow wholesale funding to fund asset growth which is more expensive than deposits.

Average Balances, Income and Expenses, Yields and Rates
(dollars in thousands)

				Years Ended			
		December 31, 2022				**December 31, 2021**	
	Average Balance	Interest Income/ Expense	Average Rate		Average Balance	Interest Income/ Expense	Average Rate
Assets:							
Securities:							
Taxable	$ 172,501	$ 3,401	1.97%	$	162,717	$ 2,317	1.42%
Tax-Exempt (1)	8,305	280	3.37%		15,936	530	3.33%
Total Securities	$ 180,806	$ 3,681	2.04%	$	178,653	$ 2,847	1.59%
Loans: (2)							
Taxable	1,121,429	50,509	4.50%		889,035	39,643	4.46%
Non-accrual	2,350	—	—%		4,024	—	—%
Tax-Exempt (1)	5,671	218	3.85%		6,734	289	4.29%
Total Loans	$ 1,129,450	$ 50,727	4.49%	$	899,793	$ 39,932	4.44%
Federal funds sold	5,311	30	0.57%		223	—	0.10%
Interest-bearing deposits in other banks	27,251	352	1.29%		68,868	69	0.10%
Total earning assets	$ 1,342,818	$ 54,790	4.08%	$	1,147,537	$ 42,848	3.73%
Allowance for loan losses	(9,852)				(7,980)		
Total non-earning assets	93,289				79,122		
Total assets	$ 1,426,255			$	1,218,679		
Liabilities and Shareholders' Equity:							
Interest-bearing deposits:							
NOW accounts	$ 173,843	$ 663	0.38%	$	145,652	$ 312	0.21%
Money market accounts	270,725	1,155	0.43%		225,960	583	0.26%
Savings accounts	179,709	130	0.07%		156,861	92	0.06%
Time deposits:							
$250,000 and more	62,757	560	0.89%		67,287	411	0.61%
Less than $250,000	62,907	433	0.69%		58,565	279	0.48%
Total interest-bearing deposits	$ 749,941	$ 2,941	0.39%	$	654,325	$ 1,677	0.26%
Federal funds purchased	7,882	170	2.16%		1	—	0.36%
Federal Home Loan Bank advances	39,589	1,295	3.27%		—	—	—%
Subordinated debt	22,193	1,067	4.81%		—	—	—%
Total interest-bearing liabilities	$ 819,605	$ 5,473	0.67%	$	654,326	$ 1,677	0.26%
Noninterest-bearing liabilities:							
Demand deposits	485,061				443,662		
Other Liabilities	18,293				12,521		
Total liabilities	$ 1,322,959			$	1,110,509		
Shareholders' equity	103,296				108,170		
Total liabilities and shareholders' equity	$ 1,426,255			$	1,218,679		
Net interest income		$ 49,317				$ 41,171	
Net interest spread			3.42%				3.47%
Interest expense as a percent of average earning assets			0.41%				0.15%
Net interest margin			3.68%				3.59%

(1)   Income and yields are reported on a tax-equivalent basis using the federal tax rate of 21%.

(2)   Interest and yields on loans include the amortization/accretion of origination costs/fees as well as any purchase premiums or discounts.

Tax-Equivalent Net Interest Income
(dollars in thousands)

	Twelve Months Ended December 31,			
	2022		2021	
	(in thousands)			
GAAP Financial Measurements:				
Interest Income - Loans	$	50,682	$	39,871
Interest Income - Securities and Other Interest-Earnings Assets		4,004		2,805
Interest Expense - Deposits		2,941		1,677
Interest Expense - Other Borrowings		2,532		—
Total Net Interest Income	$	49,213	$	40,999
Non-GAAP Financial Measurements:				
Add: Tax Benefit on Tax-Exempt Interest Income - Loans (1)	$	45	$	61
Add: Tax Benefit on Tax-Exempt Interest Income - Securities (1)		59		111
Total Tax Benefit on Tax-Exempt Interest Income	$	104	$	172
Tax-Equivalent Net Interest Income	$	49,317	$	41,171

(1) Tax benefit was calculated using the federal statutory tax rate of 21%.

The tax-equivalent yield on earning assets increased 35 basis points from 2021 to 2022. The tax-equivalent yield on securities increased 45 basis points from 2021 to 2022. The tax-equivalent yield on loans increased five basis points from 2021 to 2022. The increase in the tax-equivalent yield on earning assets resulted mostly from the increase in the tax-equivalent yield on securities. The increase in the tax-equivalent yield on securities as compared to the corresponding period in the prior year was due to a combination of increase of volume of securities and the rising interest rate environment.

The average rate on interest-bearing liabilities increased 41 basis points from 2021 to 2022. The average rate on total interest-bearing deposits increased 13 basis points from 2021 to 2022. The Federal Reserve interest rate increases during early 2022 heightened interest rates paid on deposit accounts. In general, deposit pricing is done in response to monetary policy actions and yield curve changes. Local competition for funds also affects the cost of time deposits, which are primarily comprised of certificates of deposit. The Company prefers to rely most heavily on non-maturity deposits, which include NOW accounts, money market accounts, and savings accounts. The average balance of non-maturity interest-bearing deposits increased $95.8 million or 18.13% from $528.5 million during 2021 to $624.3 million in 2022. The cost of interest bearing liabilities was also higher during 2022 due to the subordinated notes that the Company issued on March 31, 2022, which are currently paying a 4.5% fixed rate, and FHLB advances totaling $175.0 million at December 31, 2022, with interest rates ranging between 3.79% and 4.57%.

The table titled "Volume and Rate Analysis" provides information about the effect of changes in financial assets and liabilities and changes in rates on net interest income.

Tax-equivalent net interest income increased $8.1 million during 2022. The increase in tax-equivalent net interest income during 2022 is comprised of an increase due to volume of $7.6 million and a increase due to rate of $530 thousand. The increase in tax-equivalent net interest income during 2022 was largely affected by the increased volume of taxable loans, as well as increases in rates earned from interest-earning assets. This increase was partially offset by the increased volume in borrowing and increases in rates paid on interest bearing liabilities.

Volume and Rate Analysis (Tax-Equivalent Basis)
(dollars in thousands)

| | 2022 vs 2021 Increase (Decrease) Due to Changes in: | | |
	Volume	Rate	Total
Earning Assets:			
Securities:			
Taxable	$ 146	$ 938	$ 1,084
Tax-exempt	(256)	6	(250)
Loans:			
Taxable	10,506	360	10,866
Tax-exempt	(43)	(28)	(71)
Federal funds sold	25	5	30
Interest-bearing deposits in other banks	(15)	298	283
Total earning assets	$ 10,362	$ 1,580	$ 11,942
Interest-Bearing Liabilities:			
NOW accounts	$ 68	$ 283	$ 351
Money market accounts	133	439	572
Savings accounts	18	20	38
Time deposits:			
$250,000 and more	(26)	175	149
Less than $250,000	22	132	154
Total interest-bearing deposits	$ 215	$ 1,049	$ 1,264
Federal funds purchased	$ 169	$ 1	$ 170
Federal Home Loan Bank advances	1,295	—	1,295
Subordinated debt	1,067	—	1,067
Total interest-bearing liabilities	$ 2,746	$ 1,050	$ 3,796
Change in net interest income	$ 7,616	$ 530	$ 8,146

Provision for Loan Losses

The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses as discussed within the Critical Accounting Policies section above. The provision for loan losses was $1.8 million for 2022 and $1.5 million for 2021. The amount of provision for loan losses during each period reflects the results of the Company's analysis used to determine the adequacy of the allowance for loan losses. The provision for loan losses in 2022 reflects loan growth in the portfolio during the year partially offset by net recoveries of $601 thousand. The provision for loan losses in 2021 reflects loan growth in the portfolio during. The Company is committed to maintaining an allowance that adequately reflects the risk inherent in the loan portfolio. This commitment is more fully discussed in the "Asset Quality" section.

Noninterest Income

Total noninterest income was $13.3 million and $11.3 million during 2022 and 2021, respectively. This represents an increase of $2.0 million or 17.89% for 2022. Management reviews the activities which generate noninterest income on an ongoing basis.

The following table provides the components of noninterest income for the twelve months ended December 31, 2022 and 2021, which are included within the respective Consolidated Statements of Income headings. The following paragraphs provide information about activities which are included within the respective Consolidated Statements of Income headings. Variances that the Company believes require explanation are discussed below the table.

| | December 31, | | | |
(dollars in thousands)	2022	2021	$ Change	% Change
Wealth management fees	$ 4,149	$ 3,054	$ 1,095	35.85%
Service charges on deposit accounts	1,618	1,235	383	31.01%
Other service charges and fees	3,943	3,941	2	0.05%
(Loss)on the sale and disposal of bank premises and equipment	(11)	—	(11)	NM
(Loss) gain on sale of securities	(737)	24	(761)	(3,170.83)%
Gain on sale of loans	1,875	1,658	217	13.09%
Bank owned life insurance income	626	527	99	18.79%
Other operating income	1,882	881	1,001	113.62%
Total noninterest income	$ 13,345	$ 11,320	$ 2,025	17.89%

NM - Not Meaningful

Wealth management fees increased from 2021 to 2022. Wealth management fee income is comprised of income from fiduciary activities as well as commissions from the sale of non-deposit investment products. The amount of income from wealth management fees is determined by the number of active accounts and total assets under management. With the addition of several new key employees, total assets under management have seen an increase during the year.

Services charges on deposit accounts increased when comparing the year ended December 31, 2022 to 2021. This increase is mainly due to increases in overdraft charges. Overdraft charges can fluctuate based on changes in customer activity.

During 2022, the Company sold $12.2 million in mortgage loans on the secondary market and $155.0 million of loans from the commercial and consumer loan portfolios. During the third quarter of 2022, the Company sold $3.0 million in Small Business Association ("SBA") loans. During the last three quarters of 2021, the Company sold $18.1 million in mortgage loans on the secondary market and $99.2 million of loans from the commercial and consumer loan portfolios. These loan sales resulted in gains of $1.9 million and $1.7 million during the years ended December 31, 2022 and 2021, respectively.

Bank owned life insurance ("BOLI") fee income increased during 2022 when compared to 2021 as a result of investment of $10 million into BOLI by the Company during the second quarter of 2021.

Other operating income increased during 2022. The fluctuation from 2021 to 2022 is mostly attributed to adjustments to the investment in Banker's Insurance as well as cash distributions received from investments in Small Business Investment Companies and derivative fee income.

Noninterest Expenses

Total noninterest expenses were $43.1 million and $38.0 million during 2022 and 2021, respectively. This represents an increase of $5.0 million or 13.16% during 2022.

The following table provides the components of noninterest expense for the twelve months ended December 31, 2022 and 2021, which are included within the respective Consolidated Statements of Income headings. The following paragraphs provide information about activities which are included within the respective Consolidated Statements of Income headings. Variances that the Company believes require explanation are discussed below the table.

		December 31,					
(dollars in thousands)		2022		2021		$ Change	% Change
Salaries and employee benefits	$	25,730	$	21,854	$	3,876	17.74%
Occupancy expenses		2,068		1,803		265	14.70%
Equipment expenses		1,121		959		162	16.89%
Advertising and marketing expenses		770		408		362	88.73%
Stationery and supplies		199		155		44	28.39%
ATM network fees		1,313		1,135		178	15.68%
Other real estate owned expense		34		41		(7)	(17.07)%
Loss on other real estate owned		—		201		(201)	NM
FDIC assessment		614		606		8	1.32%
Computer software expense		960		996		(36)	(3.61)%
Bank franchise tax		886		781		105	13.44%
Professional fees		2,019		3,760		(1,741)	(46.30)%
Data processing fees		1,779		1,541		238	15.44%
Other operating expenses		5,564		3,809		1,755	46.08%
Total noninterest expenses	$	43,057	$	38,049	$	5,008	13.16%

NM - Not Meaningful

The Company's growth has had an impact on noninterest expenses. Total assets have grown by $313.7 million or 24.1% from December 31, 2021 to December 31, 2022. This growth has required investments to be made in the Company's infrastructure, causing increases in salaries and employee benefits, occupancy expenses, equipment expenses, advertising and marketing expenses, stationary and supplies, and other operating expenses. In addition, increases in asset size and capital levels have impacted both the FDIC assessment and bank franchise tax amounts.

Salaries and employee benefits expense increased during 2022. Annual pay increases, newly hired employees, increasing insurance costs and enhanced employee incentive plans have attributed to these increases. The number of full-time equivalent employees (FTEs) has increased from 221 at December 31, 2021 to 241 at December 31, 2022.

Professional fees decreased during 2022. Significant expansion costs of the Company's wealth management business line and buildout of the marine lending division were incurred and completed in 2021, resulting in lower professional fees in 2022.

Data processing fees increased in 2022 due to the fees associated to the new general ledger system implemented in late 2021, the implementation of a new budgeting system and a new loan end-to-end platform system.

Other operating expenses increased during 2022. This increase is due primarily to increased loan related expenses due to a higher loan volume.

The efficiency ratio of the Company was 67.90% and 72.14% for 2022 and 2021, respectively. The efficiency ratio is calculated by dividing total noninterest expenses by the sum of tax-equivalent net interest income and total noninterest income, excluding gains and losses on the investment portfolio and other gains/losses from OREO, repossessed vehicles, disposals of bank premises and equipment, etc. The tax rate utilized is 21%. The Company calculates and reviews this ratio as a means of evaluating operational efficiency. A reconciliation of tax-equivalent net interest income, which is not a measurement under GAAP, to net interest income is presented within the *Net Interest Income* section above.

The calculation of the efficiency ratio for the twelve months ended December 31, 2022 and 2021 were as follows:

| | December 31, | |
| | 2022 | 2021 |
	(in thousands)	
Summary of Operating Results:		
Noninterest expenses	$ 43,057	$ 38,049
Less: Loss on other real estate owned	—	201
Adjusted noninterest expenses	$ 43,057	$ 37,848
Net interest income	$ 49,213	$ 40,999
Noninterest income	$ 13,345	$ 11,320
Less: (Loss) gain on sales of securities	(737)	24
Less: (Loss) on the sale and disposal of premises and equipment	(11)	—
Adjusted noninterest income	$ 14,093	$ 11,296
Tax equivalent adjustment (1)	104	172
Total net interest income and noninterest income, adjusted	$ 63,410	$ 52,467
Efficiency ratio	67.90%	72.14%

(1) Includes tax-equivalent adjustments on loans and securities using the federal statutory tax rate of 21%.

Income Taxes

Income tax expense was $3.2 million and $1.8 million for the years ended December 31, 2022 and 2021, respectively. These amounts correspond to an effective tax rate of 17.83% and 13.81% for 2022 and 2021, respectively. The effective tax rate is below the statutory rate of 21%, due primarily to tax credits on qualified affordable housing project investments as discussed in Note 25 to the Consolidated Financial Statements as well as qualified rehabilitation credits. During 2021, one of the Company's rehabilitation tax credit investments was finalized and the total amount of credits to be received was determined and certified. The effective tax rate is also impacted by tax-exempt income on investment securities and loans. Note 9 to the Consolidated Financial Statements provides a reconciliation between income tax expense computed using the federal statutory income tax rate and the Company's actual income tax expense during 2022 and 2021.

Business Segments

The Company has two reportable operating segments: community banking and marine lending. Revenue from community banking operations consist primarily of net interest income related to investments in loans and securities and outstanding deposits and borrowings, fees earned on deposit accounts and debit card interchange activity. Revenue from marine lending operations consist primarily of net interest income related to commercial and consumer marine loans and gains on sales of loans.

Financial information for the parent company and the Bank of Clarke Wealth Management Division is included in the "All Other" category. The parent company's operating results are comprised primarily of interest expense associated with subordinated debt. The wealth management division's net recenues are comprised primarily of income from offering wealth management services and insurance products through third-party service providers. Refer to Notes 1 and 27 of the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information.

Marine lending was identified as a newly reportable segment in 2022 and as such, the Company has included the prior period financial information for comparative purposes. The following table provides income and asset information as of and for the twelve months ended December 31, 2022 and 2021, which are included within the Consolidated Balance Sheets and Consolidated Statements of Income. Variances that the Company believes require explanation are discussed below the table.

	Community Banking	Marine Lending	All Other	Eliminations	Consolidated
	Twelve Months Ended December 31, 2022				
	(in thousands)				
Interest Income	$ 47,554	$ 7,132	$ —	$ —	$ 54,686
Interest Expense	4,026	380	1,067	—	5,473
Net Interest Income	43,528	6,752	(1,067)	—	49,213
Gain on sales of loans	478	1,397	—	—	1,875
Other noninterest income	7,222	99	4,149	—	11,470
Net Revenue	51,228	8,248	3,082	—	62,558
Provision for loan losses	1,059	771	—	—	1,830
Noninterest expense	36,401	3,695	2,961	—	43,057
Income (loss) before taxes	13,768	3,782	121	—	17,671
Income tax expense (benefit)	2,343	794	13	—	3,150
Net Income (loss)	$ 11,425	$ 2,988	$ 108	$ —	$ 14,521
Other data:					
Capital expenditures	$ 829	$ 9	$ —	$ —	$ 838
Depreciation and amortization	1,550	236	124	—	1,910

	Community Banking	Marine Lending	All Other	Eliminations	Consolidated
	Twelve Months Ended December 31, 2021				
	(in thousands)				
Interest Income	$ 40,003	$ 2,630	$ 43	$ —	$ 42,676
Interest Expense	1,645	32	—	—	1,677
Net Interest Income	38,358	2,598	43	—	40,999
Gain on sales of loans	636	1,022	—	—	1,658
Other noninterest income	6,597	10	3,055	—	9,662
Net Revenue	45,591	3,630	3,098	—	52,319
Provision for loan losses	2,657	(1,153)	(21)	—	1,483
Noninterest expense	33,525	2,056	2,468	—	38,049
Income (loss) before taxes	9,409	2,727	651	—	12,787
Income tax expense (benefit)	1,034	573	159	—	1,766
Net Income (loss)	$ 8,375	$ 2,154	$ 492	$ —	$ 11,021
Other data:					
Capital expenditures	$ 520	$ —	$ —	$ —	$ 520
Depreciation and amortization	1,632	14	22	$ —	1,668

	Community Banking	Marine Lending	All Other	Eliminations	Consolidated
Total assets at December 31, 2022	$ 1,377,461	$ 237,595	$ 1,661	$ —	$ 1,616,717
Total assets at December 31, 2021	1,190,471	110,726	1,841	—	1,303,038

The increase in community banking segment net income for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to higher interest income resulting from higher average balances of interest-earning assets, including loans and securities, and the effects of rising interest rates on asset yields. This increase was partially offset by the increase in noninterest expense. The increase in noninterest expense is largely due to the Bank's growth and an increase in the allocated cost of funding. This growth has required investments to be made in the Bank's infrastructure, causing increases in salaries and employee benefits, occupancy expenses, equipment expenses, advertising and marketing expenses, stationary and supplies, and other operating expenses. In addition, increases in asset size and capital levels have impacted both the FDIC assessment and bank franchise tax amounts.

The increase in marine lending segment net income for the year ended December 31, 2022 compared to the year ended December 31, 2021 was also primarily due to higher interest income resulting from higher average balances of interest-earning assets, including loans, and the effects of rising interest rates on asset yields. This increase was partially offset by higher salaries and employee benefits expense, including adding new talent to the marine lending team.

FINANCIAL CONDITION

Assets, Liabilities and Shareholders' Equity

The Company's total assets were $1.62 billion at December 31, 2022, an increase of $313.7 million or 24.07% from $1.30 billion at December 31, 2021. Securities decreased $43.2 million or 22.44% between 2021 and 2022. Loans, net of the allowance for loan losses, increased by $335.6 million or 34.36% from 2021 to 2022. Total liabilities were $1.51 billion at December 31, 2022, compared to $1.19 billion at December 31, 2021. Total shareholders' equity at year end 2022 and 2021 was $101.7 million and $110.3 million, respectively.

Securities

Total securities, excluding restricted stock, were $149.2 million and $192.3 million for the years ended December 31, 2022 and December 31, 2021, respectively. The Company purchased $26.8 million in securities during 2022. This amount includes $23.1 million or 86.04% in mortgage-backed securities, $1.5 million or 5.57% in U.S. government corporations and agencies and $2.3 million or 8.39% in subordinated debt. The Company had $27.6 million in maturities, calls, and principal repayments on securities during 2022. This amount includes $3.6 million or 12.90% in obligations of U.S. government corporations and agencies, $19.0 million or 68.86% in mortgage-backed securities, $2.0 million or 7.24% in U.S. Treasuries, and $3.0 million or 11.00% in obligations of states and political subdivisions. Note 2 to the Consolidated Financial Statements provides additional details about the Company's securities portfolio as of December 31, 2022 and 2021.

The ability to dispose of available for sale securities prior to maturity provides management more options to react to future rate changes and provides more liquidity, when needed, to meet short-term obligations. The Company had net unrealized losses on available for sale securities of $25.9 million and $218 thousand at December 31, 2022 and 2021, respectively. Unrealized gains or losses on available for sale securities are reported within shareholders' equity, net of the related deferred tax effect, as accumulated other comprehensive income (loss).

The table titled "Maturity Distribution and Yields of Securities" shows the maturity period and average yield for the different types of securities in the portfolio at December 31, 2022. The weighted average yield is calculated based on the relative amortized costs of the securities. Although mortgage-backed securities have definitive maturities, they provide monthly principal curtailments which can be reinvested at a prevailing rate and for a different term.

Maturity Distribution and Yields of Securities

	December 31, 2022				
	Due in one year or less	Due after 1 through 5 years	Due after 5 through 10 years	Due after 10 years	Total
Securities available for sale:					
Obligations of U.S. government corporations and agencies	—%	2.56%	2.66%	—%	2.62%
Mortgage-backed securities	—%	—%	1.06%	1.75%	1.71%
Obligations of states and political subdivisions, taxable	2.92%	3.11%	3.07%	—%	3.07%
Subordinated debt	—%	—%	4.28%	—%	4.28%
Total taxable	2.92%	2.82%	2.46%	1.75%	1.88%
Obligations of states and political subdivisions, tax-exempt (1)	4.13%	—%	3.19%	—%	3.26%
Total	2.98%	2.82%	2.47%	1.75%	1.89%

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis using a federal tax rate of 21%.

Loan Portfolio

The Company's primary use of funds is supporting lending activities from which it derives the greatest amount of interest income. Gross loans net of net deferred costs and premiums were $1.32 billion and $985.7 million at December 31, 2022 and 2021, respectively. This represents an increase of $338.1 million or 34.30% for 2022. The ratio of net loans to deposits increased during the year from 82.99% to 104.72% at December 31, 2021 and December 31, 2022, respectively.

Loans secured by real estate were $938.9 million or 70.92% and $754.8 million or 76.57% of total loans at December 31, 2022 and 2021, respectively. This represents an increase of $184.1 million or 24.39% for 2022. Consumer installment loans were $117.1 million or 8.85% and $67.3 million or 6.83% of total loans at December 31, 2022 and 2021, respectively. This represents an increase of $49.8 million or 74.06% for 2022. Commercial and industrial loans were $247.7 million or 18.71% and $143.4 million or 14.55% of total loans at December 31, 2022 and 2021. This represents an increase of $104.3 million or 72.73% for 2022. All other loans were $12.7 million and $16.8 million at December 31, 2022 and 2021. This represents an decrease of $4.1 million or 24.27%. During the year ended December 31, 2022, loan growth was mainly concentrated in commercial real estate loans and commercial and industrial loans, net of PPP forgiveness. Loan growth was also strong in consumer installment loans. Loan growth in commercial and industrial loans and consumer installment loans was mainly due to the marine loan lending. Loan growth was also driven by the expansion into new market areas.

The table titled "Maturity Schedule of Selected Loans" shows the different loan categories and the period during which they mature. For loans maturing in more than one year, the table also shows a breakdown between fixed rate loans and floating rate loans. The table indicates that $464.5 million or 35.29% of the loan portfolio matures within five years. The floating rate loans maturing after five years are primarily comprised of loans secured by 1-4 family residential properties.

Maturity Schedule of Selected Loans
(dollars in thousands)

	December 31, 2022				
	Within 1 Year	After 1 Year Within 5 Years	After 5 Years Within 15 years	After 15 Years	Total
Loans secured by real estate:					
Construction and land development	$ 16,166	$ 19,417	$ 31,594	$ 6,490	$ 73,667
Secured by farmland	2,410	7,465	5,683	426	$ 15,984
Secured by 1-4 family residential properties	17,563	72,787	95,839	115,569	301,758
Multifamily	2,272	25,147	12,387	—	39,806
Commercial	19,636	191,478	289,294	7,227	507,635
Commercial and industrial loans	24,683	47,677	62,434	112,865	247,659
Consumer installment loans	418	14,411	14,460	87,821	117,110
All other loans	2,163	783	7,692	2,083	12,721
	$ 85,311	$ 379,165	$ 519,383	$ 332,481	$1,316,340
For maturities over one year:					
Floating rate loans		$ 60,626	$ 109,477	$ 135,020	$ 305,123
Fixed rate loans		318,539	409,906	197,461	925,906
		$ 379,165	$ 519,383	$ 332,481	$1,231,029

Asset Quality

The Company has policies and procedures designed to control credit risk and to maintain the quality of its loan portfolio. These include underwriting standards for new originations and ongoing monitoring and reporting of asset quality and adequacy of the allowance for loan losses. There were $2.6 million in total non-performing assets, which consist of nonaccrual loans, loans 90 days or more past due and still accruing, other real estate owned, and repossessed assets at December 31, 2022. This is a decrease of $178 thousand when compared to the December 31, 2021 balance of $2.8 million. This decrease resulted mostly from a decrease in nonaccrual loans.

Nonaccrual loans were $2.2 million at December 31, 2022 and $2.7 million at the end of 2021. The gross amount of interest income that would have been recognized on nonaccrual loans was $93 thousand for 2022 and $133 thousand for 2021. None of this interest income was included in net income for 2022 or 2021. A total of 12 loans totaling $544 thousand were placed on nonaccrual during 2022. The balance of these loans added to nonaccrual status during 2022 ranged from $1 thousand to $300 thousand with the average outstanding balance being $45 thousand. In addition, five loans totaling $688 thousand were removed from nonaccrual status during 2022. Of the $688 thousand in loans removed from nonaccrual status between December 31, 2021 and December 31, 2022, two loans were paid off, one loan was discharged in bankruptcy, one loan was charged off and one loan was returned to accrual status. The remainder of the decrease in nonaccrual loans was due to paydowns of loans that remained in nonaccrual status between December 31, 2021 and December 31, 2022. Management evaluates the financial condition of these borrowers and the value of any collateral on these loans. The results of these evaluations are used to estimate the amount of losses which may be realized on the disposition of these nonaccrual loans. Nonaccrual loans that were evaluated for impairment at December 31, 2022 totaled $2.2 million and had $73 thousand in specific allocations assigned.

Other real estate owned increased from zero at December 31, 2021 to $108 thousand at December 31, 2022. One property was foreclosed on during 2022. The difference between the amount of other real estate owned and the settlement proceeds is recognized as a gain or loss on the sale of other real estate owned. A net loss of $201 thousand was recognized on other real estate owned during 2021.

Nonperforming and Other Assets

Nonperforming assets consist of nonaccrual loans, loans past due 90 days and accruing interest, other real estate owned (foreclosed properties), and repossessed assets. The table titled "Nonperforming Assets and Credit Ratios" shows the amount of nonperforming assets and loans past due 90 days and accruing interest outstanding for the past two years. The table also shows the ratios for the allowance for loan losses as a percentage of nonperforming assets and nonperforming assets as a percentage of loans outstanding and other real estate owned.

Loans are placed on non-accrual status when collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when a loan is placed on non-accrual status. First, all interest accrued but unpaid at the date that the loan is placed on non-accrual status is either deducted from interest income or written off as a loss. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that require additional provisions for loan losses to be charged against earnings.

For real estate loans, upon foreclosure, the properties are recorded at the fair value of the property based on current appraisals and other current market trends, less selling costs. If a write down of the OREO property is necessary at the time of foreclosure, the amount is charged-off against the allowance for loan losses. A review of the recorded property value is performed in conjunction with normal loan reviews, and if market conditions indicate that the recorded value exceeds the fair value, additional write downs of the property value are charged directly to operations. Gains on properties acquired through foreclosure where the fair value less costs to sell exceeds the related loan balance and there have been no prior charge-offs are recorded to current earnings.

In addition, the Company may, under certain circumstances, restructure loans in troubled debt restructurings as a concession to a borrower when the borrower is experiencing financial distress. Each loan considered for restructuring is evaluated based on customer circumstances and may include modifications to one or more loan provisions. Such restructured loans are included in impaired loans. At December 31, 2022 and 2021, the Company had $4.6 million and $2.7 million in restructured loans, respectively.

Nonperforming Assets and Credit Ratios
(dollars in thousands)

	December 31,			
	2022		**2021**	
Nonaccrual loans	$	2,162	$	2,723
Loans past due 90 days and accruing interest		318		43
Other real estate owned and repossessed assets		108		—
Total nonperforming assets	$	2,588	$	2,766
Allowance for loan losses	$	11,218	$	8,787
Gross loans	$	1,323,783	$	985,720
Allowance for loan losses to nonperforming assets		433%		318%
Allowance for loan losses to total loans		0.85%		0.89%
Allowance for loan losses to nonaccrual loans		519%		323%
Nonaccrual loans to total loans		0.19%		0.28%
Non-performing assets to period end loans and other real estate owned		0.20%		0.28%

Other potential problem loans are defined as performing loans that possess certain risks that management has identified that could result in the loans not being repaid in accordance with their terms. Accordingly, these loans are risk rated at a level of substandard or lower. At December 31, 2022, other potential problem loans totaled $9.6 million. Of the total other potential problem loans, $4.5 million are currently considered impaired and are disclosed in Note 4 to the Consolidated Financial Statements.

Allowance for Loan Losses

The purpose and the methods for measuring the allowance for loans are discussed in the Critical Accounting Policies section above.

Charged-off loans were $659 thousand and $110 thousand for 2022 and 2021, respectively. Recoveries were $1.3 million and $318 thousand for 2022 and 2021, respectively. Net recoveries were $601 thousand for 2022. Net recoveries were $208 thousand for 2021. This represents a increase in net recoveries of $393 thousand or 189% for 2022. The allowance for loan losses as a percentage of loans was 0.85% and 0.89% at the end of 2022 and 2021, respectively. Excluding outstanding PPP loans of $74 thousand and $15.9 million as of December 31, 2022 and 2021, respectively, the allowance for loan losses as a percentage of total loans was 0.85% and 0.91% as of December 31, 2022 and 2021, respectively. The slight decline in the allowance percentage year over year was attributable in large part to the concentration of loan growth during the period in segments which carry lower reserves. Despite a significant increase in classified loans, the allowance for loan losses as a percentage of loans excluding PPP loans declined slightly. The majority of the increase in classified loans was due to the downgrade of loans where current financial information has not been provided, per loan policy. These loans have not been identified as impaired or nonperforming loans. The ratio of net (recoveries) to average loans was (0.05%) for 2022 and (0.02%) for 2021.

The provision for loan losses for the years ended December 31, 2022 and 2021 was $1.8 million and $1.5 million, respectively. The provision for loan losses in 2022 and 2021 reflected mainly loan growth in the portfolio.

The table titled "Allocation of Allowance for Loan Losses" shows the amount of the allowance for loan losses which is allocated to the indicated loan categories, along with that category's percentage of total loans, at December 31, 2022 and 2021. The amount of allowance for loan losses allocated to each loan category is based on the amount of delinquent loans in that loan category, the status of nonperforming assets in that loan category, the historical losses for that loan category, the evaluation of qualitative factors impacting the portfolio and the financial condition of certain borrowers whose financial conditional is monitored on a periodic basis. Management believes that the allowance for loan losses is adequate based on the loan portfolio's current risk characteristics.

Analysis of Allowance for Loan Losses
(dollars in thousands)

				Years Ended December 31,			
	2022				**2021**		
	Net charge-offs (recoveries)	**Average loans outstanding (1)**	**Net charge-offs (recoveries) to average loans outstanding**		**Net charge-offs (recoveries)**	**Average loans outstanding (1)**	**Net charge-offs (recoveries) to average loans outstanding**
Construction and Farmland	$ (9)	$ 83,928	(0.01)%	$	(12)	$ 69,792	(0.02)%
Residential Real Estate	(879)	312,177	(0.28)%		(227)	274,449	(0.08)%
Commercial Real Estate	(197)	451,649	(0.04)%		(7)	355,976	(0.00)%
Commercial	191	175,813	0.11%		(8)	143,450	(0.01)%
Consumer	35	94,545	0.04%		(10)	44,661	(0.02)%
All Other Loans	258	11,338	2.28%		56	11,465	0.49%
Total	$ (601)	$ 1,129,450	(0.05)%	$	(208)	$ 899,793	(0.02)%

(1) Averages as disclosed are based on the outstanding balances of the loans in each segment. These averages do not include net deferred costs and premiums

Allocation of Allowance for Loan Losses
(dollars in thousands)

	December 31, 2022		December 31, 2021	
	Allowance for Loan Losses	**Percent of Loans in Category to Total Loans**	**Allowance for Loan Losses**	**Percent of Loans in Category to Total Loans**
Construction and Farmland	$ 2,714	6.8%	$ 2,794	8.6%
Residential Real Estate	1,847	25.9%	1,750	29.8%
Commercial Real Estate	2,109	38.6%	1,650	38.4%
Commercial	2,936	18.8%	1,656	14.6%
Consumer	1,140	8.9%	646	6.8%
All Other Loans	472	1.0%	291	1.7%
Total	$ 11,218	100%	$ 8,787	100%

During June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The ASU, as amended, requires an entity to measure expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts. Among other things, the ASU also amended the impairment model for available for sale securities and addressed purchased financial assets with deterioration. Refer to Note 1 of the consolidated financial statements in Item 8 of this report for additional information.

Deposits

Total deposits were $1.26 billion and $1.18 billion at December 31, 2022 and 2021, respectively, which represents an increase of $86.8 million or 7.38% during 2022. The table titled "Average Deposits and Rates Paid" shows the average deposit balances and average rates paid for 2022 and 2021.

Average Deposits and Rates Paid
(dollars in thousands)

	Years Ended December 31,			
	2022		2021	
	Amount	Rate	Amount	Rate
Noninterest-bearing	$ 485,061		$ 443,662	
Interest-bearing:				
NOW accounts	173,843	0.38%	145,652	0.21%
Money market accounts	270,725	0.43%	225,960	0.26%
Regular savings accounts	179,709	0.07%	156,861	0.06%
Time deposits:				
$250,000 and more	62,757	0.89%	67,287	0.61%
Less than $250,000	62,907	0.69%	58,565	0.48%
Total interest-bearing	$ 749,941	0.39%	$ 654,325	0.26%
Total deposits	$ 1,235,002		$ 1,097,987	

Noninterest-bearing demand deposits, which are comprised of checking accounts, increased $8.4 million or 1.78% from $470.4 million at December 31, 2021 to $478.8 million at December 31, 2022. Interest-bearing deposits, which include NOW accounts, money market accounts, regular savings accounts and time deposits, increased $78.4 million or 11.10% from $706.9 million at December 31, 2021 to $785.3 million at December 31, 2022. Total money market account balances decreased $31.4 million or 12.45% from $251.9 million at December 31, 2021 to $220.5 million at December 31, 2022; however, regular savings accounts increased $71.0 million or 42.07% from $168.7 million at December 31, 2021 to $239.7 million at December 31, 2022. Reciprocal deposit accounts balances (included in total money market account and NOW account balances) increased from $42.2 million to $59.5 million at December 31, 2021 and December 31, 2022, respectively. The reciprocal deposits balance at December 31, 2022 and December 31, 2021 consists of money market and NOW accounts obtained through the ICS network. The growth in deposits was mainly organic growth as we expand and grow into newer market areas. Time deposits increased $34.3 million or 27.76% from $123.6 million at December 31, 2021 to $157.9 million at December 31, 2022. Total estimated uninsured deposits at December 31, 2022 and December 31, 2021 were $322.5 million and $356.3 million, respectively.

The Company attempts to fund asset growth with deposit accounts and focus upon core deposit growth as its primary source of funding. Core deposits consist of checking accounts, NOW accounts, money market accounts, regular savings accounts, and time deposits of less than $250,000. Core deposits totaled $1.19 billion or 93.88% and $1.11 billion or 94.47% of total deposits at December 31, 2022 and 2021, respectively.

The table titled "Maturities of Certificates of Deposit and Other Time Deposits of $250,000 and Greater" shows the amount of certificates of deposit of $250,000 and more maturing within the time periods indicated at December 31, 2022. The total amount maturing within one year is $66.1 million or 93.96% of the total amount outstanding.

Maturities of Certificates of Deposit and Other Time Deposits of $250,000 and Greater
(dollars in thousands)

	Within Three Months	Three to Six Months	Six to Twelve Months	Over One Year	Total	Percent of Total Deposits
December 31, 2022	$ 5,522	$ 4,846	$ 55,747	$ 4,248	$ 70,363	5.57%

The table titled "Certificates of Deposit and Other Time Deposits Otherwise Uninsured" shows the balances of certificates of deposit that were in excess of the FDIC insurance limit at December 31, 2022. The total amount maturing within one year is $54.6 million or 97.33% of the total amount outstanding.

Certificates of Deposit and Other Time Deposits Otherwise Uninsured
(dollars in thousands)

	Within Three Months	Three to Six Months	Six to Twelve Months	Over One Year	Total	Percent of Total Deposits
December 31, 2022	$ 4,021	$ 2,846	$ 47,703	$ 1,498	$ 56,068	4.44%

CAPITAL RESOURCES

Total shareholders' equity on December 31, 2022 was $101.7 million, reflecting a percentage of total assets of 6.29% as compared to $110.3 million and 8.46% at December 31, 2021. The common stock's book value per share decreased $2.78 or 8.70% to $29.15 per share at December 31, 2022 from $31.93 per share at December 31, 2021. During 2022, the Company paid $1.15 per share in dividends as compared to $1.10 per share for 2021. The Company has a Dividend Investment Plan that allows participating shareholders to reinvest the dividends in Company stock. During 2022, the Company purchased 4,442 shares of its Common Stock under its stock repurchase program at an average price of $34.79. During 2021, the Company purchased 4,479 shares of its Common Stock under its stock repurchase program at an average price of $31.26. At December 31, 2022, and 2021, Management believes the Bank met all capital adequacy requirements to which it was subject. Additionally, at December 31, 2022, the most recent notification from the Federal Reserve categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank's category.

Federal regulatory risk-based capital guidelines require percentages to be applied to various assets, including off-balance sheet assets, based on their perceived risk in order to calculate risk-weighted assets. Tier 1 capital consists of total shareholders' equity plus qualifying trust preferred securities outstanding less net unrealized gains and losses on available for sale securities, goodwill and other intangible assets. Total capital is comprised of Tier 1 capital plus the allowable portion of the allowance for loan losses and any excess trust preferred securities that do not qualify as Tier 1 capital.

Effective January 1, 2015, the Federal Reserve issued final risk-based capital rules to align with the Basel III regulatory capital framework and meet certain requirements of the Dodd-Frank Act. The final rules require the Bank to comply with the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6.0% of risk-weighted assets; (iii) a total capital ratio of 8.0% of risk-weighted assets; and (iv) a leverage ratio of 4.0% of total assets. In addition, a capital conservation buffer requirement was phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increased by the same amount each year until it was fully implemented at 2.5% effective January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with any ratio (excluding the leverage ratio) above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. As fully phased in effective January 1, 2019, the rules require the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% common equity Tier 1 ratio, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7.0%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets.

Pursuant to the Federal Reserve's Small Bank Holding Company and Savings and Loan Holding Company Policy Statement, qualifying bank holding companies with total consolidated assets of less than $3 billion, such as the Company, are not subject to consolidated regulatory capital requirements.

In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the Community Bank Leverage Ratio framework (CBLR), for qualifying community banking organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule became effective on January 1, 2020. The CBLR removes the requirement for qualifying banking organizations to calculate and report risk-based capital but rather only requires a Tier 1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the CBLR and that maintain a leverage ratio of greater than the required minimum will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the agencies' capital rules and, if applicable, will be considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. Under the regulatory capital rules, an institution electing to use the CBLR must maintain a minimum leverage ratio of 9%. Qualifying institutions are allowed a two-quarter grace period to correct a ratio that falls below the required amount, provided the institution maintains a ratio of more than 8%. At December 31, 2022, the Bank was a qualifying institution and elected to utilize the CBLR to measure capital adequacy. As such, the related amounts and ratios for December 31, 2022, are presented below using the CLBR. As the Bank did not elect to utilize the CBLR at December 31, 2021, the amounts and ratios are presented using the risk-based capital framework.

Analysis of Bank Capital
(dollars in thousands)

	December 31, 2022	December 31, 2021
Tier 1 Capital:		
Common stock	$ 1,682	$ 1,682
Capital surplus	29,773	9,773
Retained earnings	111,759	96,115
Total Tier 1 capital	$ 143,214	$ 107,570
Common equity tier 1 capital		$ 107,570
Tier 2 Capital:		
Allowance for loan losses and reserves for off-balance sheet commitments		$ 8,850
Total Tier 2 capital		$ 8,850
Total risk-based capital		$ 116,420
Risk weighted assets		$ 1,030,262
Capital Ratios:		
Common equity Tier 1 capital ratio	n/a	10.44%
Tier 1 risk-based capital ratio	n/a	10.44%
Total risk-based capital ratio	n/a	11.30%
Tier 1 leverage ratio	9.19%	8.84%

Note 15 to the Consolidated Financial Statements provides additional discussion and analysis of regulatory capital requirements.

LIQUIDITY

        Liquidity management involves meeting the present and future financial obligations of the Company with the sale or maturity of assets or with the occurrence of additional liabilities. Liquidity needs are met with cash on hand, deposits in banks, federal funds sold, securities classified as available for sale and loans maturing within one year. At December 31, 2022 liquid assets totaled $317.1 million as compared to $365.1 million at December 31, 2021. These amounts represent 20.93% and 30.61% of total liabilities at December 31, 2022 and 2021, respectively. Securities provide a constant source of liquidity through paydowns and maturities. Also, the Company maintains short-term borrowing arrangements, namely federal funds lines of credit, with larger financial institutions as an additional source of liquidity. The Bank's membership with the Federal Home Loan Bank of Atlanta also provides a source of borrowings with numerous rate and term structures. At December 31, 2022 and 2021, the Company had remaining credit availability in the amounts of $105.7 million and $244.3 million, respectively, with the Federal Home Loan Bank of Atlanta. The Company also had unused lines of credit with financial institutions of $78.0 million at December 31, 2022 and 2021. The Company's senior management monitors the liquidity position regularly and attempts to maintain a position which utilizes available funds most efficiently. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

        Note 18 to the Consolidated Financial Statements provides information about the off-balance sheet arrangements which arise through the lending activities of the Company. These arrangements increase the degree of both credit and interest rate risk beyond that which is recognized through the financial assets and liabilities on the consolidated balance sheets.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As the holding company of the Bank, the Company's primary component of market risk is interest rate volatility. Interest rate fluctuations will impact the amount of interest income and expense the Bank receives or pays on almost all of its assets and liabilities and the market value of its interest-earning assets and interest-bearing liabilities, excluding those which have a very short term until maturity. Interest rate risk exposure of the Company is, therefore, experienced at the Bank level. Asset / liability management attempts to maximize the net interest income of the Company by adjusting the volume and price of rate sensitive assets and liabilities. The Company does not subject itself to foreign currency exchange or commodity price risk due to prohibition through policy and the current nature of operations. Derivative instruments and hedging activities of the Company have historically been minimal.

The Bank's interest rate management strategy is designed to maximize net interest income and preserve the capital of the Company. The Bank's financial instruments are periodically subjected to various simulations whose results are discussed in the following paragraphs. These models are based on actual data from the Bank's financial statements and assumptions about the performance of certain financial instruments. Prepayment assumptions are applied to all mortgage related assets, which includes real estate loans and mortgage-backed securities. Prepayment assumptions are based on a median rate at which principal payments are received on these assets over their contractual term. The rate of principal payback is assumed to increase when rates fall and decrease when rates rise. Term assumptions are applied to non-maturity deposits, which includes demand deposits, NOW accounts, savings accounts, and money market accounts. Demand deposits and NOW accounts are generally assumed to have a term greater than one year since the total amount outstanding does not fluctuate with changes in interest rates. Savings accounts and money market accounts are assumed to be more interest rate sensitive, therefore, a majority of the amount outstanding is assumed to have a term of less than one year.

The simulation analysis evaluates the potential effect of upward and downward changes in market interest rates on future net interest income. The Bank views the immediate shock of rates as a more effective measure of interest rate risk exposure. The analysis assesses the impact on net interest income over a 12 month period after an immediate increase or "shock" in rates, of 100 basis points up to 400 basis points. The simulation analysis results are presented in the table below:

Year 1 Net Interest Income Simulation
(dollars in thousands)

Assumed Market Interest Rate Shock	Change in Net Interest Income	
	Dollars	**Percent Change**
-400 BP	$ (5,133)	(9.99)%
-300 BP	(3,939)	(7.67)%
-200 BP	(2,748)	(5.35)%
-100 BP	(1,238)	(2.41)%
+100 BP	645	1.26%
+200 BP	(118)	(0.23)%
+300 BP	(1,432)	(2.79)%
+400 BP	(3,055)	(5.94)%

The Bank uses simulation analysis to assess earnings at risk and economic value of equity ("EVE") analysis to assess economic value at risk. This analysis method allows management to regularly monitor the direction and magnitude of the Bank's interest rate risk exposure. The modeling techniques cannot be measured with complete precision. Maturity and repricing characteristics of assets and liabilities, prepayments on amortizing assets, non-maturity deposit sensitivity and loan and deposit pricing are key assumptions used in acquiring this analysis. There is a realm of uncertainty in using these assumptions but the analysis does provide the Bank with the ability to estimate interest rate risk position over time.

The table below examines the EVE. The EVE of the balance sheet is defined as the discounted present value of expected asset cash flows minus the discounted present value of the expected liability cash flows. The analysis involves changing the interest rates used in determining the expected cash flows and in discounting the cash flows. The model indicates an exposure to falling interest rates. These results are driven primarily by the relative change in value of the Bank's core deposit base as rates rise.

Static EVE Change
(dollars in thousands)

Assumed Market Interest Rate Shift	Change in EVE	
	Dollars	**Percent Change**
-400 BP Shock	$ (121,984)	(55.90)%
-300 BP Shock	(69,185)	(31.71)%
-200 BP Shock	(34,924)	(16.01)%
-100 BP Shock	(9,046)	(4.15)%
+100 BP Shock	520	0.24%
+200 BP Shock	(6,974)	(3.20)%
+300 BP Shock	(10,537)	(4.83)%
+400 BP Shock	(14,959)	(6.86)%

Item 8.   Financial Statements and Supplementary Data




Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders
Eagle Financial Services, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Eagle Financial Services, Inc. and its subsidiary (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – General Allowance – Qualitative Factors
As described in Note 1 (Nature of Banking Activities and Significant Accounting Policies) and Note 4 (Allowance for Loan Losses) to the consolidated financial statements, the Company has established an allowance for loan losses to provide for probable loan losses which are estimated to have occurred as of the balance sheet date, which totaled $11.22 million at December 31, 2022. The Company's allowance for loan losses consists of three components: the specific allowance; the general allowance; and the unallocated allowance. The general component relates to loans that are not considered impaired and is based on historical loss experience adjusted for qualitative factors and totaled $11.12 million at December 31, 2022. The qualitative portion of the general allowance is based on management's evaluation of specific factors which are used to develop loss percentages applied to the loan portfolio, by loan pool, based on management's assessment of shared risk characteristics within groups of similar loans. The qualitative factors assessed include: national and local economic trends and conditions; the quality of the Company's loan review system; changes in lending policies; the experience, ability, and depth of management; concentrations of credit; trends in volume and terms of loans; levels and trends in delinquencies and nonperforming loans; changes in collateral values; and competition and regulatory requirements.

Management exercised significant judgment when assessing the considerations which serve as the basis for the qualitative factors used to adjust the Company's historical loss experience in the general component of the allowance for loan losses estimate. We identified the assessment of the qualitative factors as a critical audit matter as auditing the qualitative factors involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

How We Addressed the Matter in Our Audit
The primary audit procedures we performed to address this critical audit matter included:

- Substantively testing management's process, including evaluating their judgments and assumptions for developing the qualitative factors, which included:

- Evaluating the completeness and accuracy of data inputs used as the basis for the qualitative factors.

- Evaluating the reasonableness of management's judgments related to the determination of qualitative factors.

- Evaluating the qualitative factors for directional consistency and for reasonableness.

- Testing the mathematical accuracy of the allowance calculation, including the application of the qualitative factors.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 2015.

Winchester, Virginia
March 29, 2023

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2022 and 2021
(dollars in thousands, except per share amounts)

		December 31, 2022		December 31, 2021
Assets				
Cash and due from banks	$	16,629	$	14,536
Interest-bearing deposits with other institutions		49,902		49,304
Federal funds sold		363		228
Total cash and cash equivalents		66,894		64,068
Securities available for sale, at fair value		149,156		192,321
Restricted investments		9,233		1,049
Loans held for sale		153		876
Loans		1,323,783		985,720
Allowance for loan losses		(11,218)		(8,787)
Net Loans		1,312,565		976,933
Bank premises and equipment, net		18,064		18,249
Other real estate owned, net of allowance		108		—
Bank owned life insurance		23,862		23,236
Other assets		36,682		26,306
Total assets	$	1,616,717	$	1,303,038
Liabilities and Shareholders' Equity				
Liabilities				
Deposits:				
Noninterest bearing demand deposits	$	478,750	$	470,355
Savings and interest bearing demand deposits		627,431		583,296
Time deposits		157,894		123,584
Total deposits	$	1,264,075	$	1,177,235
Federal funds purchased		32,980		—
Federal Home Loan Bank advances		175,000		—
Subordinated debt		29,377		—
Other liabilities		13,556		15,523
Total liabilities	$	1,514,988	$	1,192,758
Commitments and contingencies				
Shareholders' Equity				
Preferred stock, $10 par value; 500,000 shares authorized and unissued	$	—	$	—
Common stock, $2.50 par value; authorized 10,000,000 shares; issued and outstanding 2022, 3,490,086 including 38,780 unvested restricted stock; issued and outstanding 2021, 3,454,128 including 31,738 unvested restricted stock		8,629		8,556
Surplus		13,268		12,115
Retained earnings		100,278		89,764
Accumulated other comprehensive (loss)		(20,446)		(155)
Total shareholders' equity	$	101,729	$	110,280
Total liabilities and shareholders' equity	$	1,616,717	$	1,303,038

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Income
Years Ended December 31, 2022 and 2021
(dollars in thousands, except per share amounts)

		2022		2021
Interest and Dividend Income				
Interest and fees on loans	$	50,682	$	39,871
Interest and dividends on securities:				
Taxable interest income		3,292		2,272
Interest income exempt from federal income taxes		221		419
Dividends		109		45
Interest on deposits in banks		352		69
Interest on federal funds sold		30		—
Total interest and dividend income	$	54,686	$	42,676
Interest Expense				
Interest on deposits	$	2,941	$	1,677
Interest on federal funds purchased		170		—
Interest on Federal Home Loan Bank advances		1,295		—
Interest on subordinated debt		1,067		—
Total interest expense	$	5,473	$	1,677
Net interest income	$	49,213	$	40,999
Provision For Loan Losses		1,830		1,483
Net interest income after provision for loan losses	$	47,383	$	39,516
Noninterest Income				
Wealth management fees	$	4,149	$	3,054
Service charges on deposit accounts		1,618		1,235
Other service charges and fees		3,943		3,941
(Loss) on the sale and disposal of bank premises and equipment		(11)		—
(Loss) gain on sale of securities		(737)		24
Gain on sale of loans		1,875		1,658
Bank owned life insurance income		626		527
Other operating income		1,882		881
Total noninterest income	$	13,345	$	11,320
Noninterest Expenses				
Salaries and employee benefits	$	25,730	$	21,854
Occupancy expenses		2,068		1,803
Equipment expenses		1,121		959
Advertising and marketing expenses		770		408
Stationery and supplies		199		155
ATM network fees		1,313		1,135
Other real estate owned expense		34		41
Loss on other real estate owned		—		201
FDIC assessment		614		606
Computer software expense		960		996
Bank franchise tax		886		781
Professional fees		2,019		3,760
Data processing fees		1,779		1,541
Other operating expenses		5,564		3,809
Total noninterest expenses	$	43,057	$	38,049
Income before income taxes	$	17,671	$	12,787
Income Tax Expense		3,150		1,766
Net income	$	14,521	$	11,021
Earnings Per Share				
Net income per common share, basic	$	4.17	$	3.20
Net income per common share, diluted	$	4.17	$	3.20

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2022 and 2021
(dollars in thousands)

	2022		**2021**	
Net income	$	14,521	$	11,021
Other comprehensive (loss):				
Unrealized (loss) on available for sale securities, net of reclassification adjustments, net of deferred income tax of ($5,394) and ($912) for the years ended December 31, 2022 and 2021, respectively		(20,291)		(3,434)
Total other comprehensive (loss)		(20,291)		(3,434)
Total comprehensive (loss) income	$	(5,770)	$	7,587

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2022 and 2021
(dollars in thousands, except per share amounts)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
December 31, 2020	$ 8,460	$ 10,811	$ 82,524	$ 3,279	$ 105,074
Net income			11,021		11,021
Other comprehensive (loss)				(3,434)	(3,434)
Restricted stock awards, stock incentive plan (21,261 shares)	53	(53)			—
Stock-based compensation expense		850			850
Issuance of common stock, dividend investment plan (16,194 shares)	41	479			520
Issuance of common stock, employee benefit plan (5,577 shares)	14	165			179
Retirement of common stock (4,749 shares)	(12)	(137)			(149)
Dividends declared ($1.10 per share)			(3,781)		(3,781)
December 31, 2021	$ 8,556	$ 12,115	$ 89,764	$ (155)	$ 110,280
Net income			14,521		14,521
Other comprehensive (loss)				(20,291)	(20,291)
Restricted stock awards, stock incentive plan (23,079 shares)	58	(58)			—
Stock-based compensation expense		1,017			1,017
Issuance of common stock, dividend investment plan (5,582 shares)	14	185			199
Issuance of common stock, employee benefit plan (4,697 shares)	12	152			164
Retirement of common stock (4,442 shares)	(11)	(143)			(154)
Dividends declared ($1.15 per share)			(4,007)		(4,007)
December 31, 2022	$ 8,629	$ 13,268	$ 100,278	$ (20,446)	$ 101,729

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2022 and 2021
(dollars in thousands)

	2022	2021
Cash Flows from Operating Activities		
Net income	$ 14,521	$ 11,021
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	979	996
Amortization of other assets	931	672
Provision for loan losses	1,830	1,483
Origination of loans held for sale	(14,276)	(19,015)
Proceeds from sale of loans held for sale	15,486	18,775
Net (gains) on sales of loans	(1,875)	(1,658)
Loss (gain) on other real estate owned	—	201
Loss on the sale and disposal of premises and equipment	11	—
Loss (gain) on the sale of securities	737	(24)
Amortization of subordinated debt issuance costs	51	—
Stock-based compensation expense	1,017	850
Premium amortization on securities, net	562	1,239
Bank owned life insurance (income)	(626)	(527)
Deferred tax (benefit)	(86)	(1,437)
Changes in assets and liabilities:		
(Increase) decrease in other assets	(4,742)	6
(Decrease) increase in other liabilities	(706)	3,877
Net cash provided by operating activities	$ 13,814	$ 16,459
Cash Flows from Investing Activities		
Proceeds from maturities, calls, and principal payments of securities available for sale	$ 27,630	$ 52,012
Proceeds from the sale of securities available for sale	15,370	15,885
Purchases of securities available for sale	(26,819)	(100,824)
Proceeds from the sale of restricted investments	—	222
Purchase of restricted investments	(8,184)	(4)
Proceeds for the sale of bank premises and equipment	33	—
Purchases of bank premises and equipment	(838)	(520)
Proceeds from the sale of other real estate owned	—	672
Changes in collateral posted with other financial institutions, net	(700)	—
Purchase of bank-owned life insurance	—	(10,000)
Proceeds from sales of loans	155,525	100,176
Origination of loans net of prinicpal collected	(492,592)	(248,598)
Funding of capital commitments related to other investments	(761)	(2,238)
Net cash (used in) investing activities	$ (331,336)	$ (193,217)
Cash Flows from Financing Activities		
Net increase in demand deposits, money market and savings accounts	$ 52,530	$ 169,211
Net increase (decrease) in certificates of deposit	34,310	(5,074)
Net increase in federal funds purchased	32,980	—
Net increase in Federal Home Loan Bank advances	175,000	—
Issuance of subordinated debt, net of issuance costs	29,326	—
Issuance of common stock, employee benefit plan	164	179
Retirement of common stock	(154)	(149)
Cash dividends paid	(3,808)	(3,261)
Net cash provided by financing activities	$ 320,348	$ 160,906
Increase (decrease) in cash and cash equivalents	$ 2,826	$ (15,852)
Cash and Cash Equivalents		
Beginning	64,068	79,920
Ending	$ 66,894	$ 64,068
Supplemental Disclosures of Cash Flow Information		
Cash payments for:		
Interest	$ 4,563	$ 1,682
Income taxes	$ 4,368	$ 2,816
Supplemental Schedule of Noncash Investing and Financing Activities:		
Unrealized (loss) on securities available for sale	$ (25,685)	$ (4,346)
Other real estate and repossessed assets acquired in settlement of loans	$ 108	$ 266
Issuance of common stock, dividend investment plan	$ 199	$ 520
Lease liabilities arising from right-of-use assets	$ -	$ 1,404

See Notes to Consolidated Financial Statements

NOTE 1. Nature of Banking Activities and Significant Accounting Policies

Eagle Financial Services, Inc. (the "Company" or "Corporation") and Bank of Clarke (the "Bank") grant commercial, financial, agricultural, residential and consumer loans to customers in Virginia, Maryland and the Eastern Panhandle of West Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. In addition, the Bank of Clarke Wealth Management Division, a division of the Bank, provides both a full-service Trust Department and a separate brokerage area.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practices within the banking industry.

Principles of Consolidation

The Company owns 100% of the Bank. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions between the Company and the Bank have been eliminated.

Wealth Management Assets

The Bank of Clarke Wealth Management Division provides both a full-service Trust Department and a separate brokerage area. The Trust Department features a full range of fiduciary expertise, including service as Trustee of personal trusts, service as guardian or conservator by court appointment, fiduciary investment management, estate settlement, and agency for trustees. The brokerage area offers advisory services and a broad selection of investment products, including Individual Retirement Accounts, mutual funds, tax-deferred annuities, 529 college savings plans, life insurance, long term care insurance, brokerage certificates of deposit, among other brokerage services. Securities and other property held by the Bank of Clarke Wealth Management Division in a fiduciary or agency capacity are not assets of the Bank and are not included in the accompanying consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold, and interest bearing deposits. Generally, federal funds are purchased and sold for one-day periods.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Debt securities not classified as held to maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be "other than temporary" are reflected in earnings as realized losses. In estimating "other than temporary" impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Bank is required to maintain an investment in the capital stock of certain correspondent banks. No readily available market exists for this stock and it has no quoted market value. The investment in these securities is recorded at cost and they are reported on the Company's consolidated balance sheet as restricted investments.

Loans Held for Sale

Mortgage loans originated with the intent to sell in the secondary market are classified as loans held for sale and carried at the lower of cost or fair value as determined by commitments from investors.   Mortgage loans that are sold in the secondary market are sold servicing released. The Company may also classify other loans as loans held for sale as part of its ongoing portfolio management strategies. Such other loans are generally not originated with the intent to sell. Once a decision is made to sell loans not previously classified as held for sale, such loans are transferred into the held-for-sale classification and carried at the lower of cost or fair value. In 2022, the Company sold non-mortgage loans totaling approximately $156 million as part of its portfolio management strategies that were previously classified as held for investment. Gains and losses on sales of loans are recorded based on the differential between the sales proceeds and carrying value of the underlying loans.

Loan Servicing Rights

Loan servicing rights are separate from the underlying loan and may be retained or sold by the Company when the related loan is sold.In connection with sale of certain loans, the Company has recognized assets for retained loan servicing rights. Capitalized loan servicing rights represent the economic benefits associated with contracts to service loans under which the benefits of servicing are expected to more than adequately compensate the Company for performing the servicing. Assets for retained loan servicing rights are initially recognized as a component of the gain recognized on the sale of the underlying loan(s) and are recorded at fair value on the consolidated balance sheets. Loan servicing rights are subsequently accounted for using the amortization method. The amortization method requires the servicing assets to be amortized in proportion to and over the period of estimated net servicing income. Additionally, the recorded balances are evaluated for impairment each reporting period and are reported at the lower of amortized cost or fair value. Assets for loan servicing rights are recorded in other assets in the consolidated balance sheets. Servicing fee income, net of amortization and impairment, if any, is reported in other service charges and fees in the consolidated statements of income.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Counties of Clarke, Frederick, Loudoun and Fairfax, Virginia as well as the Towns of Leesburg and Purcellville and the Cities of Winchester and Frederick, Maryland. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan fees collected and certain costs incurred related to loan originations are deferred and amortized as an adjustment to interest income over the life of the related loans. Deferred fees and costs are recorded as an adjustment to interest income using a method that approximates a constant yield.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 120 and 90 days delinquent, respectively, unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Troubled Debt Restructurings ("TDR")

In situations where, for economic or legal reasons related to a borrower's financial condition, management may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a TDR. TDRs are considered impaired loans. Upon designation as a TDR, the Company evaluates the borrower's payment history, past due status and ability to make payments based on the revised terms of the loan. If a loan was accruing prior to being modified as a TDR and if the Company concludes that the borrower is able to make such payments, and there are no other factors or circumstances that would cause it to conclude otherwise, the loan will remain on an accruing status. If a loan was on non-accrual status at the time of the TDR, the loan will remain on non-accrual status following the modification and may be returned to accrual status based on the policy for returning loans to accrual status as noted above.

Risks by Loan Portfolio Segments

One-to-Four-Family Residential Real Estate Lending

Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. As part of the application process, information is gathered concerning income, employment and credit history of the applicant. The valuation of residential collateral is provided by independent fee appraisers who have been approved by the Bank's Directors Loan Committee.

Commercial Real Estate Lending

Commercial real estate lending entails significant additional risk as compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the repayment of loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or the economy, in general.

Construction and Land Development Lending

There are two characteristics of construction lending which impact its overall risk as compared to residential mortgage lending. First, there is more concentration risk due to the extension of a large loan balance through several lines of credit to a single developer or contractor. Second, there is more collateral risk due to the fact that loan funds are provided to the borrower based upon the estimated value of the collateral after completion. This could cause an inaccurate estimate of the amount needed to complete construction or an excessive loan-to-value ratio. To mitigate the risks associated with construction lending, the Bank generally limits loan amounts to 80% of the estimated appraised value of the finished home.

Commercial and Industrial Lending

Commercial business loans generally have more risk than residential mortgage loans, but have higher yields. To manage these risks, the Bank generally obtains appropriate collateral and personal guarantees from the borrower's principal owners and monitors the financial condition of the borrower. Commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as accounts receivable, equipment, inventory and boats. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate.

Consumer Lending

Consumer loans generally entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets such as automobiles. A portion of the Company's consumer loans are also secured by boats. In such cases, any repossessed collateral on a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation.

Marine Lending

The Bank's marine lending unit, which includes originated retail loans, which are classified as commercial and industrial loans or consumer loans depending on borrower, and dealer floorplan loans, which are classified as commercial and industrial loans. The Company's relationships are limited to well established dealers of global premium brand manufacturers. The Company's top three manufacturer customers have been in business between 30 and 100 years. The Company primarily has secured agreements with premium manufacturers to support dealer floor plan loans which reduces the Company's credit exposure to the dealer, despite its underwriting of each respective dealer. The Company has developed incentive retail pricing programs with the dealers to drive retail dealer flow. In addition to the repurchase agreements associated with floor plan lending, manufacturers will often support secondary resale values which can have the effect of reducing losses from non-performing retail marine loans. Retail borrowers generally have very high credit scores, substantial down payments, substantial net worth, personal liquidity, and excess cash flow.

Paycheck Protection Program Loans

In both 2021 and 2020, the Company participated in the Paycheck Protection Program ("PPP"). As of December 31, 2022, the Company had 1 PPP loan with an outstanding balance of $74 thousand. As of December 31, 2021, the Company had 152 PPP loans with outstanding balances totaling $15.9 million. Net origination fees related to PPP loans were recognized in earnings over the lives of the loans or until forgiveness by the SBA.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for (recovery of) loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are impaired. An allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors considered in the general component include the levels and trends in delinquencies and nonperforming loans, trends in volume and terms of loans, the effects of any changes in lending policies, the experience, ability, and depth of management, national and local economic trends and conditions, changes in collateral values, concentrations of credit, the quality of the Company's loan review system, competition and regulatory requirements. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair market value less estimated liquidation costs of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement or are in a nonaccrual status.

Bank Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from 10 to 39 years for buildings and 3 to 10 years for furniture and equipment. Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation balances are cleared the differential between the proceeds, if any, and the carrying value is recorded as a gain or loss in the Company's results of operations.

Leases

The Company accounts for its leasing arrangements in accordance with ASC 842 "Leases". Refer to Note 13 for further discussion of the Company's accounting for its leasing arrangements.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the fair value of the property, less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less estimated cost to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the (gain) loss on other real estate owned line item in the consolidated statements of income.

Bank Owned Life Insurance

The Company has purchased life insurance on certain key individuals. Bank owned life insurance is recorded at the amount that may be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or amounts due that are probable at settlement.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loan Swaps

The Company enters into interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. The Company simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and offsetting terms. The net result of these interest rate swaps is that the customer pays a fixed rate of interest and the Company receives a floating rate. These back-to-back loan swaps are derivative financial instruments and are reported at fair value in "other assets" and "other liabilities" in the Consolidated Balance Sheets. Changes in the fair value of loan swaps are recorded in other noninterest income and sum to zero because of the offsetting terms of swaps with borrowers and swaps with dealer counterparties.

Retirement Plans

The Company sponsors a 401(k) savings plan under which eligible employees may defer a portion of their compensation on a pretax basis. The Company also provides a match to participants in this plan, as described more fully in Note 11.

Stock-Based Compensation Plan

During 2014, the Company's shareholders approved a stock incentive plan which allows key employees and directors to increase their personal financial interest in the Company. This plan permits the issuance of incentive stock options and non-qualified stock options and the award of stock appreciation rights, common stock, restricted stock, and phantom stock. The plan, as adopted, authorized the issuance of up to 500,000 shares of common stock. This plan is discussed more fully in Note 10.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the applicable taxing authority, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, the Company believes it is "more likely than not" that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the "more likely than not" recognition threshold are measured as the largest amount of tax benefit that is more than fifty percent (50%) likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the balance sheet along with any associated interest and penalties that would be payable to the applicable taxing authority upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income. The Company has no uncertain tax positions.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Reclassifications

Certain reclassifications have been made to the 2021 financial statements to conform to reporting for 2022. The results of the reclassifications are not considered material and had no effect on prior years' net income or shareholders' equity.

Earnings Per Common Share

Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Nonvested restricted shares are included in the weighted average number of common shares used to compute basic earnings per share because of dividend participation and voting rights. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. The number of potential common shares is determined using the treasury method.

The following table shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock.

	Twelve Months Ended December 31,	
	2022	**2021**
Average number of common shares outstanding	3,482,368	3,440,080
Effect of dilutive common stock	—	—
Average number of common shares outstanding used to calculate diluted earnings per share	3,482,368	3,440,080

There were no potentially dilutive securities outstanding in 2022 or 2021.

Comprehensive (Loss) Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, net of income taxes, are reported within the balance sheet as a separate component of shareholders' equity. These changes, along with net income, are components of comprehensive income and are reported in the statement of comprehensive income. In addition to net income, the Company's comprehensive income includes changes in the benefit obligations and plan assets for postretirement benefit plans and unrealized gains or losses on available for sale securities.

Business Segments

The Company operates in two reportable business segments through the Bank: community banking and marine lending. The Company's business segments are determined based on the products and services provided, as well as the nature of the related business activities, and they reflect the manner in which financial information is regularly reviewed for the purpose of allocating resources and evaluating performance of the Company's businesses. The results for these business segments are based on management's accounting process, which assigns income statement items and assets to each operating segment. Given the Company's reportable segments are contained within the Bank, management must make certain allocations of expenses, which may not be representative of the costs expected to be incurred if the specific business segments operated as stand-alone entities. For additional information, refer to Note 27. "Business Segments."

Stock Repurchase Program

On July 11, 2022, the Corporation renewed the stock repurchase program to repurchase up to 150,000 shares of its common stock prior to June 30, 2023. During 2022, the Company purchased 4,442 shares of its Common Stock under its stock repurchase program at an average price of $34.79. During 2021, the Company purchased 4,749 shares of its Common Stock under its stock repurchase program at an average price of $31.26. The maximum number of shares that may yet be purchased under the June 2022 plan as of December 31, 2022 are 148,969.

Recent Accounting Pronouncements

During June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The ASU, as amended, requires an entity to measure expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts. Among other things, the ASU also amended the impairment model for available for sale securities and addressed purchased financial assets with deterioration. The Company adopted ASU 2016-13 as of January 1, 2023 in accordance with the required implementation date. Transition adjustments during the first quarter of 2023, will include increases in the allowance for credit losses and the reserve for credit losses on unfunded commitments to extend credit as well as a reduction of total equity, net of taxes. This reduction of equity capital may, at the Bank's election, be phased-in over a three year period in accordance with regulatory guidelines. The final cumulative effect of the transition adjustments is still subject to completion by the Company but is estimated to reduce opening retained earnings on January 1, 2023 by a reasonable range of $1.5 million to $2.5 million.Subsequent to adoption, the Company will record adjustments to its allowances for credit losses through the provision for credit losses in the consolidated statements of income.

The Company is utilizing a third-party model to tabulate its estimate of current expected credit losses, using a cohort methodology. In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics which included call report coding and various other factors. The Company primarily utilizes unemployment, inflation, as well as the consumer price index, and may also consider other factors to support its reasonable and supportable forecasting of current expected credit losses. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider the following qualitative adjustment factors: economic conditions, problem loan trends, legal/regulatory environment, lending policy and procedures, credit admin and lending staff, loan review, nature, term and volume of the portfolio, collateral values and concentrations of credit. The Company's CECL implementation process was overseen by the CFO and Controller and included an assessment of data availability and gap analysis, data collection, consideration and analysis of multiple loss estimation methodologies, an assessment of relevant qualitative factors and correlation analysis of multiple potential loss drivers and their impact on the Company's historical loss experience. During 2022, the Company calculated its current expected credit losses model in parallel to its incurred loss model in order to further refine the methodology and model. In addition, the Company engaged a third-party to perform a comprehensive model validation.

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin ("SAB") 119. SAB 119 updated portions of SEC interpretative guidance to align with FASB ASC 326, "Financial Instruments – Credit Losses." It covers topics including (1) measuring current expected credit losses; (2) development, governance, and documentation of a systematic methodology; (3) documenting the results of a systematic methodology; and (4) validating a systematic methodology.

In March 2022, FASB issued ASU No. 2022-02, "Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this ASU should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently assessing the impact that ASU 2022-02 will have on its consolidated financial statements.

In March 2020, FASB issued ASU No. 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. Subsequently, in January 2021, FASB issued ASU No. 2021-01 "Reference Rate Reform (Topic 848): Scope." This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The Company has identified impacted loans and is currently working with individual borrowers to modify loans that are directly or indirectly influenced by LIBOR. The Company is assessing ASU 2020-04 and its impact on the Company's transition away from LIBOR for its loan and other financial instruments.

In December 2022, FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848". ASU 2022-06 extends the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. The objective of the guidance in Topic 848 is to provide relief during the temporary transition period, so the FASB included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate ("LIBOR") would cease being published. In 2021, the UK Financial Conduct Authority delayed the intended cessation date of certain tenors of USD LIBOR to June 30, 2023.

To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The ASU is effective for all entities upon issuance. The Company is assessing ASU 2022-06 and its impact on the Company's transition away from LIBOR for its loan and other financial instruments.

NOTE 2. Securities

Amortized costs and fair values of securities available for sale at December 31, 2022 and 2021 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
		December 31, 2022		
		(in thousands)		
Obligations of U.S. government corporations and agencies	$ 9,993	$ —	$ (858)	$ 9,135
Mortgage-backed securities	153,289	—	(24,136)	129,153
Obligations of states and political subdivisions	7,027	2	(422)	6,607
Subordinated debt	4,750	—	(489)	4,261
	$ 175,059	$ 2	$ (25,905)	$ 149,156
		December 31, 2021		
		(in thousands)		
Obligations of U.S. government corporations and agencies	$ 14,541	$ 417	$ (37)	$ 14,921
U.S. treasury notes	2,003	—	—	2,003
Mortgage-backed securities	152,391	753	(2,132)	151,012
Obligations of states and political subdivisions	21,104	773	—	21,877
Subordinated debt	2,500	11	(3)	2,508
	$ 192,539	$ 1,954	$ (2,172)	$ 192,321

Carrying amounts of restricted securities at December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
	(in thousands)	
Federal Reserve Bank Stock	$ 944	$ 344
Federal Home Loan Bank Stock	8,149	565
Community Bankers' Bank Stock	140	140
	$ 9,233	$ 1,049

The amortized cost and fair value of securities available for sale at December 31, 2022, by contractual maturity, are shown below. Maturities may differ from contractual maturities primarily (others could be called) in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

	Amortized Cost	Fair Value
	(in thousands)	
Due in one year or less	$ 837	$ 833
Due after one year through five years	4,958	4,635
Due after five years through ten years	24,091	21,772
Due after ten years	145,173	121,916
	$ 175,059	$ 149,156

During the twelve months ended December 31, 2022, the Company sold $15.4 million in available for sale securities with gross gains of $6 thousand and gross losses of $743. During the twelve months ended December 31, 2021, the Company sold $15.9 million in available for sale securities with gross gains of $143 thousand and gross losses of $119.

The fair value and gross unrealized losses for securities available for sale, totaled by the length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2022 and 2021 were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	December 31, 2022					
	(in thousands)					
Obligations of U.S. government corporations and agencies	$ 6,140	$ 543	$ 2,994	$ 315	$ 9,134	$ 858
Mortgage-backed securities	31,771	4,052	97,382	20,084	129,153	24,136
Obligations of states and political subdivisions	6,065	422	—	—	6,065	422
Subordinated debt	2,431	319	1,080	170	3,511	489
	$ 46,407	$ 5,336	$ 101,456	$ 20,569	$ 147,863	$ 25,905

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	December 31, 2021					
	(in thousands)					
Obligations of U.S. government corporations and agencies	$ 2,616	$ 37	$ —	$ —	$ 2,616	$ 37
Mortgage-backed securities	$ 101,080	$ 1,214	$ 29,555	$ 918	$ 130,635	$ 2,132
Subordinated debt	247	3	—	—	247	3
	$ 103,943	$ 1,254	$ 29,555	$ 918	$ 133,498	$ 2,172

Gross unrealized losses on available for sale securities included one hundred four (104) and forty one (41) debt securities at December 31, 2022 and December 31, 2021, respectively. The Company evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Company's mortgage-backed securities are issued by U.S. government agencies, which guarantee payments to investors regardless of the status of the underlying mortgages. Consideration is given to the length of time and the amount of an unrealized loss, the financial condition of the issuer, and the intent and ability of the Company to retain its investment in the issuer long enough to allow for an anticipated recovery in fair value. The fair value of a security reflects its liquidity as compared to similar instruments, current market rates on similar instruments, and the creditworthiness of the issuer. Absent any change in the liquidity of a security or the creditworthiness of the issuer, prices will decline as market rates rise and vice-versa. The primary cause of the unrealized losses at December 31, 2022 and December 31, 2021 was changes in market interest rates. Since the losses can be primarily attributed to changes in market interest rates and not expected cash flows or an issuer's financial condition, the unrealized losses are deemed to be temporary and management does not intend to sell and it is unlikely that management will be required to sell the securities prior to their anticipated recovery. The Company monitors the financial condition of these issuers continuously and will record other-than-temporary impairment if the recovery of value is unlikely.

Securities having a carrying value of $13.3 million at December 31, 2022 were pledged as security for trust accounts.

NOTE 3. Loans

The composition of loans at December 31, 2022 and 2021 was as follows:

	December 31,			
	2022		**2021**	
	(in thousands)			
Mortgage loans on real estate:				
Construction and land development	$	73,667	$	71,191
Secured by farmland		15,984		13,710
Secured by 1-4 family residential properties		301,758		263,723
Multifamily		39,806		29,093
Commercial		507,635		377,051
Commercial and industrial loans		247,659		143,378
Consumer installment loans		117,110		67,281
All other loans		12,721		16,798
Total loans	$	1,316,340	$	982,225
Net deferred loan costs and premiums		7,443		3,495
Allowance for loan losses		(11,218)		(8,787)
	$	1,312,565	$	976,933

At December 31, 2022, the Company was servicing $231.7 million of marine loans for other financial institutions which are not inlcuded in the table above. Also excluded from the table above are net servicing assets of $684 thousand at December 31, 2022, which are recorded in other assets in the Consolidated Balance Sheets.

NOTE 4. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2022 and 2021 were as follows:

	December 31,			
	2022		**2021**	
	(in thousands)			
Balance, beginning	$	8,787	$	7,096
Provision charged to operating expense		1,830		1,483
Recoveries added to the allowance		1,260		318
Loan losses charged to the allowance		(659)		(110)
Balance, ending	$	11,218	$	8,787

Nonaccrual and past due loans by class at December 31, 2022 and December 31, 2021 were as follows:

	December 31, 2022 (in thousands)							
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans	90 or More Days Past Due Still Accruing	Nonaccrual Loans
Commercial - Non Real Estate:								
Commercial & Industrial	$ 15	$ —	$ 73	$ 88	$ 247,571	$ 247,659	$ —	$ 73
Commercial Real Estate:								
Owner Occupied	—	—	—	—	232,115	232,115	—	—
Non-owner occupied	—	—	—	—	275,520	275,520	—	1,356
Construction and Farmland:								
Residential	—	—	—	—	11,256	11,256	—	21
Commercial	—	—	101	101	78,294	78,395	—	376
Consumer:								
Installment	56	—	146	202	116,908	117,110	146	—
Residential:								
Equity Lines	149	—	—	149	43,439	43,588	—	155
Single family	222	—	211	433	257,737	258,170	172	181
Multifamily	—	—	—	—	39,806	39,806	—	—
All Other Loans	—	—	—	—	12,721	12,721	—	—
Total	$ 442	$ —	$ 531	$ 973	$ 1,315,367	$ 1,316,340	$ 318	$ 2,162

	December 31, 2021 (in thousands)							
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans	90 or More Past Due Still Accruing	Nonaccrual Loans
Commercial - Non Real Estate:								
Commercial & Industrial	$ 8	$ 7	$ —	$ 15	$ 143,363	$ 143,378	$ —	$ —
Commercial Real Estate:								
Owner Occupied	—	—	—	—	188,839	188,839	—	124
Non-owner occupied	146	—	130	276	187,936	188,212	—	1,547
Construction and Farmland:								
Residential	—	—	—	—	10,077	10,077	—	—
Commercial	—	126	108	234	74,590	74,824	—	234
Consumer:								
Installment	6	—	—	6	67,275	67,281	—	3
Residential:								
Equity Lines	13	—	—	13	35,849	35,862	—	29
Single family	409	238	434	1,081	226,780	227,861	43	786
Multifamily	—	—	—	—	29,093	29,093	—	—
All Other Loans	—	—	—	—	16,798	16,798	—	—
Total	$ 582	$ 371	$ 672	$ 1,625	$ 980,600	$ 982,225	$ 43	$ 2,723

Allowance for loan losses by segment as of and for the years ended December 31, 2022 and December 31, 2021 were as follows:

December 31, 2022
(in thousands)

	Construction and Farmland	Residential Real Estate	Commercial Real Estate	Commercial	Consumer	All Other Loans	Unallocated	Total
Allowance for credit losses:								
Beginning Balance	$ 2,794	$ 1,750	$ 1,650	$ 1,656	$ 646	$ 291	$ —	$ 8,787
Charge-Offs	—	(9)	—	(300)	(79)	(271)	—	(659)
Recoveries	9	888	197	109	44	13	—	1,260
Provision	(89)	(782)	262	1,471	529	439	—	1,830
Ending balance	$ 2,714	$ 1,847	$ 2,109	$ 2,936	$ 1,140	$ 472	$ —	$ 11,218
Ending balance: Individually evaluated for impairment	$ —	$ 27	$ —	$ 73	$ —	$ —	$ —	$ 100
Ending balance: collectively evaluated for impairment	$ 2,714	$ 1,820	$ 2,109	$ 2,863	$ 1,140	$ 472	$ —	$ 11,118
Loans:								
Ending balance	$ 89,651	$ 341,564	$ 507,635	$ 247,659	$ 117,110	$ 12,721	$ —	$ 1,316,340
Ending balance individually evaluated for impairment	$ 1,044	$ 3,719	$ 1,695	$ 141	$ 22	$ —	$ —	$ 6,621
Ending balance collectively evaluated for impairment	$ 88,607	$ 337,845	$ 505,940	$ 247,518	$ 117,088	$ 12,721	$ —	$ 1,309,719

December 31, 2021
(in thousands)

	Construction and Farmland	Residential Real Estate	Commercial Real Estate	Commercial	Consumer	All Other Loans	Unallocated	Total
Allowance for credit losses:								
Beginning Balance	$ 1,604	$ 1,929	$ 1,645	$ 1,374	$ 198	$ 346	$ —	$ 7,096
Charge-Offs	—	(13)	—	(10)	(19)	(68)	—	(110)
Recoveries	12	240	7	18	29	12	—	318
Provision	1,178	(406)	(2)	274	438	1	—	1,483
Ending balance	$ 2,794	$ 1,750	$ 1,650	$ 1,656	$ 646	$ 291	$ —	$ 8,787
Ending balance: Individually evaluated for impairment	$ —	$ 39	$ —	$ —	$ —	$ —	$ —	$ 39
Ending balance: collectively evaluated for impairment	$ 2,794	$ 1,711	$ 1,650	$ 1,656	$ 646	$ 291	$ —	$ 8,748
Loans:								
Ending balance	$ 84,901	$ 292,816	$ 377,051	$ 143,378	$ 67,281	$ 16,798	$ —	$ 982,225
Ending balance individually evaluated for impairment	$ 257	$ 2,778	$ 2,295	$ 108	$ 16	$ —	$ —	$ 5,454
Ending balance collectively evaluated for impairment	$ 84,644	$ 290,038	$ 374,756	$ 143,270	$ 67,265	$ 16,798	$ —	$ 976,771

Impaired loans by class at December 31, 2022 and December 31, 2021 were as follows:

	Unpaid Principal Balance		Recorded Investment		Related Allowance		Average Recorded Investment		Interest Income Recognized	
As of December 31, 2022 (in thousands)										
With no related allowance:										
Commercial - Non Real Estate:										
Commercial & Industrial	$	81	$	68	$	—	$	89	$	5
Commercial Real Estate:										
Owner Occupied		205		200		—		207		11
Non-owner occupied		1,755		1,495		—		1,499		9
Construction and Farmland:										
Residential		22		21		—		157		4
Commercial		1,045		1,026		—		1,045		13
Consumer:										
Installment		24		22		—		25		2
Residential										
Equity lines		159		155		—		157		5
Single family		3,161		3,060		—		3,115		111
Multifamily		—		—		—		—		—
Other Loans		—		—		—		—		—
	$	6,452	$	6,047	$	—	$	6,294	$	159
With an allowance recorded:										
Commercial - Non Real Estate:										
Commercial & Industrial	$	77	$	73	$	73	$	73	$	—
Commercial Real Estate:										
Owner Occupied		—		—		—		—		—
Non-owner occupied		—		—		—		—		—
Construction and Farmland:										
Residential		—		—		—		—		—
Commercial		—		—		—		—		—
Consumer:										
Installment		—		—		—		—		—
Residential										
Equity lines		—		—		—		—		—
Single family		516		516		27		527		21
Multifamily		—		—		—		—		—
Other Loans		—		—		—		—		—
	$	593	$	589	$	100	$	600	$	21
Total:										
Commercial	$	158	$	141	$	73	$	162	$	5
Commercial Real Estate		1,960		1,695		—		1,706		20
Construction and Farmland		1,067		1,047		—		1,202		17
Consumer		24		22		—		25		2
Residential		3,836		3,731		27		3,799		137
Other		—		—		—		—		—
Total	$	7,045	$	6,636	$	100	$	6,894	$	180

(1) Recorded investment is defined as the summation of the outstanding principal balance, accrued interest, and any partial charge-offs.

	As of December 31, 2021 (in thousands)				
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:					
Commercial - Non Real Estate:					
Commercial & Industrial	$ 143	$ 109	$ —	$ 166	$ 11
Commercial Real Estate:					
Owner Occupied	148	124	—	142	—
Non-owner occupied	2,539	2,177	—	2,186	—
Construction and Farmland:					
Residential	—	—	—	—	—
Commercial	271	257	—	267	9
Consumer:					
Installment	17	16	—	19	1
Residential					
Equity lines	35	29	—	32	—
Single family	2,088	1,974	—	2,012	62
Multifamily	—	—	—	—	—
Other Loans	—	—	—	—	—
	$ 5,241	$ 4,686	$ —	$ 4,824	$ 83
With an allowance recorded:					
Commercial - Non Real Estate:					
Commercial & Industrial	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate:					
Owner Occupied	—	—	—	—	—
Non-owner occupied	—	—	—	—	—
Construction and Farmland:					
Residential	—	—	—	—	—
Commercial	—	—	—	—	—
Consumer:					
Installment	—	—	—	—	—
Residential					
Equity lines	—	—	—	—	—
Single family	811	787	39	802	30
Multifamily	—	—	—	—	—
Other Loans	—	—	—	—	—
	$ 811	$ 787	$ 39	$ 802	$ 30
Total:					
Commercial	$ 143	$ 109	$ —	$ 166	$ 11
Commercial Real Estate	2,687	2,301	—	2,328	—
Construction and Farmland	271	257	—	267	9
Consumer	17	16	—	19	1
Residential	2,934	2,790	39	2,846	92
Other	—	—	—	—	—
Total	$ 6,052	$ 5,473	$ 39	$ 5,626	$ 113

(1) Recorded investment is defined as the summation of the outstanding principal balance, accrued interest, and any partial charge-offs.

When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is in nonaccrual status, all payments are applied to principal under the cost-recovery method. For financial statement purposes, the recorded investment in nonaccrual loans is the actual principal balance reduced by payments that would otherwise have been applied to interest. When reporting information on these loans to the applicable customers, the unpaid principal balance is reported as if payments were applied to principal and interest under the original terms of the loan agreements. Therefore, the unpaid principal balance reported to the customer would be higher than the recorded investment in the loan for financial statement purposes. When the ultimate collectability of the total principal of the impaired loan is not in doubt and the loan is in nonaccrual status, contractual interest is credited to interest income when received under the cash-basis method.

The Company uses a rating system for evaluating the risks associated with non-consumer loans. Consumer loans are not evaluated for risk unless the characteristics of the loan fall within classified categories. Descriptions of these ratings are as follows:

Pass	Pass loans exhibit acceptable history of profits, cash flow ability and liquidity. Sufficient cash flow exists to service the loan. All obligations have been paid by the borrower in an as agreed manner.
Special mention	Special mention loans exhibit negative trends and potential weakness that, if left uncorrected, may negatively affect the borrower's ability to repay its obligations. The risk of default is not imminent and the borrower still demonstrates sufficient financial strength to service debt.
Substandard	Substandard loans exhibit well defined weaknesses resulting in a higher probability of default. The borrowers exhibit adverse financial trends and a diminishing ability or willingness to service debt.
Doubtful	Doubtful loans exhibit all of the characteristics inherent in substandard loans; however given the severity of weaknesses, the collection of 100% of the principal is unlikely under current conditions.
Loss	Loss loans are considered uncollectible over a reasonable period of time and of such little value that its continuance as a bankable asset is not warranted.

Credit quality information by class at December 31, 2022 and December 31, 2021 was as follows:

INTERNAL RISK RATING GRADES	Pass	Special Mention	Substandard	Doubtful	Loss	Total
As of December 31, 2022 (in thousands)						
Commercial - Non Real Estate:						
Commercial & Industrial	$ 247,061	$ 526	$ 72	$ —	$ —	$ 247,659
Commercial Real Estate:						
Owner Occupied	212,074	20,020	21	—	—	232,115
Non-owner occupied	257,625	16,189	1,706	—	—	275,520
Construction and Farmland:						
Residential	11,235	—	21	—	—	11,256
Commercial	69,427	153	8,815	—	—	78,395
Residential:						
Equity Lines	43,124	310	154	—	—	43,588
Single family	251,247	5,972	951	—	—	258,170
Multifamily	39,806	—	—	—	—	39,806
All other loans	12,721	—	—	—	—	12,721
Total	$1,144,320	$ 43,170	$ 11,740	$ —	$ —	$ 1,199,230

	Performing	Nonperforming
Consumer Credit Exposure by Payment Activity	$ 116,908	$ 202

INTERNAL RISK RATING GRADES	Pass	Special Mention	Substandard	Doubtful	Loss	Total
As of December 31, 2021 (in thousands)						
Commercial - Non Real Estate:						
Commercial & Industrial	$ 143,197	$ 176	$ 5	$ —	$ —	$ 143,378
Commercial Real Estate:						
Owner Occupied	185,978	2,703	158	—	—	188,839
Non-owner occupied	180,830	4,819	2,563	—	—	188,212
Construction and Farmland:						
Residential	10,077	—	—	—	—	10,077
Commercial	59,318	15,198	308	—	—	74,824
Residential:						
Equity Lines	35,832	—	30	—	—	35,862
Single family	224,510	1,601	1,633	117	—	227,861
Multifamily	26,952	2,141	—	—	—	29,093
All other loans	16,798	—	—	—	—	16,798
Total	$ 883,492	$ 26,638	$ 4,697	$ 117	$ —	$ 914,944

	Performing	Nonperforming
Consumer Credit Exposure by Payment Activity	$ 67,275	$ 6

NOTE 5. Troubled Debt Restructurings

All loans deemed a troubled debt restructuring, or "TDR", are considered impaired, and are evaluated for collateral and cash-flow sufficiency. A loan is considered a TDR when the Company, for economic or legal reasons related to a borrower's financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. All of the following factors are indicators that the Bank has granted a concession (one or multiple items may be present):

- The borrower receives a reduction of the stated interest rate to a rate less than the institution is willing to accept at the time of the restructure for a new loan with comparable risk.
- The borrower receives an extension of the maturity date or dates at a stated interest rate lower than the current market interest rate for new debt with similar risk characteristics.
- The borrower receives a reduction of the face amount or maturity amount of the debt as stated in the instrument or other agreement.
- The borrower receives a deferral of required payments (principal and/or interest).
- The borrower receives a reduction of the accrued interest.

There were twenty eight (28) troubled debt restructured loans totaling $4.6 million at December 31, 2022. At December 31, 2021, there were seventeen (17) troubled debt restructured loans totaling $2.7 million. Two loans, totaling $133 thousand, were in nonaccrual status at December 31, 2022. Two loans, totaling $149 thousand, were in nonaccrual status at December 31, 2021. There were no outstanding commitments to lend additional amounts to troubled debt restructured borrowers at December 31, 2022 or December 31, 2021.

The following tables set forth information on the Company's troubled debt restructurings by class of loans occurring during the years ended December 31, 2022 and 2021:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment		Post-Modification Outstanding Recorded Investment	
		Twelve Months Ended December 31, 2022 (in thousands)			
Commercial Real Estate:					
Owner occupied	1	$	185	$	185
Non-owner occupied	1		161		161
Construction and Farmland:					
Commercial	1		639		639
Consumer:					
Installment	1		20		21
Residential					
Single family	9		1,676		1,704
Total	13	$	2,681	$	2,710

	Number of Contracts	Pre-Modification Outstanding Recorded Investment		Post-Modification Outstanding Recorded Investment	
		Twelve Months Ended December 31, 2021 (in thousands)			
Consumer:					
Installment	2	$	15	$	15
Residential					
Single family	1		98		98
Total	3	$	113	$	113

During the twelve months ended December 31, 2022, the Company restructured thirteen loans by granting a concession to the borrowers experiencing financial difficulty. The Company restructured one commercial real estate owner occupied loan by granting a refinance with new terms. The Company restructured one commercial real estate non-owner occupied loan with a twelve month renewal and rate change. The Company restructured one installment loan by granting a refinance with extended terms. The Company restructured one construction and farmland commercial loan by granting a refinance with new terms. The Company restructured nine residential single family loans by granting twelve month renewals and a rate change.

During the twelve months ended December 31, 2021, the Company restructured three loans by granting a concession to the borrower experiencing financial difficulty. The Company restructured two consumer installment loans and one residential single-family loan. The Company restructured one single-family residential loan by granting a lower interest rate and extending the loan term. The Company restructured two consumer installment loans by granting a refinance to extended the term of the loans, where one consumer installment loan was granted a lower interest rate.

There were no TDRs occurring within the previous 12 months for which there was a payment default during the twelve months ended December 31, 2022 and 2021.

Management defines default as over 30 days contractually past due under the modified terms, the foreclosure and/or repossession of the collateral, or the charge-off of the loan.

NOTE 6. Bank Premises and Equipment, Net

The major classes of bank premises and equipment and the total accumulated depreciation at December 31, 2022 and 2021 were as follows:

	December 31,			
	2022		2021	
	(in thousands)			
Land	$	6,644	$	6,644
Buildings and improvements		18,649		18,561
Furniture and equipment		9,345		8,815
	$	34,638	$	34,020
Less accumulated depreciation		16,574		15,771
Bank premises and equipment, net	$	18,064	$	18,249

Depreciation expense on buildings and improvements was $486 thousand and $482 thousand for the years ended 2022 and 2021, respectively. Depreciation expense on furniture and equipment was $493 thousand and $514 thousand for the years ended 2022 and 2021, respectively.

NOTE 7. Deposits

The composition of deposits at December 31, 2022 and December 31, 2021 was as follows:

	December 31, 2022		December 31, 2021	
	(in thousands)			
Noninterest bearing demand deposits	$	478,750	$	470,355
Savings and interest bearing demand deposits:				
NOW accounts	$	167,197	$	162,690
Money market accounts		220,498		251,862
Regular savings accounts		239,736		168,744
	$	627,431	$	583,296
Time deposits:				
Balances of less than $250,000	$	87,531	$	58,427
Balances of $250,000 or greater		70,363		65,157
	$	157,894	$	123,584
	$	1,264,075	$	1,177,235

Savings and interest bearing demand deposits included $59.5 million and $42.2 million in reciprocal deposits at December 31, 2022 and 2021, respectively. Time deposits with balances of less than $250,000 include $4.6 million and zero in brokered certificates of deposit at December 31, 2022 and 2021, respectively.

The outstanding balance of time deposits at December 31, 2022 was due as follows:

	December 31, 2022	
	(in thousands)	
2023	$	135,595
2024		13,408
2025		2,333
2026		3,628
2027		2,191
Thereafter		739
	$	157,894

Deposit overdrafts reclassified as loans totaled $218 thousand and $231 thousand at December 31, 2022 and 2021, respectively.

NOTE 8. Borrowings

The Company, through its subsidiary bank, borrows funds in the form of federal funds purchased and Federal Home Loan Bank of Atlanta ("FHLB") advances.

Federal fund lines of credit are extended to the Bank by nonaffiliated banks with which a correspondent banking relationship exists. The line of credit amount is determined by the creditworthiness of the Bank and, in particular, its regulatory capital ratios, which are discussed in Note 15. Federal funds purchased generally mature each business day. The following table summarizes information related to federal funds purchased for the years ended December 31, 2022 and 2021:

	December 31,			
	2022		**2021**	
	(dollars in thousands)			
Balance at year-end	$	32,980	$	—
Average balance during the year		7,881		1
Average interest rate during the year		2.16%		0.66%
Maximum month-end balance during the year	$	32,980	$	—
Gross lines of credit at year-end		78,000		78,000
Unused lines of credit at year-end		78,000		78,000

As of December 31, 2022, Company had remaining credit availability in the amount of $105.7 million with the FHLB. This line may be utilized for short and/or long-term borrowing. Advances on the line are secured by all of the Company's eligible first lien residential real estate loans on one-to-four-unit, single-family dwellings; multi-family dwellings; home equity lines of credit; and commercial real estate loans. The amount of the available credit is limited to a percentage of the estimated market value of the loans as determined periodically by the FHLB. The amount of the available credit is also limited to 20% of total Bank assets.

The Company had $175.0 million in short-term borrowings with the FHLB at December 31, 2022. The interest rates on the four short-term borrowings with the FHLB ranged from 3.79% to 4.57%, with a weighted average rate of 4.17%. The Company had no long-term borrowings with the FHLB at December 31, 2022. The Company had no outstanding borrowings with the FHLB at December 31, 2021. The Company had a $60.0 million irrevocable letter of credit at December 31, 2022 with the FHLB to secure public deposits.

NOTE 9. Income Taxes

The Company files income tax returns with the United States of America, the Commonwealth of Virginia and West Virginia. With few exceptions, the Company is no longer subject to federal, state, or local income tax examinations for years prior to 2019.

The net deferred tax asset at December 31, 2022 and 2021 consisted of the following components:

	December 31,			
	2022		**2021**	
	(in thousands)			
Deferred tax assets:				
Allowance for loan losses	$	2,356	$	1,845
Share-based compensation		222		136
Accrued postretirement benefits		21		21
Home equity origination costs		81		67
Nonaccrual interest		48		65
Lease liabilities		1,045		1,110
Credit carryforward		648		973
Securities available for sale		5,440		46
Other		26		27
	$	9,887	$	4,290
Deferred tax liabilities:				
Property and equipment	$	710	$	659
Right-of-use assets		1,001		1,079
Loan servicing rights		144		—
	$	1,855	$	1,738
Net deferred tax asset	$	8,032	$	2,552

The Company has not recorded a valuation allowance for deferred tax assets because management believes that it is more likely than not that they will be ultimately realized.

Income tax expense for the years ended December 31, 2022 and 2021 consisted of the following components:

	December 31,			
	2022		**2021**	
	(in thousands)			
Current tax expense	$	3,380	$	3,203
Deferred tax (benefit)		(86)		(1,437)
	$	3,150	$	1,766

The following table reconciles income tax expense to the statutory federal corporate income tax amount, which was calculated by applying the federal corporate income tax rate to pre-tax income for the years ended December 31, 2022 and 2021.

	December 31,			
	2022		2021	
	(in thousands)			
Statutory federal corporate tax amount	$	3,711	$	2,685
Tax-exempt interest (income)		(81)		(135)
Officer insurance (income)		(131)		(102)
Net tax credits		(353)		(686)
Other, net		4		4
	$	3,150	$	1,766

The effective tax rates were 17.83% and 13.81% for years ended December 31, 2022 and 2021, respectively. The effective tax rates were impacted by tax credits on qualified affordable housing project investments as discussed in Note 25 to the Consolidated Financial Statements as well as qualified rehabilitation credits.

NOTE 10. Stock-Based Compensation

Restricted Stock provides grantees with rights to shares of common stock upon completion of a service period or achievement of Company performance measures. During the restriction period, all shares are considered outstanding and dividends are paid to the grantee. Outside directors are periodically granted restricted shares which vest over a period of less than nine months. During 2022, executive officers were granted restricted shares which vest over a three year service period and restricted shares which vest based on meeting performance measures over a one year period. Beginning in 2018, certain non-executive officers also were granted restricted shares which vest over a three year service period. Vesting schedules were unchanged from the two prior years.

The following table presents the activity for Restricted Stock for the years ended December 31, 2022 and 2021:

	Twelve Months Ended December 31,					
	2022			2021		
	Shares		Weighted Average Grant Date Fair Value	Shares		Weighted Average Grant Date Fair Value
Nonvested, beginning of period	31,738	$	30.70	20,928	$	29.98
Granted	31,648		35.19	32,496		31.16
Vested	(23,079)		32.11	(21,261)		30.70
Forfeited	(1,527)		32.13	(425)		31.05
Nonvested, end of period	38,780	$	33.47	31,738	$	30.70

The Company recognizes compensation expense over the vesting period based on the fair value of the Company's stock on the grant date. Compensation expense was $1.0 million and $850 thousand during December 31, 2022 and 2021, respectively. The total grant date fair value of Restricted Stock which vested was $741 thousand and $653 thousand for the years ended December 31, 2022 and 2021, respectively. The total vest date fair value of Restricted Stock which vested was $819 thousand and $690 thousand for the years ended December 31, 2022 and 2021, respectively. Unrecognized compensation cost related to unvested Restricted Stock was $377 thousand at December 31, 2022. This amount is expected to be recognized over a weighted average period of two years. The Company's policy is to recognize forfeitures as they occur.

NOTE 11. Employee Benefits

The Company has an Employee Stock Ownership Plan ("ESOP") to provide additional retirement benefits to substantially all employees. Contributions can be made to the Bank of Clarke Employee Retirement Trust to be used to purchase the Company's common stock. There were no contributions in 2022 and 2021.

The Company sponsors a 401(k) savings plan under which eligible employees may defer a portion of salary on a pretax basis, subject to certain IRS limits. The Company matches 50 percent of employee contributions, on a maximum of six percent of salary deferred, with Company common stock or cash, as elected by each employee. The shares for this purpose are provided principally by newly issued shares. The 401(k) plan includes a non-elective safe-harbor employer contribution and an age-weighted employer contribution. Each year, qualifying employees will receive a non-elective safe-harbor contribution equal to three percent of their salary for that year. Qualifying employees will receive an additional contribution based on their age and years of service. The percentage of salary for the age-weighted contribution increases on both factors, age and years of service, with a minimum of one percent of salary and a maximum of ten percent of salary. Contributions under the plan amounted to $1.9 million in 2022 and $1.5 million in 2021.

The Company has established an Executive Supplemental Income Plan for certain key employees. Benefits are to be paid in monthly installments following retirement or death. The agreement provides that if employment is terminated for reasons other than death or disability prior to age 65, the amount of benefits could be reduced or forfeited. The executive supplemental income benefit liability was $8 thousand and $15 thousand at December 31, 2022 and 2021, respectively. The executive supplemental income benefit expense, based on the present value of the retirement benefits, was $29 thousand in 2022 and $29 thousand in 2021. The plan is unfunded; however, life insurance has been acquired on the lives of these employees in amounts sufficient to discharge the plan's obligations.

NOTE 12. Commitments and Contingencies

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, which are not reflected in the accompanying financial statements. These commitments and contingent liabilities include various guarantees, commitments to extend credit and standby letters of credit. The Company does not anticipate any material losses as a result of these commitments.

During the normal course of business, various legal claims arise from time to time which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

The Bank was required to maintain a total compensating balance on deposit with two correspondent banks in the amount of $250 thousand at December 31, 2022 and 2021.

See Note 18 with respect to financial instruments with off-balance-sheet risk.

NOTE 13. Leases

The Company leases certain office properties and equipment used in its operations in the normal course of business. Leases greater than 12 months in duration are recorded in the consolidated balance sheets at the lease commencement date and are classified as either operating or finance leases based on the Company's assessment of the underlying agreement.

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company's four long-term lease agreements for office properties are all classified as operating leases. These leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liability to the extent the options are reasonably certain of being exercised. These lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations. Right-of-use assets and leases liabilities are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.

The following tables present information about the Company's leases:

(dollars in thousands)	December 31, 2022		December 31, 2021	
Lease liability	$	4,978	$	5,289
Right-of-use asset	$	4,766	$	5,139
Weighted average remaining lease term		14 years		15 years
Weighted average discount term		3.04%		2.99%

	Twelve Months Ended			
Lease Cost	December 31, 2022		December 31, 2021	
Operating lease cost	$	528	$	376
Variable lease cost		—		—
Short-term lease cost		15		19
Total lease cost	$	543	$	395
Cash paid for amounts included in the measurement of lease liabilities	$	466	$	314

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total operating lease liabilities is as follows:

Lease payments due	As of December 31, 2022	
Twelve months ending December 31, 2023	$	473
Twelve months ending December 31, 2024		480
Twelve months ending December 31, 2025		504
Twelve months ending December 31, 2026		397
Twelve months ending December 31, 2027		391
Thereafter		4,149
Total undiscounted cash flows	$	6,394
Discount		(1,416)
Lease liability	$	4,978

NOTE 14. Transactions with Directors and Officers

The Bank grants loans to and accepts deposits from its directors, principal officers and related parties of such persons during the ordinary course of business. The aggregate balance of loans to directors, principal officers and their related parties was $5.1 million and $5.4 million at December 31, 2022 and 2021, respectively. These balances reflect total principal additions of $418 thousand and total principal payments of $713 thousand, during 2022. The reduction in the prior year balance was due to a change in composition of related parties. The aggregate balance of deposits from directors, principal officers and their related parties was $11.1 million and $13.9 million at December 31, 2022 and 2021, respectively.

NOTE 15. Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the Community Bank Leverage Ratio framework (CBLR), for qualifying community banking organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule became effective on January 1, 2020. The CBLR removes the requirement for qualifying banking organizations to calculate and report risk-based capital but rather only requires a Tier 1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the CBLR and that maintain a leverage ratio of greater than the required minimum will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the agencies' capital rules and, if applicable, will be considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. Under the regulatory capital rules, an institution electing to use the CBLR must maintain a minimum leverage ratio of 9%. Qualifying institutions are allowed a two-quarter grace period to correct a ratio that falls below the required amount, provided the institution maintains a ratio of more than 8%. At December 31, 2022, the Bank was a qualifying institution and elected to utilize the CBLR to measure capital adequacy. As such, the related amounts and ratios for December 31, 2022, are presented below using the CLBR. As the Bank did not elect to utilize the CBLR at December 31, 2021, the amounts and ratios are presented using the risk-based capital framework.

At December 31, 2022, and 2021, Management believes the Bank met all capital adequacy requirements to which it was subject. Additionally, at December 31, 2022, the most recent notification from the Federal Reserve categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank's category.

The following table presents the Bank's actual capital amounts and ratios at December 31, 2022 and 2021:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2022						
Tier 1 Capital to Average Assets	$ 143,214	9.19%	n/a	n/a	$ 140,210	9.00%
December 31, 2021						
Common Equity Tier 1 Capital to Risk Weighted Assets	$ 107,570	10.44%	$ 46,362	4.50%	$ 66,967	6.50%
Total Capital to Risk Weighted Assets	116,420	11.30%	82,421	8.00%	103,026	10.00%
Tier 1 Capital to Risk Weighted Assets	107,570	10.44%	61,816	6.00%	82,421	8.00%
Tier 1 Capital to Average Assets	107,570	8.84%	48,654	4.00%	60,817	5.00%

NOTE 16. Restrictions On Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the lesser of the Bank's retained earnings or the three preceding years' undistributed net income of the Bank. Loans or advances are limited to 10% of the Bank's capital stock and surplus on a secured basis. Capital stock and surplus is defined as tier 1 and tier 2 capital under the risk-based capital guidelines. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

At December 31, 2022, the Bank's retained earnings available for the payment of dividends to the Company was $32.4 million. Accordingly, $90.3 million of the Company's equity in the net assets of the Bank was restricted at December 31, 2022. Funds available for loans or advances by the Bank to the Company amounted to $15.4 million at December 31, 2022.

NOTE 17. Dividend Investment Plan

The Company has a Dividend Investment Plan, which allows participants' dividends to purchase additional shares of common stock at its fair market value on each dividend record date. Shares of common stock purchased through the Plan can be purchased at a price equal to the market price of the shares. No changes have been made to the operation of the dividend reinvestment features of the Plan during 2022 and 2021.

NOTE 18. Financial Instruments with Off-Balance-Sheet Risk

The Company, through its subsidiary bank, is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unfunded commitments under lines of credit, and commercial and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2022 and 2021, the following financial instruments were outstanding whose contract amounts represent credit risk:

	December 31, 2022		December 31, 2021
	(dollars in thousands)		
Commitments to extend credit	$	27,927	$	21,886
Unfunded commitments under lines of credit		191,259		171,406
Commercial and standby letters of credit		7,069		10,397

Commitments to extend credit are agreements to lend to a customer as long as the terms offered are acceptable and certain other conditions are met. Commitments generally have fixed expiration dates or other termination clauses. Since these commitments may expire or terminate, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, with regards to these commitments, is based on management's credit evaluation of the customer.

Unfunded commitments under lines of credit are contracts for possible future extensions of credit to existing customers. Unfunded commitments under lines of credit include, but are not limited to, home equity lines of credit, overdraft protection lines of credit, credit cards, and unsecured and secured commercial lines of credit. The terms and conditions of these commitments vary depending on the line of credit's purpose, collateral, and maturity. The amount disclosed above represents total unused lines of credit for which a contract with the Bank has been established.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in granting loans to customers. The Bank holds collateral supporting these commitments if it is deemed necessary. At December 31, 2022, $6.9 million of the outstanding letters of credit were collateralized.

The Bank has cash accounts in other commercial banks. The amount on deposit in these banks at December 31, 2022 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $11.0 million.

NOTE 19. Revenue Recognition

Substantially all of the Company's revenue from contracts with customers that is within the scope of ASC 606, "Revenue from Contracts with Customers" is reported within noninterest income. A limited amount of other in-scope items such as gains and losses on other real estate owned are recorded in noninterest expense. The recognition of interest income and certain sources of noninterest income (e.g. gains on securities transactions, bank owned life insurance income, etc.) are governed by other areas of U.S. GAAP. Significant revenue streams that are within the scope of ASC 606 and included in noninterest income are discussed in the following paragraphs.

Income from Fiduciary Activities

Trust asset management fee income is primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to customers' accounts. The Company does not earn performance-based incentives. Optional services such as real estate sales and tax return preparation services are also available to existing trust and asset management customers. The Company's performance obligation for these transactional-based services is generally satisfied, and related revenue recognized, at a point in time (i.e., as incurred). Payment is received shortly after services are rendered.

Service Charges on Deposit Accounts

Service charges on deposit accounts are principally comprised of overdrawn account fees, account maintenance charges and other activity based fees. The Company's performance obligations on revenue generated from deposit accounts are generally satisfied immediately, when the transaction occurs, or by month-end. Typically, the duration of a contract does not extend beyond the services performed. Due to the short duration of most customer contracts which generate these sources of noninterest income, no significant judgments must be made in the determination of the amount and timing of revenue recognized.

Other Service Charges and Fees

The majority of the Company's noninterest income is derived from short term contracts associated with services provided for other ancillary services such as ATM fees, brokerage commissions, secondary market fees and loan servicing fees. The Company's performance obligations on revenue generated from these ancillary services are generally satisfied immediately, when the transaction occurs, or by month-end. Typically, the duration of a contract does not extend beyond the services performed. Due to the short duration of most customer contracts which generate these sources of noninterest income, no significant judgments must be made in the determination of the amount and timing of revenue recognized.

The Company earns interchange fees from credit cardholder transactions conducted through the Visa payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized no less than monthly.

Noninterest income disaggregated by major source, for the years ended December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
	(dollar in thousands)	
Noninterest income:		
Wealth management fees(1):		
Trust asset management fees	$ 3,095	$ 1,891
Brokerage commissions	1,054	1,164
Service charges on deposit accounts(1):		
Overdrawn account fees	1,194	853
Monthly and other service charges	424	382
Other service charges and fees:		
Interchange fees (1)	366	227
ATM fees (1)	3,103	3,014
Secondary market fees	3	236
Other charges and fees (2)	471	463
(Loss) on the sale and disposal of bank premises and equipment (1)	(11)	—
(Loss) gain on sale of securities	(737)	24
Gain on sale of loans	1,875	1,658
Bank owned life insurance income	626	527
Other operating income (3)	1,882	881
Total noninterest income	$ 13,345	$ 11,320

(1) Income within the scope of Topic 606.
(2) Includes income within the scope of Topic 606 of $309 thousand and $337 thousand for the years ended December 31, 2022 and 2021, respectively. The remaining balance is outside the scope of Topic 606.
(3) Includes income within the scope of Topic 606 of $1.2 million and $834 thousand for the years ended December 31, 2022 and 2021, respectively. The remaining balance is outside the scope of Topic 606.

Contract Balances

The Company's noninterest revenue streams are largely based on transactional activity, or standard month-end revenue accruals such as asset management fees based on month-end market values. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2022 and December 31, 2021, the Company did not have any significant contract balances.

NOTE 20. Quarterly Condensed Statements of Income - Unaudited

The Company's quarterly net income, net income per common share and dividends per common share during 2022 and 2021 are summarized as follows:

	2022			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
Total interest and dividend income	$ 11,509	$ 12,647	$ 14,366	$ 16,164
Net interest income after provision for loan losses	10,599	11,559	12,899	12,326
Noninterest income	3,243	3,849	3,164	3,089
Noninterest expenses	9,923	10,528	11,058	11,548
Income before income taxes	3,919	4,880	5,005	3,867
Net income	3,250	3,992	4,082	3,197
Net income per common share, basic	0.94	1.14	1.17	0.92
Net income per common share, diluted	0.94	1.14	1.17	0.92
Dividends per common share	0.28	0.28	0.29	0.30

	2021			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
Total interest and dividend income	$ 10,016	$ 10,413	$ 10,782	$ 11,465
Net interest income after provision for loan losses	8,930	9,695	10,099	10,792
Noninterest income	2,427	2,650	2,881	3,362
Noninterest expenses	7,916	8,727	9,523	11,883
Income before income taxes	3,441	3,618	3,457	2,271
Net income	2,862	3,003	2,873	2,283
Net income per common share, basic	0.84	0.87	0.83	0.66
Net income per common share, diluted	0.84	0.87	0.83	0.66
Dividends per common share	0.27	0.27	0.28	0.28

NOTE 21. Fair Value Measurements

GAAP requires the Company to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants as of the measurement date.

"Fair Value Measurements" defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1   Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following sections provide a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities Available for Sale: Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Derivative instruments are recorded at fair value on a recurring basis. The Company utilizes derivative instruments as part of the management of interest rate risk to modify the re-pricing characteristics of certain portions of the Company's interest-bearing assets and liabilities. The Company has contracted with a third-party vendor to provide valuations for derivatives using standard valuation techniques and therefore classifies such valuations as Level 2. The Company has considered counterparty credit risk in the valuation of its derivative assets and has considered its own credit risk in the valuation of its derivative liabilities.

The following table presents balances of financial assets and liabilities measured at fair value on a recurring basis at December 31, 2022 and December 31, 2021:

| | Balance as of December 31, 2022 | Fair Value Measurements at December 31, 2022 Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Assets:				
Securities available for sale				
Obligations of U.S. government corporations and agencies	$ 9,135	$ —	$ 9,135	$ —
Mortgage-backed securities	129,153	—	129,153	—
Obligations of states and political subdivisions	6,607	—	6,607	—
Subordinated debt	4,261	—	4,261	—
Derivative:				
Interest rate swaps on loans	1,017	—	1,017	—
Total assets at fair value	$ 150,173	$ —	$ 150,173	$ —
Liabilities:				
Interest rate swaps on loans	$ 1,017		$ 1,017	$ —
Total liabilities at fair value	$ 1,017	$ —	$ 1,017	$ —

| | | Fair Value Measurements at December 31, 2021 Using | | | | | |
	Balance as of December 31, 2021		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
				(in thousands)			
Assets:							
Securities available for sale							
Obligations of U.S. government corporations and agencies	$	14,921	$	—	$	14,921	$	—
U.S. treasury notes		2,003		—		2,003		—
Mortgage-backed securities		151,012		—		151,012		—
Obligations of states and political subdivisions		21,877		—		21,877		—
Subordinated debt		2,508		—		2,508		—
Derivative:							
Interest rate swaps on loans		58		—		58		—
Total assets at fair value	$	192,379	$	—	$	192,379	$	—
Liabilities:							
Interest rate swaps on loans	$	58	$	—	$	58	$	—
Total liabilities at fair value	$	58	$	—	$	58	$	—

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower of cost or market accounting or write downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain financial and nonfinancial assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected when due. The measurement of loss associated with impaired loans can be based on the present value of its expected future cash flows discounted at the loan's coupon rate, or at the loans' observable market price or the fair value of the collateral securing the loans, if they are collateral dependent. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal conducted by an independent, licensed appraiser using observable market data within the last twelve months (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the property is more than one year old and not solely based on observable market comparables or management determines the fair value of the collateral is further impaired below the appraised value, then a Level 3 valuation is considered to measure the fair value. The value of business equipment is based upon an outside appraisal, of one year or less, if deemed significant, or the net book value on the applicable business's financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the allowance for loan losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

Other Real Estate Owned: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the fair value of the property, less estimated selling costs, establishing a new costs basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically obtained by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell. The fair value measurement of real estate held in other real estate owned is assessed in the same manner as impaired loans described above. We believe that the fair value component in its valuation follows the provisions of GAAP. The Company had a a balance of $108 thousand in other real estate owned at December 31, 2022.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or fair value. These loans consisted of one-to-four family residential loans originated for sale in the secondary market at December 31, 2022. Fair value is based on prices the secondary markets are currently offering for similar loans using observable market data or specific loan level investor commitments. The Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale during the years ended December 31, 2022 and December 31, 2021.

The following table displays quantitative information about Level 3 Fair Value Measurements for certain financial assets measured at fair value on a nonrecurring basis for December 31, 2022 and December 31, 2021:

Quantitative information about Level 3 Fair Value Measurements
December 31, 2022

	Valuation Technique(s)	Unobservable Input	Range	Weighted Average (1)
Assets:				
Impaired loans	Present value of cash flows	Discount rate	4% - 5%	4 %
Other real estate owned	Discounted contract price	Discount for selling costs	6 %	6 %

December 31, 2021

	Valuation Technique(s)	Unobservable Input	Range	Weighted Average
Assets:				
Impaired loans	Discounted appraised value	Selling cost	12%	12 %
Impaired loans	Present value of cash flows	Discount rate	4% - 6%	5 %

(1) Weighted based on the relative fair values of the specific items measured at fair value.

The following table summarizes the Company's financial and nonfinancial assets that were measured at fair value on a nonrecurring basis at December 31, 2022 and December 31, 2021:

| | Balance as of December 31, 2022 | Carrying value at December 31, 2022 | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Financial Assets:				
Impaired loans	$ 489	$ —	$ —	$ 489
Nonfinancial Assets:				
Other real estate owned	108	—	108	—

| | Balance as of December 31, 2021 | Carrying value at December 31, 2021 | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Financial Assets:				
Impaired loans	$ 746	$ —	$ —	$ 746

The carrying amount and fair value of the Company's financial instruments at December 31, 2022 and 2021 were as follows:

	Carrying Value as of December 31, 2022	Fair Value Measurements at December 31, 2022 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2022
			(in thousands)		
Financial Assets:					
Cash and short-term investments	$ 66,894	$ 66,894	$ —	$ —	$ 66,894
Securities	149,156	—	149,156	—	149,156
Restricted Investments	9,233	—	9,233	—	9,233
Loans held for sale	153	—	153	—	153
Loans, net	1,312,565	—	—	1,260,149	1,260,149
Bank owned life insurance	23,862	—	23,862	—	23,862
Accrued interest receivable	3,902	—	3,902	—	3,902
Interest rate swap	1,017	—	1,017	—	1,017
Financial Liabilities:					
Deposits	$ 1,264,075	$ —	$ 1,262,859	$ —	$ 1,262,859
Federal funds purchased	32,980	—	32,980	—	32,980
Federal Home Loan Bank advances	175,000	—	174,705	—	174,705
Subordinated debt	29,377	—	26,101	—	26,101
Accrued interest payable	926	—	926	—	926
Interest rate swap	1,017	—	1,017	—	1,017

Fair Value Measurements at
December 31, 2021
Using

	Carrying Value as of December 31, 2021		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2) (in thousands)		Significant Unobservable Inputs (Level 3)		Fair Value as of December 31, 2021
Financial Assets:									
Cash and short-term investments	$	64,068	$	64,068	$	—	$	—	$	64,068
Securities		192,321		—		192,321		—		192,321
Restricted Investments		1,049		—		1,049		—		1,049
Loans held for sale		876				876				876
Loans, net		976,933		—		—		969,612		969,612
Bank owned life insurance		23,236		—		23,236		—		23,236
Accrued interest receivable		2,634		—		2,634		—		2,634
Interest rate swap		58		—		58		—		58
Financial Liabilities:									
Deposits	$	1,177,235	$	—	$	1,177,582	$	—	$	1,177,582
Accrued interest payable		67		—		67		—		67
Interest rate swap		58		—		58		—		58

The Company assumes interest rate risk (the risk that general interest rate levels will change) during its normal operations. As a result, the fair value of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities in order to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay their principal balance in a rising rate environment and more likely to do so in a falling rate environment. Conversely, depositors who are receiving fixed rate interest payments are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting the terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

NOTE 22. Change in Accumulated Other Comprehensive (Loss)

Accumulated other comprehensive (loss) includes unrealized gains and losses on available for sale securities and changes in benefit obligations and plan assets for the post retirement benefit plan. Changes to accumulated other comprehensive (loss) are presented net of tax as a component of equity. Reclassifications out of accumulated other comprehensive (loss) are recorded in the Consolidated Statements of Income either as a gain or loss.

Changes to accumulated other comprehensive (loss) by components are shown in the following tables for the years ended December 31, 2022 and 2021:

| | Twelve Months Ended December 31, | | | | | |
| | 2022 | | | 2021 | | |
	Unrealized Gains and Losses on Available for Sale Securities	Change in Benefit Obligations and Plan Assets for the Post Retirement Benefit Plan	Total	Unrealized Gains and Losses on Available for Sale Securities	Change in Benefit Obligations and Plan Assets for the Post Retirement Benefit Plan	Total
	(dollars in thousands)			(dollars in thousands)		
January 1	$ (174)	$ 19	$ (155)	$ 3,260	$ 19	$ 3,279
Other comprehensive (loss) before reclassifications	(26,422)	—	(26,422)	(4,322)	—	(4,322)
Reclassifications from other comprehensive (loss)	737	—	737	(24)	—	(24)
Tax effect of current period changes	5,394	—	5,394	912	—	912
Current period changes net of taxes	(20,291)	—	(20,291)	(3,434)	—	(3,434)
December 31	$ (20,465)	$ 19	$ (20,446)	$ (174)	$ 19	$ (155)

For the years ended December 31, 2022 and 2021, ($737) thousand and $24 thousand, respectively, was reclassified out of accumulated other comprehensive (loss) and appeared as (Loss) gain on sale of securities in the Consolidated Statement of Income. The tax (benefit) expense related to these reclassifications was ($155) thousand and $5 thousand for the years ended December 31, 2022 and 2021, respectively. The tax is included in Income Tax Expense in the Consolidated Statements of Income.

NOTE 23. Condensed Financial Information – Parent Company Only


EAGLE FINANCIAL SERVICES, INC.
(Parent Company Only)
Balance Sheets
December 31, 2022 and 2021
(dollars in thousands)


	2022	2021
Assets		
Cash held in subsidiary bank	$ 8,222	$ 2,739
Investment in subsidiary	122,767	107,416
Other assets	455	125
Total assets	$ 131,444	$ 110,280
Liabilities and Shareholders' Equity		
Subordinated debt	$ 29,377	$ —
Other liabilities	338	—
Total liabilities	$ 29,715	$ —
Shareholders' Equity		
Common stock	8,629	8,556
Surplus	13,268	12,115
Retained earnings	100,278	89,764
Accumulated other comprehensive (loss)	(20,446)	(155)
Total shareholders' equity	$ 101,729	$ 110,280
Total liabilities and shareholders' equity	$ 131,444	$ 110,280

EAGLE FINANCIAL SERVICES, INC.
(Parent Company Only)
Statements of Income
Years Ended December 31, 2022 and 2021
(dollars in thousands)

	2022		2021	
Income				
Dividends from subsidiary bank	$	—	$	1,500
Interest and fees on loans		—		64
Total income	$	—	$	1,564
Expenses				
Interest expense on subordinated debt	$	1,067	$	—
Other operating expenses		369		319
Total expenses	$	1,436	$	319
(Loss) income before income tax (benefit) and equity in undistributed earnings of subsidiary bank	$	(1,436)	$	1,245
Income Tax (Benefit)		(315)		(31)
(Loss) income before equity in undistributed earnings of subsidiary bank	$	(1,121)	$	1,276
Equity in Undistributed Net Income of Subsidiary Bank		15,642		9,745
Net income	$	14,521	$	11,021
Comprehensive (loss) income	$	(5,770)	$	7,587

EAGLE FINANCIAL SERVICES, INC.
(Parent Company Only)
Statements of Cash Flows
Years Ended December 31, 2022 and 2021
(dollars in thousands)

	2022		2021	
Cash Flows from Operating Activities				
Net Income	$	14,521	$	11,021
Adjustments to reconcile net income to net cash (used in) provided by operating activities				
Stock-based compensation expense		1,017		850
Provision for loan losses		—		(21)
Undistributed earnings of subsidiary bank		(15,642)		(9,745)
Amortization of debt issuance costs		51		—
Changes in assets and liabilities:				
(Increase) decrease in other assets		(330)		10
Increase in other liabilities		338		—
Net cash (used in) provided by operating activities	$	(45)	$	2,115
Cash Flows from Investing Activities				
Capital contribution to bank subsidiary	$	(20,000)	$	—
Net decrease in loans		—		2,953
Net cash (used in) provided by investing activities	$	(20,000)	$	2,953
Cash Flows from Financing Activities				
Issuance of subordinated debt, net of issuance costs	$	29,326	$	—
Cash dividends paid		(3,808)		(3,261)
Issuance of common stock, employee benefit plan		164		179
Retirement of common stock		(154)		(149)
Net cash provided by (used in) financing activities	$	25,528	$	(3,231)
Increase in cash	$	5,483	$	1,837
Cash				
Beginning	$	2,739	$	902
Ending	$	8,222	$	2,739

NOTE 24. Other Real Estate Owned

The following table is a summary of other real estate owned ("OREO") activity for the twelve months ended December 31, 2022 and 2021:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Balance, beginning	$ —	$ 607
Net loans transferred to OREO	108	266
Gain on foreclosure	—	—
Sales	—	(781)
Valuation adjustments	—	(92)
Balance, ending	$ 108	$ —

The major classifications of other real estate owned in the consolidated balance sheets at December 31, 2022 and 2021 were as follows:

	As of	
	December 31, 2022	December 31, 2021
	(in thousands)	
Construction and Farmland	$ —	$ —
Residential Real Estate	108	—
Commercial Real Estate	—	—
Subtotal	$ 108	$ —
Less valuation allowance	—	—
Total	$ 108	$ —

There were no loans in the process of foreclosure at December 31, 2022 and December 31, 2021.

NOTE 25. Qualified Affordable Housing Project Investments

The Company invests in qualified affordable housing projects. The general purpose of these investments is to encourage and assist participants in investing in low-income residential rental properties located in the Commonwealth of Virginia, develop and implement strategies to maintain projects as low-income housing, provide tax credits and other tax benefits to investors, and to preserve and protect project assets.

At December 31, 2022 and 2021, the balance of the investments for qualified affordable housing projects was $2.3 million and $2.6 million, respectively. These balances are reflected in Other assets on the Consolidated Balance Sheets. Total unfunded commitments related to the investments in qualified affordable housing projects totaled zero and $11 thousand at December 31, 2022 and 2021, respectively. These balances are reflected in Other liabilities on the Consolidated Balance Sheets.

During the twelve months ended December 31, 2022 and 2021, the Company recognized amortization expense of $278 and $229 thousand. The amortization expense was included in Other operating expenses on the Consolidated Statements of Income.

Total estimated credits to be received during 2022 are $359 thousand based on the most recent quarterly estimates received from the funds. Total tax credits and other tax benefits recognized during 2022 and 2021 were $353 thousand and $385 thousand, respectively.

NOTE 26. Derivatives

The Company uses derivative financial instruments primarily to manage risks to the Company associated with changing interest rates, and to assist customers with their risk management objectives. Derivative contracts that are not designated in a qualifying hedging relationships include customer accommodation loan swaps. The Company enters into interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. The Bank simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and offsetting terms. The net result of these interest rate swaps is that the customer pays a fixed rate of interest and the Company receives a floating rate. These back-to-back loan swaps are derivative financial instruments and are reported at fair value in "other assets" and "other liabilities" in the Consolidated Balance Sheets. Changes in the fair value of loan swaps are recorded in other noninterest income and sum to zero because of the offsetting terms of the swaps with borrowers and the swaps with dealer counterparties.

	December 31, 2022		
	Notional Amount	Assets	Liabilities
	(in thousands)		
Customer-related interest rate swap contracts:			
Matched interest rate swaps with borrower	$ 23,141	$ 1,017	$ —
Matched interest rate swaps with counterparty	23,141	—	1,017

	December 31, 2021		
	Notional Amount	Assets	Liabilities
	(in thousands)		
Customer-related interest rate swap contracts:			
Matched interest rate swaps with borrower	$ 2,391	$ 58	$ —
Matched interest rate swaps with counterparty	2,391	—	58

NOTE 27. Business Segments

The Company has two reportable operating segments: community banking and marine lending. Revenue from community banking operations consist primarily of net interest income related to investments in loan and securities and outstanding deposits and borrowings, fees earned on deposit accounts and debit card interchange activity. Revenue from marine lending operations consist primarily of net interest income related to commercial and consumer marine loans and gains on sales of loans.

Financial information of the parent company and the Bank of Clarke Wealth Management Division is included in the "All Other" category. The parent company's revenue and expenses are comprised primarily of interest expense associated with subordinated debt. The wealth management division's net recenues are comprised primarily of income from offering wealth management services and insurance products through third-party service providers.

Marine lending was identified as a newly reportable segment in 2022 and as such, the Company has included the prior period financial information for comparative purposes. The following table provides income and asset information as of and for the twelve months ended December 31, 2022 and 2021, which are included within the Consolidated Balance Sheets and Consolidated Statements of Income.

	Twelve Months Ended December 31, 2022				
	Community Banking	Marine Lending	All Other	Eliminations	Consolidated
	(in thousands)				
Interest Income	$ 47,554	$ 7,132	$ —	$ —	$ 54,686
Interest Expense	4,026	380	1,067	—	5,473
Net Interest Income	43,528	6,752	(1,067)	—	49,213
Gain on sales of loans	478	1,397	—	—	1,875
Other noninterest income	7,222	99	4,149	—	11,470
Net Revenue	51,228	8,248	3,082	—	62,558
Provision for loan losses	1,059	771	—	—	1,830
Noninterest expense	36,401	3,695	2,961	—	43,057
Income (loss) before taxes	13,768	3,782	121	—	17,671
Income tax expense (benefit)	2,343	794	13	—	3,150
Net Income (loss)	$ 11,425	$ 2,988	$ 108	$ —	$ 14,521
Other data:					
Capital expenditures	$ 829	$ 9	$ —	$ —	$ 838
Depreciation and amortization	1,550	236	124	—	1,910

	Twelve Months Ended December 31, 2021				
	Community Banking	Marine Lending	All Other	Eliminations	Consolidated
	(in thousands)				
Interest Income	$ 40,003	$ 2,630	$ 43	$ —	$ 42,676
Interest Expense	1,645	32	—	—	1,677
Net Interest Income	38,358	2,598	43	—	40,999
Gain on sales of loans	636	1,022	—	—	1,658
Other noninterest income	6,597	10	3,055	—	9,662
Net Revenue	45,591	3,630	3,098	—	52,319
Provision for loan losses	2,657	(1,153)	(21)	—	1,483
Noninterest expense	33,525	2,056	2,468	—	38,049
Income (loss) before taxes	9,409	2,727	651	—	12,787
Income tax expense (benefit)	1,034	573	159	—	1,766
Net Income (loss)	$ 8,375	$ 2,154	$ 492	$ —	$ 11,021
Other data:					
Capital expenditures	$ 520	$ —	$ —	$ —	$ 520
Depreciation and amortization	1,632	14	22	$ —	1,668

	Community Banking	Marine Lending	All Other	Eliminations	Consolidated
Total assets at December 31, 2022	$ 1,377,461	$ 237,595	$ 1,661	$ —	$ 1,616,717
Total assets at December 31, 2021	1,190,471	110,726	1,841	—	1,303,038

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended). Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment of the design and effectiveness of its internal controls over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in 2013.

Management maintains a comprehensive system of internal control to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees. Those policies and procedures: 1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of the Company, 2) provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors, 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Management recognizes that there are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of internal controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Changes in conditions will also impact the internal control effectiveness over time. Eagle Financial Services, Inc. and its subsidiary maintain an internal auditing program, under the supervision of the Audit Committee of the Board of Directors, which independently assesses the effectiveness of the system of internal control and recommends possible improvements.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2022, using the *2013 Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded as of December 31, 2022, the Company's internal control over financial reporting is adequate and effective and meets the criteria of the *Internal Control – Integrated Framework*.

Management's assessment did not determine any material weaknesses within the Company's internal control structure. There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the company's registered public accounting firm (Yount, Hyde & Barbour, P.C. (PCAOB Firm ID: 613)), regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

None.

PART III

Item 10. **Directors, Executives Officers and Corporate Governance**

The information required by Part III, Item 10 is incorporated herein by reference to the Proxy Statement for the 2023 Annual Meeting of Shareholders to be held May 16, 2023.

Item 11. **Executive Compensation**

The information required by Part III, Item 11 is incorporated herein by reference to the Proxy Statement for the 2023 Annual Meeting of Shareholders to be held May 16, 2023.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by Part III, Item 12 is incorporated herein by reference to the Proxy Statement for the 2023 Annual Meeting of Shareholders to be held May 16, 2023.

Item 13. **Certain Relationships and Related Transactions, and Director Independence**

The information required by Part III, Item 13 is incorporated herein by reference to the Proxy Statement for the 2023 Annual Meeting of Shareholders to be held May 16, 2023.

Item 14. **Principal Accounting Fees and Services**

The information required by Part III, Item 14 is incorporated herein by reference to the Proxy Statement for the 2023 Annual Meeting of Shareholders to be held May 16, 2023.

Item 15.   Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The financial statements are filed as part of this Annual Report on Form 10-K within Item 8.

(a)(2) Financial Statement Schedules

All financial statement schedules are omitted since they are not required, or are not applicable, or the required information is given in the financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits, as applicable, are filed with this Form 10-K or incorporated by reference to previous filings.

Exhibit No.	Description
3.1	Articles of Incorporation of the Company, restated in electronic format only as of March 1, 2006 (incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated March 1, 2006).
3.2	Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on May 20, 2021.
4.1	Description of Securities (incorporated herein by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019).
4.2	Form of 4.50% Fixed to Floating Rate Subordinated Note due April 1, 2032 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed April 5, 2022).
10.1	Description of Executive Supplemental Income Plan (incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996).*
10.2	Amended and Restated Employment Agreement of Brandon C. Lorey (incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019).*
10.3	Eagle Financial Services, Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8, Registration No. 333-118319).*
10.4	Eagle Financial Services, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit A of the Proxy Statement for the Annual Meeting of Shareholders held on May 21, 2014, filed on April 21, 2014).
10.5	Amended and Restated Employment Agreement of Joseph T. Zmitrovich (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 3, 2022).*
10.6	Amended and Restated Employment Agreement of Kaley P. Crosen (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019).*
10.7	Amended and Restated Employment Agreement of Kathleen J. Chappell (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 16, 2020).*
10.8	Eagle Financial Services, Inc. Dividend Investment Plan (incorporated herein by reference to to the Company's Registration Statement on Form S-3, File No. 333-209460, filed on February 10, 2016).*
10.9	Amended and Restated Employment Agreement, dated December 1, 2022, between Eagle Financial Services, Inc. and Aaron M. Poffinberger (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 5, 2022).*
10.10	Form of Subordinated Note Purchase Agreement, dated March 31, 2022 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 5, 2022).
21.1	Subsidiary of the Company.
23.1	Consent of Yount, Hyde & Barbour, P.C.

31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from the Eagle Financial Service, Inc. Annual Report on Form 10-K for the year ended December 31, 2022 formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Changes in Shareholders" Equity, (v) Consolidated Statements of Cash Flows and (vi) notes to Consolidated Financial Statements.
104	The cover page from the Eagle Financial Services, Inc. Annual Report on Form 10-K for the year ended December 31, 2022 formatted in Inline XBRL (included with Exhibit 101).

* Management contracts and compensatory plans and arrangements.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eagle Financial Services, Inc.

By: /s/ BRANDON C. LOREY
_____
           Brandon C. Lorey
           President and Chief Executive Officer

Date: March 29, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 29, 2023.

Signature	Title
/s/ BRANDON C. LOREY Brandon C. Lorey	President, Chief Executive Officer, and Director (principal executive officer)
/s/ KATHLEEN J. CHAPPELL Kathleen J. Chappell	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
/s/ THOMAS T. GILPIN Thomas T. Gilpin	Chairman of the Board and Director
/s/ ROBERT W. SMALLEY, JR. Robert W. Smalley, Jr.	Vice Chairman of the Board and Director
/s/ THOMAS T. BYRD Thomas T. Byrd	Director
/s/ CARY R. CLAYTOR Cary R. Claytor	Director
/s/ MARY BRUCE GLAIZE Mary Bruce Glaize	Director
/s/ SCOTT HAMBERGER Scott Hamberger	Director
/s/ EDWARD HILL, III Edward Hill, III	Director
/s/ TATIANA C. MATTHEWS Tatiana C. Matthews	Director
/s/ JOHN R. MILLESON John R. Milleson	Director
/s/ DOUGLAS C. RINKER Douglas C. Rinker	Director
/s/ JOHN D. STOKELY, JR. John D. Stokely, Jr.	Director

EXHIBIT 21.1

SUBSIDIARY OF THE COMPANY

Bank of Clarke is a wholly-owned subsidiary of the Company. Bank of Clarke is a Virginia banking corporation, headquartered in Berryville, Virginia within the County of Clarke.



Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (No. 333-269804, 333-209460, 333-172264, and 333-131877) on Form S-3 and Registration Statements (No. 333-198325 and 333-118319) on Form S-8 of Eagle Financial Services, Inc. of our report dated March 29, 2023, relating to the consolidated financial statements appearing in this Annual Report on Form 10-K of Eagle Financial Services, Inc. for the year ended December 31, 2022.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 29, 2023

EXHIBIT 31.1

CERTIFICATION BY CHIEF EXECUTIVE OFFICER PURSUANT TO RULES 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brandon C. Lorey, certify that:

1. I have reviewed this annual report on Form 10-K of Eagle Financial Services, Inc. for the year ended December 31, 2022;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2023   By: _____ /s/ BRANDON C. LOREY _____

                                                            Brandon C. Lorey
                                                            President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION BY CHIEF EXECUTIVE OFFICER PURSUANT TO RULES 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kathleen J. Chappell, certify that:

1. I have reviewed this annual report on Form 10-K of Eagle Financial Services, Inc. for the year ended December 31, 2022;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2023   By: _____ /s/ KATHLEEN J. CHAPPELL_____

                                                              Kathleen J. Chappell
                                                              Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of Eagle Financial Services, Inc. (the "Company") for the period ending December 31, 2022 to be filed with the Securities and Exchange Commission (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. Code Section 1350, as adopted pursuant to Code Section 906 of the Sarbanes-Oxley Act of 2002, that, to our knowledge:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 29, 2023   By: /s/ BRANDON C. LOREY
                                                                           Brandon C. Lorey
                                                          President and Chief Executive Officer

                                                                     /s/ KATHLEEN J. CHAPPELL
                                                                        Kathleen J. Chappell
                                          Executive Vice President and Chief Financial Officer

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BOARD OF DIRECTORS – Eagle Financial Services, Inc. & Bank of Clarke



THOMAS T GILPIN
Chair



ROBERT W SMALLEY JR
Vice Chair



TANYA C MATTHEWS



THOMAS T BYRD



MARY BRUCE GLAIZE



SCOTT M HAMBERGER



BRANDON C LOREY



JOHN R MILLESON



CARY C NELSON



DOUGLAS C RINKER



JOHN D STOKELY JR



DR. EDWARD HILL

EXECUTIVE OFFICERS – Eagle Financial Services, Inc. (EFSI) & Bank of Clarke (BOC)



BRANDON C LOREY
President/CEO
EFSI and BOC



KATHLEEN J CHAPPELL
EVP/Chief Financial Officer
EFSI and BOC



KALEY P CROSEN
Secretary- EFSI
EVP/Chief Human Resources
Officer BOC



DEBRA L PURRINGTON
EVP/Chief Fiduciary Officer
BOC



JOSEPH T ZMITROVICH
EVP/Chief Banking Officer
BOC



TODD A BRAITHWAITE
EVP/Chief Technology Officer
BOC



JAMES S GEORGE II
EVP/Chief Credit Officer
BOC



AARON M POFFINBERGER
EVP/Chief Risk Officer
BOC



MARIANNE SCHMIDT
SVP/Marketing Officer
BOC



KATHLEEN CROSON
EVP/ Head of Community
Banking BOC

EAGLE FINANCIAL SERVICES, INC
ANNUAL MEETING
The annual Shareholders' meeting will
be held at Barns of Rose Hill on May 16, 2023 at
10:00 AM.

CORPORATE HEADQUARTERS
2 East Main Street, Berryville VA 22611

CORPORATE MAILING ADDRESS
PO Box 391, Berryville VA 22611

TRANSFER AGENT



6201 15th Avenue
Brooklyn, NY 11219
800.937.5449

FORM 10K
A copy of the Company's 2022 Form 10K
annual report to the Securities and Exchange
Commission may be obtained without charge
on the investor relations page of our website
https://investors.bankofclarke.bank/overview/default.aspx
or upon written request.

WEBSITE
www.bankofclarke.bank



